Exhibit 99.1

Manulife Financial Corporation

Consolidated Financial Statements

For the year ended December 31, 2013

2013 Manulife Financial Corporation

Consolidated Financial Statements

1	Responsibility for Financial Reporting
1	Appointed Actuary’s Report to the Shareholders
2	Independent Auditors’ Report of Registered Public Accounting Firm
3	Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)
4	Consolidated Statements of Financial Position
5	Consolidated Statements of Income
6	Consolidated Statements of Comprehensive Income
6	Income Taxes Included in Other Comprehensive Income (Loss)
7	Consolidated Statements of Changes in Equity
8	Consolidated Statements of Cash Flows
9	Notes to Consolidated Financial Statements

Manulife Financial Corporation 2013 Consolidated Financial Statements

Responsibility for Financial Reporting

The accompanying consolidated financial statements of Manulife Financial Corporation are the responsibility of management and have been approved by the Board of Directors. It is also the responsibility of management to ensure that all information in the annual report to shareholders is consistent with these consolidated financial statements.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada. When alternative accounting methods exist, or when estimates and judgment are required, management has selected those amounts that present the Company’s financial position and results of operations in a manner most appropriate to the circumstances.

Appropriate systems of internal control, policies and procedures have been maintained to ensure that financial information is both relevant and reliable. The systems of internal control are assessed on an ongoing basis by management and the Company’s internal audit department.

The actuary appointed by the Board of Directors (the “Appointed Actuary”) is responsible for ensuring that assumptions and methods used in the determination of policy liabilities are appropriate to the circumstances and that reserves will be adequate to meet the Company’s future obligations under insurance and annuity contracts.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. These responsibilities are carried out primarily through an Audit Committee of unrelated and independent directors appointed by the Board of Directors.

The Audit Committee meets periodically with management, the internal auditors, the external auditors and the Appointed Actuary to discuss internal control over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee reviews the consolidated financial statements prepared by management and then recommends them to the Board of Directors for approval. The Audit Committee also recommends to the Board of Directors and shareholders the appointment of external auditors and approval of their fees.

The consolidated financial statements have been audited by the Company’s external auditors, Ernst & Young LLP, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP has full and free access to management and the Audit Committee.

Donald A. Guloien President and Chief Executive Officer	Steve B. Roder Senior Executive Vice President and Chief Financial Officer

Toronto, Canada

February 26, 2014

Appointed Actuary’s Report to the Shareholders

I have valued the policy liabilities of Manulife Financial Corporation for its Consolidated Statements of Financial Position as at December 31, 2013 and 2012 and their change in the Consolidated Statements of Income for the years then ended in accordance with actuarial practice generally accepted in Canada, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the consolidated financial statements fairly present the results of the valuation.

Cindy Forbes, F.C.I.A.

Executive Vice President and Appointed Actuary

Toronto, Canada

February 26, 2014

Manulife Financial Corporation 2013 Consolidated Financial Statements	1

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders of Manulife Financial Corporation

We have audited the accompanying consolidated financial statements of Manulife Financial Corporation, which comprise the Consolidated Statements of Financial Position as at December 31, 2013 and 2012, and the Consolidated Statements of Income, Comprehensive Income, Changes in Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Manulife Financial Corporation as at December 31, 2013 and 2012, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As explained in Note 2 to the consolidated financial statements, in 2013, Manulife Financial Corporation adopted IFRS 10 “Consolidated Financial Statements” and the amendments to IAS 19 “Employee Benefits.”

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Manulife Financial Corporation’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated February 26, 2014, expressed an unqualified opinion on Manulife Financial Corporation’s internal control over financial reporting.

Toronto, Canada,

February 26, 2014.

2	Manulife Financial Corporation 2013 Consolidated Financial Statements

Independent Auditors’ Report on Internal Control Under Standards of The Public Company Accounting Oversight Board (United States)

To the Shareholders of Manulife Financial Corporation

We have audited Manulife Financial Corporation’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Manulife Financial Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the Management’s Report on Internal Controls over Financial Reporting contained in the Management’s Discussion and Analysis. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that [1] pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; [2] provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and [3] provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Manulife Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013 based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Statements of Financial Position as at December 31, 2013 and 2012, and the Consolidated Statements of Income, Comprehensive Income, Changes in Equity and Cash Flows for the years then ended of Manulife Financial Corporation and our report dated February 26, 2014, expressed an unqualified opinion thereon.

Toronto, Canada,

February 26, 2014.

Manulife Financial Corporation 2013 Consolidated Financial Statements	3

Consolidated Statements of Financial Position

As at December 31, (Canadian $ in millions)	2013	(Restated–note 2) 2012
ASSETS
Cash and short-term securities	$13,630	$13,386
Debt securities	114,957	119,159
Public equities	13,075	11,035
Mortgages	37,558	35,082
Private placements	21,015	20,275
Policy loans	7,370	6,793
Bank loans	1,901	2,142
Real estate	9,708	8,513
Other invested assets	13,495	11,547
Total invested assets (note 4)	$232,709	$227,932
Other assets
Accrued investment income	$1,813	$1,792
Outstanding premiums	734	1,009
Derivatives (note 5)	9,673	14,707
Reinsurance assets (note 8)	17,443	18,681
Deferred tax assets (note 6)	2,763	3,177
Goodwill and intangible assets (note 7)	5,298	5,113
Miscellaneous	3,324	3,390
Total other assets	$41,048	$47,869
Segregated funds net assets (note 23)	$239,871	$209,197
Total assets	$513,628	$484,998
LIABILITIES and EQUITY
Liabilities
Insurance contract liabilities (note 8)	$193,242	$198,395
Investment contract liabilities (note 9)	2,524	2,420
Bank deposits	19,869	18,857
Derivatives (note 5)	8,929	7,500
Deferred tax liabilities (note 6)	617	603
Other liabilities	10,383	13,918
	$235,564	$241,693
Long-term debt (note 12)	4,775	5,046
Liabilities for preferred shares and capital instruments (note 13)	4,385	3,903
Segregated funds net liabilities (note 23)	239,871	209,197
Total liabilities	$484,595	$459,839
Equity
Preferred shares (note 14)	$2,693	$2,497
Common shares (note 14)	20,234	19,886
Contributed surplus	256	257
Shareholders’ retained earnings	5,294	3,256
Shareholders’ accumulated other comprehensive income (loss):
Pension and other post-employment plans (note 2)	(452)	(653)
Available-for-sale securities	324	363
Cash flow hedges	(84)	(185)
Translation of foreign operations	258	(709)
Total shareholders’ equity	$28,523	$24,712
Participating policyholders’ equity	134	146
Non-controlling interests	376	301
Total equity	$29,033	$25,159
Total liabilities and equity	$513,628	$484,998

The accompanying notes are an integral part of these Consolidated Financial Statements.

Donald A. Guloien President and Chief Executive Officer	Richard B. DeWolfe Chairman of the Board of Directors

4	Manulife Financial Corporation 2013 Consolidated Financial Statements

Consolidated Statements of Income

For the years ended December 31, (Canadian $ in millions except per share amounts)	2013	(Restated–note 2) 2012
Revenue
Premium income
Gross premiums	$24,892	$24,617
Premiums ceded to reinsurers	(7,382)	(7,194)
Net premium income prior to fixed deferred annuity coinsurance	$17,510	$17,423
Premiums ceded relating to fixed deferred annuity coinsurance (note 8(c))	–	(7,229)
	$17,510	$10,194
Investment income (note 4)
Investment income	$9,870	$9,802
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and macro hedge program	(17,617)	1,825
Net investment income (loss)	$(7,747)	$11,627
Other revenue	$8,909	$7,289
Total revenue	$18,672	$29,110
Contract benefits and expenses
To contract holders and beneficiaries
Death, disability and other claims	$10,005	$9,527
Maturity and surrender benefits	4,683	4,786
Annuity payments	3,504	3,244
Policyholder dividends and experience rating refunds	1,103	1,092
Net transfers from segregated funds	(624)	(718)
Change in insurance contract liabilities	(10,130)	13,040
Change in investment contract liabilities	162	71
Ceded benefits and expenses	(6,376)	(5,924)
Change in reinsurance assets (note 8(c))	1,526	(8,065)
Net benefits and claims	$3,853	$17,053
General expenses	4,624	4,415
Investment expenses (note 4)	1,172	1,034
Commissions	3,920	3,932
Interest expense	1,045	934
Net premium taxes	311	299
Goodwill impairment (note 7)	–	200
Total contract benefits and expenses	$14,925	$27,867
Income before income taxes	$3,747	$1,243
Income tax (expense) recovery (note 6)	(581)	492
Net income	$3,166	$1,735

Net income (loss) attributed to:
Non-controlling interests	$48	$28
Participating policyholders	(12)	(103)
Shareholders	3,130	1,810
	$3,166	$1,735
Net income attributed to shareholders	$3,130	$1,810
Preferred share dividends	(131)	(112)
Common shareholders’ net income	$2,999	$1,698

Earnings per share
Basic earnings per common share (note 11)	$1.63	$0.94
Diluted earnings per common share (note 11)	$1.62	$0.92
Dividends per common share	$0.52	$0.52

The accompanying notes are an integral part of these Consolidated Financial Statements.

Manulife Financial Corporation 2013 Consolidated Financial Statements	5

Consolidated Statements of Comprehensive Income

For the years ended December 31, (Canadian $ in millions)	2013	(Restated–note 2) 2012
Net income	$3,166	$1,735
Other comprehensive income (“OCI”) (loss), net of tax
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	$201	$86
Total items that will not be reclassified to net income	$201	$86
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	$1,015	$(812)
Net investment hedges	(48)	41
Available-for-sale financial securities:
Unrealized gains (losses) arising during the year	(171)	383
Reclassification of realized (gains) losses and impairments to net income	131	(121)
Cash flow hedges:
Unrealized gains arising during the year	93	52
Reclassification of realized losses to net income	8	9
Share of other comprehensive loss of associates	–	(3)
Total items that may be subsequently reclassified to net income	$1,028	$(451)
Other comprehensive income (loss), net of tax	$1,229	$(365)
Total comprehensive income, net of tax	$4,395	$1,370
Total comprehensive income (loss) attributed to:
Non-controlling interests	$47	$28
Participating policyholders	(12)	(103)
Shareholders	4,360	1,445

Income Taxes included in Other Comprehensive Income (Loss)

For the years ended December 31, (Canadian $ in millions)	2013	(Restated–note 2) 2012
Income tax (recovery) expense on
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	$104	$51
Total items that will not be reclassified to net income	$104	$51
Items that may be subsequently reclassified to net income:
Unrealized foreign exchange gains/losses on translation of foreign operations	$(3)	$3
Unrealized foreign exchange gains/losses on net investment hedges	(17)	15
Unrealized gains/losses on available-for-sale financial securities	(61)	119
Reclassification of realized gains/losses and recoveries/impairments to net income on available-for-sale financial securities	57	(8)
Unrealized gains/losses on cash flow hedges	47	25
Reclassification of realized gains/losses to net income on cash flow hedges	5	4
Share of other comprehensive loss of associates	–	(1)
Total income tax expense on items that may be subsequently reclassified to net income	$28	$157
Total income tax expense	$132	$208

The accompanying notes are an integral part of these Consolidated Financial Statements.

6	Manulife Financial Corporation 2013 Consolidated Financial Statements

Consolidated Statements of Changes in Equity

For the years ended December 31, (Canadian $ in millions)	2013	(Restated–note 2) 2012

Preferred shares
Balance, beginning of year	$2,497	$1,813
Issued (note 14)	200	700
Issuance costs, net of tax	(4)	(16)
Balance, end of year	$2,693	$2,497

Common shares
Balance, beginning of year	$19,886	$19,560
Issued on exercise of stock options	17	–
Issued under dividend reinvestment and share purchase plans	331	326
Balance, end of year	$20,234	$19,886

Contributed surplus
Balance, beginning of year	$257	$245
Exercise of stock options and deferred share units	(3)	1
Stock option expense	15	17
Acquisition of non-controlling interest	(13)	(6)
Balance, end of year	$256	$257

Shareholders’ retained earnings
Balance, beginning of year	$3,256	$2,501
Effect of accounting change (note 2)	–	4
Net income attributed to shareholders	3,130	1,810
Preferred share dividends	(131)	(112)
Common share dividends	(961)	(947)
Balance, end of year	$5,294	$3,256

Shareholders’ accumulated other comprehensive income (loss) (“AOCI”)
Balance, beginning of year	$(1,184)	$96
Effect of accounting change (note 2)	–	(915)
Change in unrealized foreign exchange gains (losses) of net foreign operations	967	(771)
Change in actuarial gains (losses) on pension and other post-employment plans	201	86
Change in unrealized gains (losses) on available-for-sale financial securities	(39)	262
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	101	61
Share of other comprehensive loss of associates	–	(3)
Balance, end of year	$46	$(1,184)
Total shareholders’ equity, end of year	$28,523	$24,712

Participating policyholders’ equity
Balance, beginning of year	$146	$249
Net loss attributed to participating policyholders	(12)	(103)
Balance, end of year	$134	$146

Non-controlling interests
Balance, beginning of year	$301	$415
Effect of accounting change (note 2)	–	(177)
Net income attributed to non-controlling interests	48	28
Other comprehensive loss attributed to non-controlling interests	(1)	–
Contributions, net	28	35
Balance, end of year	$376	$301
Total equity, end of year	$29,033	$25,159

The accompanying notes are an integral part of these Consolidated Financial Statements.

Manulife Financial Corporation 2013 Consolidated Financial Statements	7

Consolidated Statements of Cash Flows

For the years ended December 31, (Canadian $ in millions)	2013	(Restated–note 2) 2012
Operating activities
Net income	$3,166	$1,735
Adjustments for non-cash items in net income:
Increase (decrease) in insurance contract liabilities	(10,130)	13,040
Increase in investment contract liabilities	162	71
(Increase) decrease in reinsurance assets, net of premium ceded relating to FDA coinsurance (note 8(c))	1,526	(836)
Amortization of premium/discount on invested assets	(3)	26
Other amortization	426	390
Net realized and unrealized (gains) losses and impairments on assets	17,786	(2,124)
Gain on sale of Taiwan insurance business	(479)	–
Deferred income tax expense (recovery)	475	(1,526)
Stock option expense	15	17
Goodwill impairment	–	200
Net income adjusted for non-cash items	$12,944	$10,993
Changes in policy related and operating receivables and payables	(3,236)	(198)
Cash provided by operating activities	$9,708	$10,795

Investing activities
Purchases and mortgage advances	$(67,801)	$(81,775)
Disposals and repayments	57,721	71,111
Change in investment broker net receivables and payables	(108)	(171)
Net cash decrease from sale and purchase of subsidiaries and businesses	(359)	–
Cash used in investing activities	$(10,547)	$(10,835)

Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$(471)	$14
Repayment of long-term debt	(350)	–
Issue of capital instruments, net	448	497
Repayment of capital instruments	–	(1,000)
Net redemption of investment contract liabilities	(205)	(120)
Funds repaid, net	(127)	(11)
Secured borrowing from securitization transactions	750	500
Changes in bank deposits, net	981	880
Shareholders dividends paid in cash	(761)	(733)
Contributions from non-controlling interests, net	15	29
Common shares issued, net	17	–
Preferred shares issued, net	196	684
Cash provided by financing activities	$493	$740

Cash and short-term securities
Increase (decrease) during the year	$(346)	$700
Effect of foreign exchange rate changes on cash and short-term securities	479	(213)
Balance, beginning of year	12,753	12,266
Balance, December 31	$12,886	$12,753

Cash and short-term securities
Beginning of year
Gross cash and short-term securities	$13,386	$12,799
Net payments in transit, included in other liabilities	(633)	(533)
Net cash and short-term securities, January 1	$12,753	$12,266

End of year
Gross cash and short-term securities	$13,630	$13,386
Net payments in transit, included in other liabilities	(744)	(633)
Net cash and short-term securities, December 31	$12,886	$12,753

Supplemental disclosures on cash flow information
Interest received	$8,616	$8,668
Interest paid	1,046	950
Income taxes paid	1,110	466

The accompanying notes are an integral part of these Consolidated Financial Statements.

8	Manulife Financial Corporation 2013 Consolidated Financial Statements

Notes to Consolidated Financial Statements

Page Number	Note
10	Note 1	Nature of Operations and Significant Accounting Policies
17	Note 2	Accounting and Reporting Changes
21	Note 3	Disposition
21	Note 4	Invested Assets and Investment Income
26	Note 5	Derivative and Hedging Instruments
31	Note 6	Income Taxes
34	Note 7	Goodwill and Intangible Assets
36	Note 8	Insurance Contract Liabilities and Reinsurance Assets
44	Note 9	Investment Contract Liabilities
45	Note 10	Risk Management
52	Note 11	Fair Value Measurement
56	Note 12	Long-Term Debt
56	Note 13	Liabilities for Preferred Shares and Capital Instruments
57	Note 14	Share Capital and Earnings Per Share
58	Note 15	Capital Management
60	Note 16	Stock-Based Compensation
61	Note 17	Employee Future Benefits
66	Note 18	Interests in Structured Entities
69	Note 19	Commitments and Contingencies
71	Note 20	Segmented Information
72	Note 21	Related Parties
73	Note 22	Subsidiaries
75	Note 23	Segregated Funds
76	Note 24	Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)
82	Note 25	Subsequent Events
82	Note 26	Comparatives

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	9

Notes to Consolidated Financial Statements

(Canadian $ in millions except per share amounts or unless otherwise stated)

Note 1    Nature of Operations and Significant Accounting Policies

(a)	Reporting entity

Manulife Financial Corporation (“MFC”) is a publicly traded life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Reassurance Company Ltd. (“JHRECO”), a Bermuda reinsurance company. MFC and its subsidiaries (collectively, “Manulife Financial” or the “Company”) is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Manulife Financial’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The Company operates as Manulife Financial in Canada, Manulife in Asia and primarily as John Hancock in the United States.

MFC is domiciled in Canada and incorporated under the Insurance Companies Act (Canada) (“ICA”). These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). None of the accounting requirements of OSFI are exceptions to IFRS. As outlined in note 1 (h) below, IFRS does not currently prescribe an insurance contract measurement model and therefore, as permitted by IFRS 4 “Insurance Contracts”, insurance contract liabilities continue to be measured using the Canadian Asset Liability Method (“CALM”).

These Consolidated Financial Statements should be read in conjunction with “Risk Management and Risk Factors” in the 2013 Management’s Discussion and Analysis (“MD&A”) dealing with IFRS 7 “Financial Instrument: Disclosures” as the discussion on market risk and liquidity risk includes disclosures that are considered an integral part of these Consolidated Financial Statements.

These Consolidated Financial Statements of MFC as at and for the year ended December 31, 2013 were authorized for issue by the Board of Directors on February 26, 2014.

(b)	Basis of preparation

The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities as at the date of the Consolidated Financial Statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from these estimates. The most significant estimation processes relate to the assumption used in measuring insurance and investment contract liabilities, assessing assets for impairment, determination of pension and other post-employment benefit obligation and expense assumptions, determining income taxes and uncertain tax positions, fair valuation of certain financial instruments, eligibility of hedge accounting requirements, assessment of relationships with other entities for consolidation and the measurement and disclosure of contingent liabilities. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Although some variability is inherent in these estimates, management believes that the amounts recorded are appropriate. The significant accounting policies used and the most significant judgments made by management in applying these accounting policies in the preparation of these Consolidated Financial Statements are summarized below.

(c)	Basis of consolidation

MFC consolidates the financial statements of all entities, including certain structured entities that it controls. Subsidiaries are entities controlled by the Company. The Company has control over an entity when the Company has the power to govern the financial and operating policies of the entity, is exposed to variable returns from its activities which are significant in relation to the total variable returns of the entity and the Company is able to use its power over the entity to affect its share of variable returns. In assessing control, significant judgment is applied while considering all relevant facts and circumstances. When assessing decision making power, the Company considers the extent of its rights relative to the management of an entity, the level of voting rights held in an entity which are potentially or presently exercisable, the existence of any contractual management agreements which may provide the Company with power over an entity’s financial and operating policies and to the extent of minority ownership in an entity, if any, the possibility for de facto control being present. When assessing returns, the Company considers the significance of direct and indirect financial and non-financial variable returns to the Company from an entity’s activities in addition to the proportionate significance of such returns. The Company also considers the degree to which its interests are aligned with those of other parties investing in an entity and the degree to which it may act in its own interest.

The financial statements of the subsidiaries and controlled structured entities are included in the Company’s consolidated results from the date control is established and are excluded from consolidation from the date control ceases. The initial control assessment is performed at inception and is reconsidered at a later date if the Company acquires or loses power over the key operating and financial policies of the entity; acquires additional interests or disposes of interests in the entity; the contractual arrangements of the entity are amended such that the Company’s proportionate exposure to variable returns changes; or if the Company’s ability to use its power to affect its variable returns from the entity changes.

10	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

The Company’s Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. Intercompany balances, and income and expenses arising from intercompany transactions, have been eliminated in preparing the Consolidated Financial Statements.

Non-controlling interests are interests of other parties in the equity of the Company’s subsidiaries and are presented within total equity, separate from the equity of MFC’s shareholders. Non-controlling interests in the net income and other comprehensive income (“OCI”) of MFC’s subsidiaries and consolidated structured entities are included in total net income and total other comprehensive income, respectively. An exception to this occurs where the subsidiary or consolidated structured entity’s shares are required to be redeemed for cash on a fixed or determinable date, in which case non-controlling interests in the subsidiary’s capital are presented as liabilities of the Company and non-controlling interests in the subsidiary’s income and OCI are recorded as expenses of the Company.

The equity method of accounting is used to account for entities over which the Company has significant influence (“associate”), whereby the Company records its share of the associate’s net assets and financial results using uniform accounting policies for similar transactions and events. Significant judgment is used to determine whether voting rights, contractual management and other relationships with the entity, if any, provide the Company with significant influence over the entity. Gains and losses on the sale of associates are included in income when realized, while impairment losses are recognized immediately when there is objective evidence of impairment. Gains and losses on transactions with associates are eliminated to the extent of the Company’s interest in the associate. Investments in associates are included in other invested assets on the Company’s Consolidated Statements of Financial Position.

(d)	Invested assets

Invested assets that are considered financial instruments are classified as fair-value-through-profit-or-loss (“FVTPL”), loans and receivables, or as available-for-sale (“AFS”) financial assets. The Company determines the classification of its financial assets at initial recognition. Invested assets are recognized initially at fair value plus, in the case of investments not at FVTPL, directly attributable transaction costs. Invested assets are classified as financial instruments at FVTPL if they are held for trading, or if they are designated by management under the fair value option, or if a derivative is embedded in the investment. Invested assets classified as AFS are non-derivative financial assets that do not fall into any of the other categories described above.

Valuation methods for the Company’s invested assets are described below. All fair value valuations are performed in accordance with IFRS 13 “Fair Value Measurement”. The three levels of the fair value hierarchy and the disclosure of the fair value for financial instruments not carried at fair value on the Consolidated Statements of Financial Position are described in note 11. Fair valuations are performed both internally by the Company and externally by third party service providers. When third party service providers are engaged the Company performs a variety of procedures to corroborate pricing information. These procedures may include, but are not limited to, inquiry and review of valuation techniques, inputs to the valuation and vendor controls reports.

Cash and short-term securities comprise cash, current operating accounts, overnight bank and term deposits, and fixed income securities held for the purpose of meeting short-term cash commitments. Short-term securities are carried at their fair values. Short-term securities are comprised of investments due to mature within one year of the date of purchase. Carrying value of these instruments approximates fair value due to their short-term maturities and they are generally classified as Level 1. Commercial paper and discount notes are classified as Level 2 because these securities are typically not actively traded. Net payments in transit and overdraft bank balances are included in other liabilities.

Debt securities are carried at fair value. Debt securities are generally valued by independent pricing vendors using proprietary pricing models incorporating current market inputs for similar instruments with comparable terms and credit quality (matrix pricing). The significant inputs include, but are not limited to, yield curves, credit risks and spreads, measures of volatility and prepayment rates. These debt securities are classified as Level 2, but can be Level 3 if the significant inputs are unobservable. Realized gains and losses on sale of debt securities and unrealized gains and losses on debt securities designated as FVTPL are recognized in investment income immediately. Unrealized gains and losses on AFS debt securities are recorded in OCI, with the exception of unrealized gains and losses on foreign currency translation which are included in income. Impairment losses on AFS debt securities are recognized in income when there is objective evidence of impairment. Impairment is considered to have occurred, based on management’s judgment, when it is deemed probable that the Company will not be able to collect all amounts due according to contractual terms of the debt security.

Equities are comprised of common and preferred equities and are carried at fair value. Equities are classified as Level 1, as fair values are based on quoted market prices. Realized gains and losses on sale of equities and unrealized gains and losses on equities designated as FVTPL are recognized in investment income immediately. Unrealized gains and losses on AFS equities are recorded in OCI. Impairment losses on AFS equities are recognized in income on an individual security basis when there is objective evidence of impairment. Impairment is considered to have occurred when fair value has declined below cost by significant amounts or for prolonged periods of time. Judgment is applied in determining whether the decline is significant or prolonged.

Mortgages are carried at amortized cost less allowance for impairment losses, if any, and are classified as Level 3 due to the observability and significance of valuation inputs. Realized gains and losses are recorded in investment income immediately. When mortgages are impaired or when contractual payments are more than 90 days in arrears, contractual interest is no longer accrued. Contractual interest accruals are resumed once the contractual payments are no longer in arrears and are considered current. Impairment losses are recorded on mortgages when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest and are measured based on the discounted value of expected future cash flows at the original

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	11

effective interest rates inherent in the mortgages. Expected future cash flows are typically determined in reference to the fair value of collateral security underlying the mortgages, net of expected costs of realization and any applicable insurance recoveries. Significant judgment is applied in the determination of impairment including the timing and account of future collections.

The Company accounts for insured mortgage securitizations as secured financing transactions since the criteria for sale accounting are not met. For these transactions, the Company continues to recognize the mortgages and records a liability in other liabilities for the amount owed at maturity. Interest income on the mortgages and interest expense on the borrowing are recorded using the effective interest rate method.

Private placements, which include corporate loans for which there is no active market, are carried at amortized cost less allowance for impairments. Realized gains and losses are recorded in income immediately. When private placements are considered impaired, contractual interest is no longer accrued. Contractual interest accruals are resumed once the investment is no longer considered to be impaired. Impairment losses are recorded on private placements when there is no longer assurance as to the timely collection of the full amount of principal and interest. Impairment is measured based on the discounted value of expected future cash flows at the original effective interest rates inherent in the loans. Significant judgment is applied in the determination of impairment including the timing and amount of future collections.

Policy loans are carried at an amount equal to their unpaid balance. Policy loans are fully collateralized by the cash surrender value of the underlying policies.

Bank loans are carried at unpaid principal less allowance for credit losses, if any. When bank loans are impaired or when contractual payments are more than 90 days in arrears, contractual interest is no longer accrued. Contractual interest accruals are resumed once the contractual payments are no longer in arrears and are considered current.

Once established, allowances for impairment of mortgages, private placements and bank loans are reversed only if the conditions that caused the impairment no longer exist. Reversals of impairment charges on AFS debt securities are only recognized in income to the extent that increases in fair value can be attributed to events subsequent to the impairment loss being recorded. Impairment losses for AFS equity instruments are not reversed through income. On disposition of an impaired asset, any allowance for impairment is released.

In addition to impairment and provisions for loan losses (recoveries) reported in investment income, the measurement of policy liabilities and the investment return assumptions include expected future assets credit losses on fixed income investments. Refer to note 8(e).

Interest income is recognized on debt securities, mortgages, private placements, policy loans and bank loans as it accrues and is calculated by using the effective interest rate method. Premiums, discounts and transaction costs are amortized over the life of the underlying investment using the effective yield method for all debt securities as well as mortgages and private placements measured at amortized cost.

The Company records purchases and sales of invested assets on a trade date basis, except for originated loans which are recognized on a settlement date basis.

Real estate consists of both own use and investment property. Own use property is carried at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated based on the cost of an asset less its residual value and is recognized in income on a straight-line basis over the estimated useful life ranging from 30 to 60 years. Impairment losses are recorded in income to the extent the recoverable amount is less than the carrying amount. Where own use property is included in assets backing insurance contract liabilities the fair value of own use property is used in the valuation of insurance contract liabilities.

Investment property is property held to earn rental income, for capital appreciation, or both. Investment property is measured at fair value with changes in fair value recognized in income. Fair value is determined using external appraisals that are based on the highest and best use of the property. The valuation techniques used include discounted cash flows, direct capitalization method as well as comparable sales analysis and include both observable and unobservable inputs. Inputs include existing and assumed tenancies, market data from recent comparable transactions, future economic outlook and market risk assumptions, capitalization rates and internal rates of return. Investment property is classified as Level 3.

Other invested assets include private equity and property investments held in power and infrastructure and timber as well as the agriculture and oil and gas sectors. Private equity investments are accounted for as associates using the equity method (as described in note 1(c) above) or are classified as FVTPL or AFS and carried at fair value. Investments in oil and gas exploration and evaluation costs are measured on a “successful efforts” basis. Timber and agriculture properties are measured at fair value with changes in fair value recognized in income. The fair value of other invested assets is determined using a variety of valuation techniques as described in note 11. Other invested assets that are measured at fair value are classified as Level 3.

Other invested assets also include investments in leveraged leases, which are accounted for using the equity method. The carrying value under the equity method reflects the amortized cost of the lease receivable and related non-recourse debt using the effective yield method.

(e)	Goodwill and intangible assets

Goodwill represents the difference between the purchase cost of the business acquisition and the Company’s proportionate share of the net identifiable assets acquired and liabilities and certain contingent liabilities assumed. It is initially recorded at cost and subsequently measured at cost less accumulated impairment.

12	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

Goodwill is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable at the cash generating unit (“CGU”) or group of CGUs level. The Company allocates goodwill to CGUs or groups of CGUs for the purpose of impairment testing based on the lowest level within the entity in which the goodwill is monitored for internal management purposes. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. Any potential impairment of goodwill is identified by comparing the recoverable amount of a CGU or group of CGUs to its carrying value. Goodwill is reduced by the amount of deficiency, if any. If the deficiency exceeds the carrying amount of goodwill, the carrying values of the remaining assets in the CGU or group of CGUs are reduced by the excess on a pro-rata basis.

The recoverable amount of a CGU is the higher of the estimated fair value less costs to sell or value-in-use of the CGU. In assessing value-in-use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Intangible assets with indefinite useful lives specifically include the John Hancock brand name and certain investment management contracts. This assessment is based on the brand name being protected in the markets where branded products are sold by trademarks, which are renewable indefinitely, and for certain investment management contracts the ability to renew the contract indefinitely. There are no legal, regulatory or contractual provisions that limit the useful lives of these intangible assets. An intangible asset with an indefinite useful life is not amortized but is subject to an annual impairment test which is performed more frequently if there is an indication that it is not recoverable.

Intangible assets with finite useful lives include the Company’s distribution networks, certain investment management contracts, capitalized software and other contractual rights. Software intangible assets are amortized on a straight-line basis over their estimated useful lives of three to five years. Distribution networks and other finite life intangible assets are amortized over their estimated useful lives, which vary from three to 68 years, in relation to the associated gross margin from the related business. They are assessed for indicators of impairment at each reporting period, or more frequently when events or changes in circumstances dictate. If any indication of impairment exists, these assets are subject to an impairment test.

(f)	Miscellaneous assets

Miscellaneous assets include defined benefit assets (refer to note 1(n)), deferred acquisition costs and capital assets. Deferred acquisition costs are carried at cost less accumulated amortization. These costs are recognized over the period where redemption fees may be charged or over the period revenue is earned. Capital assets are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from two to 10 years.

(g)	Segregated funds

The Company manages a number of segregated funds on behalf of policyholders. The investment returns on these funds are passed directly to the policyholders. In some cases, the Company has provided guarantees associated with these funds.

Segregated funds net assets are recorded at fair value and primarily include investments in mutual funds, debt securities, equities, real estate, short-term investments and cash and cash equivalents. In assessing the Company’s degree of control over the underlying investments, the Company considers the scope of its decision making rights, the rights held by other parties, its remuneration as an investment manager and its exposure to the variability of returns. The Company has determined that it does not have control over the underlying investments as it acts as an agent on behalf of segregated fund policyholders.

The methodology applied to determine the fair value of the investments held in segregated funds is consistent with that applied to investments held by the general fund, as described above in note 1 (d). Segregated funds net liabilities are measured based on the value of the segregated funds net assets. The segregated fund assets and liabilities are presented on separate lines on the Consolidated Statements of Financial Position.

Investment returns on segregated fund assets belong to policyholders and the Company does not bear the risk associated with these assets outside of guarantees offered on certain variable life and annuity products, for which the underlying investment is segregated funds. Accordingly, investment income earned by the segregated funds and expenses incurred by the segregated funds are offset and are not separately presented in the Consolidated Statements of Income. Fee income earned by the Company for managing the segregated funds is included in other revenue. Refer to note 23.

The liabilities related to the guarantees associated with certain funds, as a result of certain variable life and annuity contracts, are recorded within the Company’s insurance contract liabilities. The Company holds assets supporting these guarantees which are recognized in invested assets according to their investment type.

(h)	Insurance and investment contract liabilities

Contract classification

Most contracts issued by the Company are considered insurance, investment or service contracts. Contracts under which the Company accepts significant insurance risk from a policyholder are classified as insurance contracts in the Consolidated Financial Statements. A contract is considered to have significant insurance risk if, and only if, an insured event could cause an insurer to make significant additional payments in any scenario, excluding scenarios that lack commercial substance at the inception of the contract. Contracts under which the Company does not accept significant insurance risk are classified as either investment contracts or considered service contracts and are accounted for in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” or IAS 18 “Revenue”, respectively.

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	13

Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its term, even if the insurance risk reduces significantly during this period, unless all rights and obligations are extinguished or expire. Investment contracts can be reclassified as insurance contracts if insurance risk subsequently becomes significant.

Insurance contract liabilities

Insurance contract liabilities, net of reinsurance assets, represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force. Insurance contract liabilities are presented gross of reinsurance assets on the Consolidated Statements of Financial Position. The Company’s Appointed Actuary is responsible for determining the amount of insurance contract liabilities in accordance with standards established by the Canadian Institute of Actuaries. Insurance contract liabilities, net of reinsurance assets, have been determined using CALM as permitted by IFRS 4 “Insurance Contracts”. Refer to note 8.

Investment contract liabilities and deposits

Investment contract liabilities include contracts issued to retail and institutional investors that do not contain significant insurance risk. Investment contract liabilities and deposits are measured at amortized cost, or at fair value, if elected, to ensure consistent measurement and reduce accounting mismatches between the assets supporting the contracts and the liabilities. The liability is derecognized when the contract expires, is discharged or is cancelled.

Embedded derivatives

Derivatives embedded within insurance contracts are separated if they are not considered to be closely related to the host insurance contract and do not meet the definition of an insurance contract. These embedded derivatives are presented separately in other assets or other liabilities and are measured at fair value with changes in fair value recognized in income.

(i)	Reinsurance assets

The Company uses reinsurance in the normal course of business to manage its risk exposure. Insurance ceded to a reinsurer does not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements.

Reinsurance assets represent the benefit derived from reinsurance agreements in force at the reporting date, taking into account the financial condition of the reinsurer. Amounts recoverable from reinsurers are estimated in accordance with the terms of the relevant reinsurance contract.

Gains or losses on buying reinsurance are recognized in income immediately at the date of purchase and are not amortized. Premiums ceded and claims reimbursed are presented on a gross basis on the Consolidated Statements of Income. Reinsurance assets are not offset against the related insurance contract liabilities and are presented separately on the Consolidated Statements of Financial Position. Refer to note 8 (a).

(j)	Other financial instruments accounted for as liabilities

The Company issues a variety of other financial instruments classified as liabilities, including notes payable, term notes, senior notes, senior debentures, subordinated notes, surplus notes and preferred shares. These financial liabilities are measured at amortized cost, with issuance costs deferred and amortized using the effective interest rate method.

(k)	Income taxes

The provision for income taxes is calculated based on income tax laws and income tax rates substantively enacted as at the date of the Consolidated Statements of Financial Position. The income tax provision is comprised of current income taxes and deferred income taxes. Current and deferred income taxes relating to items recognized in OCI and directly in equity are similarly recognized in OCI and directly in equity, respectively.

Current income taxes are amounts expected to be payable or recoverable as a result of operations in the current year and any adjustments to taxes payable in respect of previous years.

Deferred income taxes are provided for using the liability method and result from temporary differences between the carrying values of assets and liabilities and their respective tax bases. Deferred income tax is measured at the substantively enacted tax rates that are expected to be applied to temporary differences when they reverse.

A deferred tax asset is recognized to the extent that future realization of the tax benefit is probable. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the tax benefit will be realized. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax liabilities are recognized for all taxable temporary differences, except in respect of taxable temporary differences associated with investments in subsidiaries and associates, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

14	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

(l)	Foreign currency translation

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Transactions in a foreign currency are initially recorded at the functional currency rate prevailing at the date of the transaction.

Assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate in effect at the reporting date. Revenue and expenses denominated in foreign currencies are translated at the average exchange rate prevailing during the year. Exchange gains and losses are recognized in income with the exception of foreign monetary items that form part of a net investment in a foreign operation and the results of hedging these positions. These foreign exchange gains and losses are recognized in OCI until such time that the foreign operation is disposed of or control or significant influence over it is lost.

(m)	Stock-based compensation

The Company provides stock-based compensation to certain employees and directors as described in note 16. Compensation expense of equity instruments is accrued based on the best estimate of the number of instruments expected to vest, with revisions made to that estimate if subsequent information indicates that actual forfeitures are likely to differ from initial estimates, unless forfeitures are due to market-based conditions.

Stock options are expensed with a corresponding increase in contributed surplus. Restricted share units, special restricted share units and deferred share units are expensed with a corresponding liability accrued based on the market value of MFC’s common shares. Performance share units are expensed with a corresponding liability accrued based on specific performance conditions and the market value of MFC’s common shares. The change in the value of the awards resulting from changes in the market value of the Company’s common shares or changes in the specific performance conditions and credited dividends is recognized in income, offset by the impact of total return swaps used to manage the variability of the related liability.

Stock-based compensation cost is recognized over the applicable vesting period, except if the employee is eligible to retire at the time of grant or will be eligible to retire during the vesting period. Compensation cost, attributable to stock options and restricted share units granted to employees who are eligible to retire on the grant date or who will become eligible to retire during the vesting period, is recognized over the period from the grant date to the date of retirement eligibility. When a stock-based compensation award vests in instalments (graded vesting features), each instalment is considered a separate award with the compensation expense amortized accordingly.

Contributions to the Global Share Ownership Plan (“GSOP”), (refer to note 16(d)), are expensed as incurred. Under the GSOP, subject to certain conditions, the Company will match a percentage of the employee’s eligible contributions to certain maximums. All contributions are used by the plan’s trustee to purchase MFC common shares in the open market.

(n)	Employee future benefits

The Company maintains pension plans, both defined benefit and defined contribution, and other post-employment plans for eligible employees and agents. These plans include broad-based pension plans for employees that are typically funded and supplemental non-registered (non-qualified) pension plans for executives, retiree welfare plans and disability welfare plans that are typically not funded.

The Company’s obligation in respect of defined benefit pension and other post-employment plans is calculated for each plan as the estimated present value of the future benefits that eligible employees have earned in return for their service up to the reporting date using the projected benefit method. The discount rate used is based on the yield at the reporting date on high quality corporate debt securities that have approximately the same term as the obligations and that are denominated in the same currency in which the benefits are expected to be paid and is updated annually.

To determine the Company’s net defined benefit asset or liability, the fair value of plan assets are deducted from the defined benefit obligations. When this calculation results in a surplus, the asset recognized is limited to the present value of future economic benefit available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset limit). Remeasurement of the net defined benefit asset or liability consists of actuarial gains and losses, the change in effect from asset limits, and the return on plan assets, excluding amounts included in net interest on the net defined benefit asset or liability, and is reflected in OCI. Net interest income or expense is determined by applying the discount rate to the net defined benefit asset or liability, and is recognized in income.

Defined benefit assets are included in other assets and defined benefit liabilities are included in other liabilities. The net benefit cost for the year is included in general expenses and is calculated as the sum of the service cost in respect of the fiscal year and the net interest on the net defined benefit asset or liability. Remeasurement effects are recorded in OCI in the period in which they occur and are not reclassified to income in subsequent periods.

The cost of defined contribution plans is the contribution provided by the Company and is recognized in income in the periods during which services are rendered by employees.

The cost of retiree welfare plans is recognized in income over the employees’ years of service to their dates of full entitlement.

The current year cost of disability welfare plans is as calculated as the year-over-year change in the defined benefit obligation, including any actuarial gains or losses.

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	15

When the benefits under the pension plans and other post-employment plans are improved, the increase in obligation for past service is recognized immediately in income.

(o)	Derivative and hedging instruments

The Company uses derivative financial instruments (“derivatives”) to manage exposures to foreign currency, interest rate and other market risks arising from on-balance sheet financial instruments, selected anticipated transactions and certain insurance contract liabilities. Derivatives embedded in other financial instruments (“host instruments”) are separately recorded as derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a standalone derivative and the host instrument itself is not recorded at FVTPL. Derivatives are recorded at fair value. Derivatives with unrealized gains are reported as derivative assets and derivatives with unrealized losses are reported as derivative liabilities.

A determination is made for each relationship as to whether hedge accounting can be applied. Where hedge accounting is not applied, changes in the fair value of derivatives are recorded in investment income. Refer to note 5.

Hedge accounting

Where the Company has elected to use hedge accounting, a hedging relationship is designated and documented at inception. Hedge effectiveness is evaluated at inception and throughout the term of the hedge and hedge accounting is only applied when the Company expects that each hedging relationship will be highly effective in achieving offsetting changes in fair value or changes in cash flows attributable to the risk being hedged. The assessment of hedge effectiveness is performed at the end of each reporting period both prospectively and retrospectively. When it is determined that the hedging relationship is no longer effective, or the hedging instrument or the hedged item has been sold or terminated, the Company discontinues hedge accounting prospectively. In such cases, if the derivatives are not sold or terminated, any subsequent changes in fair value of the derivative are recognized in investment income.

For derivatives that are designated as hedging instruments, changes in fair value are recognized according to the nature of the risks being hedged, as discussed below.

Fair value hedges

In a fair value hedging relationship, changes in the fair value of the hedging derivatives are recorded in investment income, along with changes in fair value attributable to the hedged risk. The carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk. To the extent the changes in the fair value of derivatives do not offset the changes in the fair value of the hedged item attributable to the hedged risk in investment income, any ineffectiveness will remain in investment income. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments are amortized to investment income over the remaining term of the hedged item unless the hedged item is sold, at which time the balance is recognized immediately in investment income.

Cash flow hedges

In a cash flow hedging relationship, the effective portion of the changes in the fair value of the hedging instrument is recorded in OCI while the ineffective portion is recognized in investment income. Gains and losses accumulated in OCI are recognized in income during the same periods as the variability in the cash flows hedged or the hedged forecasted transactions are recognized in income. The reclassifications from accumulated other comprehensive income (“AOCI”) are made to investment income, with the exception of total return swaps that hedge restricted share units, which are reclassified to general expenses.

Gains and losses on cash flow hedges accumulated in AOCI are reclassified immediately to investment income when the hedged item is sold or the forecasted transaction is no longer expected to occur. When a hedge is discontinued, but the hedged forecasted transaction remains highly probable to occur, the amounts accumulated in AOCI are reclassified to investment income in the periods during which variability in the cash flows hedged or the hedged forecasted transaction is recognized in income.

Net investment hedges

In a net investment hedging relationship, the gains and losses relating to the effective portion of the hedge are recorded in OCI. Gains and losses in AOCI are recognized in income during the periods when gains or losses on the underlying hedged net investment in foreign operations are recognized in income.

(p)	Premium income and related expenses

Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. Premiums are reported gross of reinsurance ceded (refer to note 8). Revenue on service contracts is recognized as services are rendered.

Expenses are recognized when incurred. Insurance contract liabilities are computed at the end of each year, resulting in benefits and expenses being matched with the premium income.

16	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

Note 2    Accounting and Reporting Changes

(a)	Changes in accounting policy during the year

(i)	Impact of standards applied retrospectively

Effective January 1, 2013, the Company adopted several new and amended accounting pronouncements. The amendments to IAS 19 “Employee Benefits” and IFRS 10 “Consolidated Financial Statements” were adopted retrospectively. As a result of these adoptions, net income attributed to shareholders for the year ended December 31, 2012 increased by $74 and total shareholders’ equity and non-controlling interests at December 31, 2012 decreased by $737 and by $200, respectively.

The following table summarizes the changes.

As at	December 31, 2012				January 1, 2012
Increase (decrease) in	As reported	Adjustments	Reclass- ifications(1)	Restated	As reported	Adjustments	Reclass- ifications(1)	Restated
Total Invested assets	$229,928	$(806)	$(1,190)	$227,932	$226,520	$(818)	$(923)	$224,779
Total Other assets	48,143	(564)	290	47,869	39,524	(572)	398	39,350
Segregated funds net assets	207,985	–	1,212	209,197	195,933	–	936	196,869
Total assets	$486,056	$(1,370)	$312	$484,998	$461,977	$(1,390)	$411	$460,998
Insurance contract liabilities	$199,588	$–	$(1,193)	$198,395	$190,366	$–	$(923)	$189,443
Investment contract liabilities	2,424	(4)	–	2,420	2,540	(22)	–	2,518
Bank deposits	18,857	–	–	18,857	18,010	–	–	18,010
Derivatives	7,206	294	–	7,500	7,627	350	–	7,977
Deferred tax liability	694	(388)	297	603	766	(468)	474	772
Other liabilities	14,253	(331)	(4)	13,918	12,341	(141)	(76)	12,124
Long-term debt	5,452	(406)	–	5,046	5,503	(425)	–	5,078
Liabilities for preferred shares and capital instruments	3,501	402	–	3,903	4,012	404	–	4,416
Segregated funds net liabilities	207,985	–	1,212	209,197	195,933	–	936	196,869
Total liabilities	$459,960	$(433)	$312	$459,839	$437,098	$(302)	$411	$437,207
Shareholders’ retained earnings	$3,178	$78	$–	$3,256	$2,501	$4	$–	$2,505
Shareholders’ accumulated other comprehensive income (loss)	(369)	(815)	–	(1,184)	96	(915)	–	(819)
Non-controlling interests	501	(200)	–	301	415	(177)	–	238
Accounts not impacted by accounting changes	22,786	–	–	22,786	21,867	–	–	21,867
Total equity	$26,096	$(937)	$–	$25,159	$24,879	$(1,088)	$–	$23,791
Total liabilities and equity	$486,056	$(1,370)	$312	$484,998	$461,977	$(1,390)	$411	$460,998
2012 net income attributed to shareholders(2)	$1,736	$74	$–	$1,810

(1)	Amounts have been reclassified to conform with the current year’s presentation. Includes a reclassification as a result of IFRS 10 (see section (ii) below) and tax adjustment (refer to note 6).
(2)	This amount represents an increase of $0.04 per share for 2012.

(ii)	New standards related to consolidation, joint arrangements and other interests

Effective January 1, 2013, the Company adopted five new related standards issued by the IASB: IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities”, IAS 27 “Separate Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”.

IFRS 10, applied retrospectively, replaced the consolidation guidance in IAS 27 “Separate Financial Statements” and Standards Interpretation Committee (“SIC”) -12 “Consolidation – Special Purpose Entities” and introduced a single control model to be used while assessing control over another entity (the “investee”). Under IFRS 10, control results from an investor having: power over the investee; exposure or rights to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect the amount of its returns from the investee.

The Company applied significant judgment in its assessment of control. The assessment included the effect of its voting rights over decision making and management agreements, if any, with the investees, the significance of returns to which it is exposed as a result of its relationship with the investees and the degree to which the Company can use its power to affect its returns from investees.

The adoption of IFRS 10 resulted in deconsolidation of investments in a timber company, private investment fund and three financing trusts. The adoption did not result in the consolidation of any additional investments.

Deconsolidation of investments in a timber company and a private investment fund

The Company has determined that under IFRS 10, it does not control Hancock Victoria Plantations (“HVP”) and Hancock Capital Partners IV, LP (“HCP IV”), as the Company’s general fund investment in each is not considered to be significant. These entities are now accounted for using the equity method of accounting. Refer to note 4(d).

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	17

Deconsolidation of three financing trusts

The Company has determined that under IFRS 10, it does not control Manulife Financial Capital Trust II (“Trust II”), Manulife Finance (Delaware), L.P. (“MFLP”), and John Hancock Global Funding II, Ltd. (“JHGF II”). These financing trusts are described in note 18.

While the Company predetermines the financing trusts’ financial and operating policies and obtains returns from the financing trusts in the form of advantageous access to capital markets, the entities are designed to pass the Company’s credit risk onto those parties to which the Trust II Notes – Series 1, senior and subordinate debentures and medium term notes were issued. Therefore, under IFRS 10, the Company’s exposure to their returns is not considered to be significant in relation to their total returns.

Deconsolidation of Trust II had no significant quantitative impact on the Company’s Consolidated Statements of Income or Consolidated Statements of Financial Position. Upon deconsolidation of MFLP, the Company excluded the senior debentures and subordinated debentures issued by MFLP and included the notes and loans issued to Manulife Finance (Delaware), LLC (“MFLLC”), as liabilities of the Company, classified within Long-Term Debt and Liabilities for Preferred Shares and Capital Instruments, respectively. Upon deconsolidation of JHGF II, the Company included the funding agreements issued by John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) to JHGF II as liabilities of the Company, classified within Investment Contract Liabilities, and excluded the medium term notes issued by JHGF II. In addition, interest rate swaps between MLI and MFLP and between JHUSA and JHGF II have been included in the Consolidated Statements of Financial Position.

Segregated funds

As described in note 1 (g), the Company offers segregated fund products, including variable annuities in Asia, Canada and the United States. Under these arrangements, policyholders are provided the opportunity to invest in a variety of funds offered by the Company. Upon adoption of IFRS 10, the Company continues to present segregated funds net assets, which are in the legal name and title of the Company but are held on behalf of policyholders, as a single line item in the Consolidated Statements of Financial Position. The obligation to pay the value of the net assets held under these policies is measured based on the value of the net segregated fund assets. Guarantees that may be offered as part of certain segregated fund contracts are recorded within the Company’s insurance contract liabilities. In reviewing the Company’s segregated fund arrangements, the Company also corrected the classification of certain funds. This retroactive correction resulted in an increase in both segregated funds net assets and net liabilities and a corresponding decrease in both total invested assets and insurance contract liabilities of $1,212 as at December 31, 2012 and $923 as at January 1, 2012.

The following is a summary of the impact of adopting IFRS 10.

As at	December 31, 2012				January 1, 2012
Increase (decrease) in	HVP and HCP IV	Financing trusts	Reclass- ification	Total	HVP and HCP IV	Financing trusts	Reclass- ification	Total
Invested assets and accrued interest	$(813)	$5	$(1,193)	$(2,001)	$(820)	$–	$(923)	$(1,743)
Segregated funds net assets	–	–	1,212	1,212	–	–	936	936
Total assets	$(813)	$5	$19	$(789)	$(820)	$–	$13	$(807)
Insurance contract liabilities	$–	$–	$(1,193)	$(1,193)	$–	$–	$(923)	$(923)
Investment contract liabilities	–	(4)	–	(4)	–	(22)	–	(22)
Derivatives	–	294	–	294	–	350	–	350
Deferred tax liability	(13)	(109)	–	(122)	(7)	(113)	–	(120)
Other liabilities	(613)	5	–	(608)	(644)	–	–	(644)
Long-term debt	–	(406)	–	(406)	–	(425)	–	(425)
Liabilities for preferred shares and capital instruments	–	402	–	402	–	404	–	404
Segregated funds net liabilities	–	–	1,212	1,212	–	–	936	936
Total liabilities	$(626)	$182	$19	$(425)	$(651)	$194	$13	$(444)
Shareholders’ retained earnings	$–	$(3)	$–	$(3)	$–	$(10)	$–	$(10)
Shareholders’ accumulated other comprehensive income (loss) on cash flow hedges	13	(174)	–	(161)	8	(184)	–	(176)
Non-controlling interests	(200)	–	–	(200)	(177)	–	–	(177)
Total equity	$(187)	$(177)	$–	$(364)	$(169)	$(194)	$–	$(363)
Total liabilities and equity	$(813)	$5	$19	$(789)	$(820)	$–	$13	$(807)
2012 net income attributed to shareholders	$–	$7	$–	$7

IFRS 11 introduced new accounting requirements for joint arrangements, replacing IAS 31 “Interests in Joint Ventures”. IFRS 11 removes the option to apply the proportionate consolidation method when accounting for joint ventures and instead requires the equity method of accounting be applied in accordance with IAS 28. The adoption of IFRS 11 had no significant effect on the Consolidated Financial Statements as the Company does not have significant interests in joint venture arrangements.

IFRS 12 integrated and made consistent the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities and presents those requirements in a single standard. IFRS 12 requires that an entity disclose information that enables users of its financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, comprehensive income and cash flows. These disclosures are included in notes 4, 18 and 22.

IAS 27 was modified to remove principles of control over another entity, as these principles are now presented within IFRS 10. Adoption of the modifications of IAS 27 had no effect on the Company’s Consolidated Financial Statements.

18	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

IAS 28 was modified to require that the equity method of accounting be used where joint control over a joint venture is present. The principles used in assessing whether significant influence exists were not significantly altered. Adoption of the modifications of IAS 28 had no material effect on the Company’s Consolidated Financial Statements.

(iii)	Amendments to IAS 19 “Employee Benefits” and IAS 1 “Presentation of Financial Statements”

Effective January 1, 2013, the Company adopted amendments to IAS 19 “Employee Benefits” issued by the IASB in June 2011. The amendments require the full funded status of the plan to be reflected as the net defined benefit liability or asset in the Consolidated Statements of Financial Position. Actuarial gains and losses are recognized in full in OCI when they occur and are no longer recognized in net income. Past service costs or credits are immediately recognized in income when a plan is amended. Interest costs and expected return on plan assets under the previous version of IAS 19 have been replaced with a net interest cost or revenue calculated by applying the discount rate to the net defined benefit liability or asset. Further, these amendments include enhanced disclosures about the characteristics of those plans and the risks to which the entity is exposed through participation in those plans. Additional disclosures have been incorporated in note 17 to comply with these requirements.

The following is a summary of the related adjustments made to the Consolidated Financial Statements as a result of the retrospective adoption of the amendments to IAS 19 in respect of all Company pension and other post-employment plans.

As at	December 31, 2012			January 1, 2012
Increase (decrease) in	Pension plans	Other post- employment plans	Total	Pension plans	Other post- employment plans	Total
Total assets(1)	$(562)	$–	$(562)	$(570)	$–	$(570)
Other liabilities	$310	$(33)	$277	$464	$39	$503
Deferred tax liability	(277)	11	(266)	(335)	(13)	(348)
Total liabilities	$33	$(22)	$11	$129	$26	$155
Shareholders’ accumulated other comprehensive income (loss)	$(669)	$15	$(654)	$(699)	$(40)	$(739)
Shareholders’ retained earnings	74	7	81	–	14	14
Total equity	$(595)	$22	$(573)	$(699)	$(26)	$(725)
Total liabilities and equity	$(562)	$–	$(562)	$(570)	$–	$(570)
2012 net income attributed to shareholders	$74	$(7)	$67

(1)	Decrease reflected in miscellaneous assets.

Amendments to IAS 1 “Presentation of Financial Statements” were issued in June 2011 and require items within OCI to be presented separately based on whether or not the item will be subsequently reclassified into net income. The new presentation was adopted in conjunction with the treatment of OCI under IAS 19.

(iv)	IFRS 13 “Fair Value Measurement”

Effective January 1, 2013, the Company adopted IFRS 13 “Fair Value Measurement” issued by the IASB in May 2011. IFRS 13 defines fair value, provides guidance on how to determine fair value but does not change the requirements regarding which items should be measured or disclosed at fair value. The adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.

The standard also requires many new disclosures for both financial and non-financial assets and liabilities measured at, or based on, fair value and for items not measured at fair value but for which fair value is disclosed. While the definition of each level within the fair value hierarchy, as described in note 11, did not change, the additional disclosures now required include a description of the valuation technique used for each of the Company’s major categories of assets and liabilities measured or disclosed at fair value. In addition, the standard requires more disclosures around inputs and sensitivities for Level 3 fair values for those items measured at fair value on a recurring basis, along with expanded disclosures around transfers between levels in the fair value hierarchy. These new disclosure requirements are included in notes 1, 5 and 11.

(v)	Amendments to IFRS 7 “Financial Instruments: Disclosure”

Effective January 1, 2013, the Company adopted the amendments to IFRS 7 “Offsetting Financial Assets and Financial Liabilities” issued by the IASB in December 2011. These amendments introduce new disclosure requirements for financial instruments relating to their rights of offset and related arrangements under an enforceable master netting agreement or similar arrangements. The adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements. These new disclosure requirements are included in note 10.

(vi)	Annual Improvements 2009–2011 Cycle

Effective January 1, 2013, the Company adopted minor amendments to five different standards as part of the Annual Improvements process issued by the IASB in May 2012. The adoption of these amendments did not have a significant impact on the classification, measurement or presentation of the Company’s Consolidated Financial Statements.

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	19

(b)	Future accounting and reporting changes
(i)	IFRS 9 “Financial Instruments”

IFRS 9 “Financial Instruments” was issued in November 2009 and amended in October 2010 and November 2013, and is intended to replace IAS 39 “Financial Instruments: Recognition and Measurement”. The project has been divided into three phases: classification and measurement, impairment of financial assets, and hedge accounting. IFRS 9’s current classification and measurement methodology provides that financial assets are measured at either amortized cost or fair value on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. The classification and measurement for financial liabilities remains generally unchanged; however, revisions have been made in the accounting for changes in fair value of a financial liability attributable to changes in the credit risk of that liability. Gains or losses caused by changes in an entity’s own credit risk on such liabilities are no longer recognized in profit or loss but instead are reflected in OCI.

Revisions to hedge accounting were issued in November 2013 as part of the overall IFRS 9 project. The amendment introduces a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. The new model represents a substantial overhaul of hedge accounting that will enable entities to better reflect their risk management activities in their financial statements.

In November 2013, the IASB removed the mandatory effective date of January 1, 2015. The IASB has stated that a new effective date will be determined when all three phases of the IFRS 9 project are closer to completion. The Company is still assessing the impact of these changes.

(ii)	Amendments to IAS 32 “Financial Instruments: Presentation”

The amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” were issued in December 2011 and are effective for years beginning on or after January 1, 2014. The amendments clarify the basis for offsetting financial instruments presented in the statement of financial position. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

(iii)	Amendments to IFRS 10, IFRS 12 and IAS 27 “Investment Entities”

The amendments to IFRS 10, IFRS 12 and IAS 27 “Investment Entities” were issued in October 2012 and are effective for years beginning on or after January 1, 2014. The amendments establish the definition of an investment entity using principles commonly found in the mutual fund industry. The amendments require investment entities to use fair value accounting for all of their investments, including those which they control or have significant influence over. The amendments constitute a scope change for IFRS 10 and, therefore, Investment Entities, as defined, will be exempt from applying consolidation accounting for their investments. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

(iv)	IFRS Interpretation Committee (“IFRIC”) Interpretation 21 “Levies”

IFRIC Interpretation 21 “Levies” was issued in May 2013 and is effective for years beginning on or after January 1, 2014. IFRIC 21 provides guidance on recognizing liabilities for payments to government in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”. It does not provide guidance on accounting for income taxes, fines and penalties or for acquisition of assets or services from governments. IFRIC 21 establishes that a liability for a levy is recognized when the activity that triggers payment occurs. Adoption of this amendment is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

(v)	Amendments to IAS 39 “Financial Instruments: Recognition and Measurement.”

The amendments to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting” were issued in June 2013 and are effective for years beginning on or after January 1, 2014. The amendments address the accounting for derivatives designated as a hedging instrument when there has been a change in counterparty. Under the amendments, for situations in which a law or regulation requires the novation, the Company can continue the current hedge designation despite the change. A novation occurs when the parties of the derivative agree to change counterparties for the purposes of using a central counterparty for clearing. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

(vi)	Annual Improvements 2010–2012 and 2011-2013 Cycles

Annual Improvements 2010-2012 and 2011-2013 Cycles were issued in December 2013, resulting in minor amendments to 10 standards and are effective for the Company starting on January 1, 2015. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

(vii)	Amendments to IAS 19 “Employee Benefits”

The amendments to IAS 19 “Employee Benefits” were issued in November 2013 and are effective for the Company starting on January 1, 2015. The amendments clarify the accounting for contributions by employees or third parties to defined benefit plans. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

20	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

Note 3    Disposition

On July 31, 2013, the Company’s subsidiary Manulife (International) Limited entered into an agreement with CTBC Life Insurance Co. Ltd. (“CTBC Life”) to sell its Taiwan insurance business. The transaction closed on December 31, 2013. Under the agreement, CTBC Life assumed all of the life insurance business-related obligations of Manulife (International) Limited Taiwan Branch. Under the terms of the agreement, Manulife (International) Limited transferred the infrastructure (including information technology systems and workforce) and other assets required to administer and support the life insurance business to CTBC Life. The gain on sale was $350 (net of taxes of $129), which has been recorded in other revenue in the Company’s Consolidated Statements of Income.

Note 4    Invested Assets and Investment Income

(a)	Carrying values and fair values of invested assets

As at December 31, 2013	FVTPL	AFS	Other	Total carrying value	Total fair value
Cash and short-term securities(1)	$421	$10,617	$2,592	$13,630	$13,630
Debt securities(2)
Canadian government and agency	13,106	2,844	–	15,950	15,950
U.S. government and agency	13,189	8,383	–	21,572	21,572
Other government and agency	10,862	1,962	–	12,824	12,824
Corporate	57,192	4,017	–	61,209	61,209
Mortgage/asset-backed securities	2,774	628	–	3,402	3,402
Public equities	11,011	2,064	–	13,075	13,075
Mortgages	–	–	37,558	37,558	39,176
Private placements	–	–	21,015	21,015	22,008
Policy loans	–	–	7,370	7,370	7,370
Bank loans	–	–	1,901	1,901	1,907
Real estate
Own use property(3)	–	–	804	804	1,476
Investment property	–	–	8,904	8,904	8,904
Other invested assets
Other alternative long-duration assets(4)	5,921	68	4,217	10,206	10,402
Other	108	26	3,155	3,289	3,289
Total invested assets(5)	$114,584	$30,609	$87,516	$232,709	$236,194

As at December 31, 2012 (Restated–note 2)
Cash and short-term securities(1)	$440	$8,362	$4,584	$13,386	$13,386
Debt securities(2)
Canadian government and agency	12,929	3,014	–	15,943	15,943
U.S. government and agency	18,361	8,811	–	27,172	27,172
Other government and agency	11,628	1,866	–	13,494	13,494
Corporate	54,024	4,778	–	58,802	58,802
Mortgage/asset-backed securities	3,219	529	–	3,748	3,748
Public equities	9,410	1,625	–	11,035	11,035
Mortgages	–	–	35,082	35,082	37,468
Private placements	–	–	20,275	20,275	22,548
Policy loans	–	–	6,793	6,793	6,793
Bank loans	–	–	2,142	2,142	2,148
Real estate
Own use property(3)	–	–	789	789	1,368
Investment property	–	–	7,724	7,724	7,724
Other invested assets
Other alternative long-duration assets(4)	4,728	89	3,455	8,272	8,504
Other	104	27	3,144	3,275	3,286
Total invested assets(5)	$114,843	$29,101	$83,988	$227,932	$233,419

(1)

Includes short-term securities with maturities of less than one year at acquisition amounting to $4,473 (2012 – $2,026) and cash equivalents with maturities of less than 90 days at acquisition amounting to $6,565 (2012 – $6,776) and cash of $2,592 (2012 – $4,584).

(2)	Total debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $502 and $60, respectively (2012 – $848 and $132, respectively).
(3)	Includes accumulated depreciation of $294 (2012 – $265).
(4)

Other alternative long-duration assets include private equity of $2,181, power and infrastructure of $3,486, oil and gas of $1,643, timber and agriculture sectors of $2,770 and various others of $126 (2012 – $1,761, $2,913, $1,355, $2,243 and nil, respectively).

(5)	The methodologies for determining fair value of the Company’s invested assets are described in notes 1 and 11.

(b)	Debt securities and equities classified as FVTPL

The FVTPL classification was elected for securities backing insurance and investment contract liabilities in order to substantially reduce an accounting mismatch arising from changes in the value of these assets and changes in the value recorded for the related insurance and investment contract liabilities. There would otherwise be a mismatch if the AFS classification was selected because change in insurance contract liabilities related to investment return assumptions is reflected in net income rather than in OCI, refer to note 8 (e).

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	21

(c)	Debt securities and equities classified as AFS

Securities that are designated as AFS are not actively traded but sales do occur as circumstances warrant. Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

(d)	Other invested assets

Other invested assets include investments in associates accounted for using the equity method of accounting as follows.

As at December 31,	2013		(Restated–note 2) 2012
	Carrying value	% of total	Carrying value	% of total
Leveraged leases	$2,629	73	$2,591	76
Timber	259	7	239	7
Affordable housing	252	7	282	8
Agriculture	99	3	88	3
Private equity	49	1	66	2
Other	340	9	158	4
Total	$3,628	100	$3,424	100

The Company’s share of profit from its investments in associates included in income for the year ended December 31, 2013 was $132 (2012 – $55).

During the year ended December 31, 2013, the Company received $5 of dividends from its investments in associates (2012 – $4).

(e)	Mortgages

The following table presents the carrying values and fair values of mortgages by property type.

Mortgage loans by property type

As at December 31,	2013		2012
	Carrying value	Fair value(1)	Carrying value	Fair value(1)
Residential	$20,531	$20,905	$18,540	$18,984
Office	5,647	6,023	5,169	5,734
Retail	5,901	6,334	5,689	6,397
Industrial	2,103	2,258	2,394	2,622
Other	3,376	3,656	3,290	3,731
Total	$37,558	$39,176	$35,082	$37,468

(1)	See note 11 for a description of the fair value methodology.

The carrying value of government-insured mortgages was 28 per cent of the total mortgage portfolio as at December 31, 2013 (2012 – 31 per cent) and the carrying value of privately-insured mortgages was nil per cent of the total mortgage portfolio as at December 31, 2013 (2012 – 0.4 per cent). The majority of these insured mortgages are residential loans as classified in the table above.

22	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

(f)	Investment income

For the year ended December 31, 2013	FVTPL	AFS	Other(2)	Total	Yields (3)
Cash and short-term securities					1.2%
Interest income	$5	$70	$–	$75
Gains(1)	5	73	–	78
Debt securities					(3.0%	)
Interest income	3,961	511	–	4,472	3.8%
Losses(1)	(7,762)	(308)	–	(8,070)	(6.6%	)
Recovery (Impairment loss), net	44	(4)	–	40
Public equities					16.5%
Dividend income	314	50	–	364
Gains(1)	1,370	131	–	1,501
Impairment loss	–	(7)	–	(7)
Mortgages					4.7%
Interest income	–	–	1,625	1,625
Gains(1)	–	–	55	55
Provision, net	–	–	(3)	(3)
Private placements					6.0%
Interest income	–	–	1,274	1,274
Losses(1)	–	–	(15)	(15)
Impairment, net	–	–	(55)	(55)
Policy loans	–	–	404	404	5.7%
Bank loans					4.2%
Interest income	–	–	85	85
Provision, net	–	–	(2)	(2)
Real estate					6.3%
Rental income, net of depreciation	–	–	442	442
Gains(1)	–	–	98	98
Impairment loss	–	–	(1)	(1)
Derivatives					n/a
Interest income, net	–	–	688	688
Losses(1)	–	–	(12,006)	(12,006)
Other investments					10.3%
Interest income	–	–	47	47
Oil and gas, timber, agriculture and other income	–	–	619	619
Gains(1)	262	2	283	547
Impairment, net	–	(2)	–	(2)
Total investment income (loss)	$(1,801)	$516	$(6,462)	$(7,747)	(3.3%	)
Interest income	$3,966	$581	$4,123	$8,670	3.8%
Dividend, rental and other income	314	50	1,061	1,425	0.6%
Impairments and provisions for loan losses (note 10)	44	(13)	(61)	(30)	0.0%
Other	(34)	(119)	(42)	(195)	(0.1%	)
	$4,290	$499	$5,081	$9,870
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on macro equity hedges
Debt securities	$(7,762)	$3	$–	$(7,759)	(3.3%	)
Public equities	1,339	12	–	1,351	0.6%
Mortgages	–	–	53	53	0.0%
Private placements	–	–	(15)	(15)	0.0%
Real estate	–	–	98	98	0.0%
Other investments	332	2	281	615	0.3%
Derivatives, including macro equity hedging program	–	–	(11,960)	(11,960)	(5.0%	)
	$(6,091)	$17	$(11,543)	$(17,617)
Total investment income (loss)	$(1,801)	$516	$(6,462)	$(7,747)	(3.3%	)

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	23

For the year ended December 31, 2012 (Restated–note 2)	FVTPL	AFS	Other(2)	Total	Yields(3)
Cash and short-term securities					0.7%
Interest income	$10	$78	$–	$88
Gains (losses)(1)	13	(19)	–	(6)
Debt securities					6.3%
Interest income	3,957	572	–	4,529	3.8%
Gains(1)	2,860	132	–	2,992	2.5%
Impairment loss, net	(41)	(18)	–	(59)
Public equities					12.0%
Dividend income	241	52	–	293
Gains(1)	874	47	–	921
Impairment loss	–	(33)	–	(33)
Mortgages					5.2%
Interest income	–	–	1,645	1,645
Gains(1)	–	–	127	127
Provision, net	–	–	(16)	(16)
Private placements					7.6%
Interest income	–	–	1,364	1,364
Gains(1)	–	–	95	95
Recovery, net	–	–	2	2
Policy loans	–	–	394	394	5.8%
Bank loans					4.2%
Interest income	–	–	93	93
Provision, net	–	–	(1)	(1)
Real estate					11.2%
Rental income, net of depreciation	–	–	424	424
Gains(1)	–	–	430	430
Impairment loss	–	–	(1)	(1)
Derivatives					n/a
Interest income, net	–	–	491	491
Losses(1)	–	–	(2,952)	(2,952)
Other investments					7.8%
Interest income	–	–	25	25
Oil and gas, timber, agriculture and other income	–	–	463	463
Gains(1)	177	1	139	317
(Impairment) recovery, net	–	(1)	3	2
Total investment income	$8,091	$811	$2,725	$11,627	5.3%
Interest income	$3,967	$650	$4,012	$8,629	3.9%
Dividend, rental and other income	241	52	887	1,180	0.5%
Impairments and provisions for loan losses (note 10)	(41)	(52)	(13)	(106)	0.0%
Other	82	145	(128)	99	0.0%
	$4,249	$795	$4,758	$9,802
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on macro equity hedges
Debt securities	$2,859	$15	$–	$2,874	1.3%
Public equities	824	2	–	826	0.4%
Mortgages	–	–	103	103	0.0%
Private placements	–	–	94	94	0.0%
Real estate	–	–	420	420	0.2%
Other investments	159	(1)	149	307	0.1%
Derivatives, including macro equity hedging program	–	–	(2,799)	(2,799)	(1.2%)
	$3,842	$16	$(2,033)	$1,825
Total investment income	$8,091	$811	$2,725	$11,627	5.3%

(1)

Gains (losses) include realized and unrealized gains (losses) for securities and derivatives designated as FVTPL and realized gains (losses) for AFS securities, mortgages, private placements, policy loans, bank loans and other invested assets.

(2)	Other includes interest income, real estate rental income and derivative income as outlined in note 5 and earnings on other investments.
(3)	Yields are based on IFRS income and are calculated using the geometric average of assets held at IFRS carrying value during the reporting year.

(g)	Investment expenses

For the years ended December 31,	2013	(Restated–note 2) 2012
Related to invested assets	$418	$406
Related to segregated, mutual and other funds	754	628
Total investment expenses	$1,172	$1,034

24	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

(h)	Investment property

Investment property comprises a number of commercial properties that are leased to third parties. Investment property activity is summarized as follows.

For the years ended December 31,	2013	2012
Balance, January 1	$7,724	$6,635
Acquisitions	1,069	891
Disposals	(248)	(74)
Change in fair value	98	399
Impact of changes in foreign exchange rates	261	(127)
Balance, December 31	$8,904	$7,724

The following table identifies the amounts included in investment income relating to investment property.

For the years ended December 31,	2013	2012
Rental income from investment property	$839	$798
Direct operating expenses that generated rental income	(461)	(423)
Total	$378	$375

(i)	Mortgage securitization

The Company securitizes certain insured fixed and variable rate commercial and residential mortgages and Home Equity Lines of Credit (“HELOC”) through creation of mortgage-backed securities under the Canadian Mortgage Bond Program (“CMB”), Government of Canada National Housing Act (“NHA”) Mortgage Backed Securities (“MBS”) program, as well as through a HELOC securitization program. Benefits received from the transfers include interest spread between the asset and associated liability. Under IFRS, these transactions remain “on-balance sheet” and are accounted for as secured borrowings, as described in note 1(d).

There are no expected credit losses on the mortgages that have been securitized under the Government of Canada CMB and NHA MBS programs and the HELOC securitization program as they are insured by the Canada Mortgage and Housing Corporation (“CMHC”) and other third party insurance programs against borrowers’ default.

The cash flows received from the underlying securitized assets/mortgages are used to settle the related secured borrowing liability. For CMB transactions receipts of principal are deposited into a trust account for settlement of the liability at the time of maturity. These transferred assets and related cash flows cannot be transferred or used for other purposes. For NHA MBS transactions, principal receipts are remitted to investors on a monthly basis. For the HELOC transactions, investors are entitled to periodic interest payments and the remaining cash receipts of principal are allocated to the Company (the “Seller”) during the revolving period of the deal and are accumulated for settlement of the liability based on the terms of the note.

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	25

The carrying amount of securitized assets reflecting the Company’s continuing involvement with the mortgages and the associated liabilities is as follows.

As at December 31, 2013	Securitized assets
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total	Secured borrowing liabilities
HELOC securitization(1),(2)	$2,000	$10	$2,010	$1,998
CMB securitization	104	11	115	115
Total	$2,104	$21	$2,125	$2,113

As at December 31, 2012
HELOC securitization(1)	$1,250	$6	$1,256	$1,248
CMB securitization	200	283	483	482
NHA MBS securitization(3)	1	8	9	9
Total	$1,451	$297	$1,748	$1,739

(1)

The restricted cash balance for the HELOC securitization reflects a cash reserve fund established in relation to the transactions. The reserve will be drawn upon only in the event of insufficient cash flows from the underlying HELOCs to satisfy the secured borrowing liability.

(2)	The secured borrowing liabilities primarily comprise of Series 2010-1 and Series 2011-1 notes with floating rates and are expected to mature on December 15, 2015 and December 15, 2017 respectively.
(3)	Under the Government of Canada programs for NHA MBS securitization, cash received on the mortgages is held in a restricted cash account for the payment of the liability under the terms of the program.

The fair value of the securitized assets as at December 31, 2013 was $2,127 (2012 – $1,752) and the fair value of the associated liabilities was $2,124 (2012 – $1,756).

Note 5    Derivative and Hedging Instruments

Derivatives are financial contracts, the value of which is derived from underlying interest rates, foreign exchange rates, other financial instruments, commodity prices or indices. The Company uses derivatives including swaps, forward and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments.

Swaps are over-the-counter (“OTC”) contractual agreements between the Company and a third party to exchange a series of cash flows based upon rates applied to a notional amount. For interest rate swaps, counterparties generally exchange fixed or floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve the exchange of principal amounts between parties as well as the exchange of interest payments in one currency for the receipt of interest payments in another currency. Total return swaps are contracts that involve the exchange of payments based on changes in the values of a reference asset, including any returns such as interest earned on these assets, in return for amounts based on reference rates specified in the contract.

Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency or other underlying commodity on a predetermined future date at a specified price. Forward contracts are OTC contracts negotiated between counterparties, whereas futures agreements are contracts with standard amounts and settlement dates that are traded on regulated exchanges.

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate, or other financial instrument at a predetermined price/rate within a specified time.

See variable annuity guarantee dynamic hedging strategy in the “Risk Management and Risk Factors” section of the Company’s 2013 MD&A for an explanation of the Company’s dynamic hedging strategy for its variable annuity product guarantees.

(a)	Hedging relationships

The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the requirements for hedge accounting. Risk management strategies eligible for hedge accounting are designated as fair value hedges, cash flow hedges or net investment hedges, as described below.

Fair value hedges

The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed rate financial instruments caused by changes in interest rates. The Company also uses cross currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

26	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges in investment income. These investment gains (losses) are shown in the following table.

Derivatives in qualifying fair value hedging relationships

For the year ended December 31, 2013	Hedged items in qualifying fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate assets	$930	$(998)	$(68)
	Fixed rate liabilities	(16)	16	–
Foreign currency swaps	Fixed rate assets	13	(6)	7
Total		$927	$(988)	$(61)

For the year ended December 31, 2012 (Restated–note 2)
Interest rate swaps	Fixed rate assets	$(55)	$(36)	$(91)
	Fixed rate liabilities	(30)	30	–
Foreign currency swaps	Fixed rate assets	(1)	–	(1)
Total		$(86)	$(6)	$(92)

Cash flow hedges

The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and forecasted transactions. The Company also uses cross currency swaps and foreign currency forward contracts to hedge the variability from foreign currency financial instruments and foreign currency expenses. Total return swaps are used to hedge the variability in cash flows associated with certain stock-based compensation awards. Inflation swaps are used to reduce inflation risk generated from inflation indexed liabilities.

The effects of derivatives in cash flow hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Other Comprehensive Income are shown in the following table.

Derivatives in qualifying cash flow hedging relationships

For the year ended December 31, 2013	Hedged items in qualifying cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$(10)	$(12)	$–
Foreign currency swaps	Floating rate liabilities	132	–	–
Foreign currency forwards	Forecasted expenses	(10)	–	–
Total return swaps	Stock-based compensation	33	–	–
Total		$145	$(12)	$–

For the year ended December 31, 2012 (Restated–note 2)
Interest rate swaps	Forecasted liabilities	$14	$(12)	$–
Foreign currency swaps	Fixed rate assets	1	–	–
	Floating rate liabilities	19	–	–
Foreign currency forwards	Forecasted expenses	4	–	–
Total return swaps	Stock-based compensation	34	–	–
Total		$72	$(12)	$–

The Company anticipates that net losses of approximately $24 will be reclassified from AOCI to net income within the next twelve months. The maximum time frame for which variable cash flows are hedged is 30 years.

Hedges of net investments in foreign operations

The Company primarily uses forward currency contracts, cross currency swaps and non-functional currency denominated debt to manage its foreign currency exposures to net investments in foreign operations.

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	27

The effects of derivatives in net investment hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Other Comprehensive Income are shown in the following table.

Hedging instruments in net investment hedging relationships

For the year ended December 31, 2013	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Currency swaps and interest rate swaps	$23	$–	$–
Non-functional currency denominated debt	(76)	–	–
Total	$(53)	$–	$–

For the year ended December 31, 2012 (Restated–note 2)
Currency swaps and interest rate swaps	$29	$–	$–
Non-functional currency denominated debt	24	–	–
Total	$53	$–	$–

(b)	Fair value of derivatives

The pricing models used to value OTC derivatives are based on market standard valuation methodologies and the inputs to these models are consistent with what a market participant would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), and market volatility. The significant inputs to the pricing models for most OTC derivatives are inputs that are observable or can be corroborated by observable market data and are classified as Level 2. Inputs that are observable generally include: interest rates, foreign currency exchange rates and interest rate curves. However, certain OTC derivatives may rely on inputs that are significant to the fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data and these derivatives are classified as Level 3. Inputs that are unobservable generally include: broker quotes, volatilities and inputs that are outside of the observable portion of the interest rate curve or other relevant market measures. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what market participants would use when pricing such instruments. The Company’s use of unobservable inputs is limited and the impact on derivative fair values does not represent a material amount as evidenced by the limited amount of Level 3 derivatives in note 11. The credit risk of both the counterparty and the Company are considered in determining the fair value for all OTC derivatives after taking into account the effects of netting agreements and collateral arrangements.

The fair value of derivative instruments is summarized by term to maturity in the following tables. Fair values shown do not incorporate the impact of master netting agreements. Refer to note 10.

	Term to maturity
As at December 31, 2013	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$103	$442	$316	$8,812	$9,673
Derivative liabilities	484	357	328	7,760	8,929

As at December 31, 2012 (Restated–note 2)
Derivative assets	$69	$215	$396	$14,027	$14,707
Derivative liabilities	75	290	442	6,693	7,500

28	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

	Remaining term to maturity (notional amounts)				Fair value
As at December 31, 2013	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net	Credit risk equivalent(1)	Risk-weighted amount(2)
Interest rate contracts
OTC Swap contracts	$8,872	$32,317	$144,352	$185,541	$9,327	$(8,049)	$1,278	$3,866	$463
Cleared swap contracts	–	3,712	8,815	12,527	196	(101)	95	–	–
Forward contracts	4,563	1,622	–	6,185	11	(410)	(399)	16	2
Futures	4,836	–	–	4,836	–	–	–	–	–
Options purchased	–	–	2,854	2,854	23	–	23	82	10
Subtotal	$18,271	$37,651	$156,021	$211,943	$9,557	$(8,560)	$997	$3,964	$475
Foreign exchange
Swap contracts	479	2,018	5,025	7,522	131	(593)	(462)	449	52
Forward contracts	868	–	–	868	3	(9)	(6)	7	1
Futures	3,760	–	–	3,760	–	–	–	–	–
Credit derivatives	–	335	–	335	9	–	9	–	–
Equity contracts
Swap contracts	1,240	124	4	1,368	54	–	54	58	6
Futures	9,894	–	–	9,894	–	–	–	–	–
Options purchased	653	2,840	–	3,493	267	–	267	504	62
Subtotal including accrued interest	$35,165	$42,968	$161,050	$239,183	$10,021	$(9,162)	$859	$4,982	$596
Less accrued interest	–	–	–	–	348	(233)	115	–	–
Total	$35,165	$42,968	$161,050	$239,183	$9,673	$(8,929)	$744	$4,982	$596

As at December 31, 2012 (Restated–note 2)
Interest rate contracts
OTC swap contracts	$5,794	$28,623	$123,116	$157,533	$14,791	$(7,212)	$7,579	$8,803	$995
Cleared swap contracts	–	–	10	10	–	(1)	(1)	–	–
Futures	6,079	–	–	6,079	–	–	–	–	–
Options purchased	105	–	1,211	1,316	43	–	43	87	10
Subtotal	$11,978	$28,623	$124,337	$164,938	$14,834	$(7,213)	$7,621	$8,890	$1,005
Foreign exchange
Swap contracts	699	1,617	5,372	7,688	351	(650)	(299)	1,249	134
Forward contracts	762	36	–	798	10	(13)	(3)	33	3
Futures	5,310	–	–	5,310	–	–	–	–	–
Credit derivatives	–	264	–	264	7	–	7	–	–
Equity contracts
Swap contracts	163	97	4	264	9	(9)	–	73	7
Futures	17,482	–	–	17,482	–	–	–	–	–
Options purchased	76	1	–	77	5	–	5	22	3
Subtotal including accrued interest	$36,470	$30,638	$129,713	$196,821	$15,216	$(7,885)	$7,331	$10,267	$1,152
Less accrued interest	–	–	–	–	509	(385)	124	–	–
Total	$36,470	$30,638	$129,713	$196,821	$14,707	$(7,500)	$7,207	$10,267	$1,152

(1)

Credit risk equivalent is the sum of replacement cost and the potential future credit exposure. Replacement cost represents the current cost of replacing all contracts with a positive fair value. The amounts take into consideration legal contracts that permit offsetting of positions. The potential future credit exposure is calculated based on a formula prescribed by OSFI.

(2)	Risk-weighted amount represents the credit risk equivalent, weighted according to the creditworthiness of the counterparty, as prescribed by OSFI.

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	29

The gross notional amount and the fair value of derivative contracts by the underlying risk exposure for all derivatives in qualifying hedging and non-qualifying hedging relationships are summarized in the following table.

					(Restated–note 2)
As at December 31,		2013			2012
			Fair value			Fair value
Type of hedge	Instrument type	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities

Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$5,768	$185	$395	$6,726	$54	$1,352
	Foreign currency swaps	73	–	16	69	–	28
Cash flow hedges	Interest rate swaps	64	–	–	80	4	–
	Foreign currency swaps	785	–	59	776	–	147
	Forward contracts	132	–	1	182	9	–
	Equity contracts	101	21	–	77	4	3
Net investment hedges	Foreign currency swaps	–	–	–	160	–	23
Total derivatives in qualifying hedge accounting relationships		$6,923	$206	$471	$8,070	$71	$1,553
Non-qualifying hedge accounting relationships
	Interest rate swaps	$192,236	$8,989	$7,535	$150,738	$14,226	$5,489
	Interest rate futures	4,836	–	–	6,079	–	–
	Interest rate options	2,854	23	–	1,316	43	–
	Foreign currency swaps	6,663	130	506	6,681	348	439
	Currency rate futures	3,760	–	–	5,310	–	–
	Forward contracts	6,921	14	417	617	1	13
	Equity contracts	4,761	302	–	264	11	6
	Credit default swaps	335	9	–	264	7	–
	Equity futures	9,894	–	–	17,482	–	–
Total derivatives in non-qualifying hedge accounting relationships		$232,260	$9,467	$8,458	$188,751	$14,636	$5,947
Total derivatives		$239,183	$9,673	$8,929	$196,821	$14,707	$7,500

(c)	Derivatives not designated in qualifying hedge accounting relationships

Derivatives used in portfolios supporting insurance contract liabilities are generally not designated in qualifying hedge accounting relationships because the change in the value of the insurance contract liabilities economically hedged by these derivatives is also recorded through net income. Given the changes in fair value of these derivatives and related hedged risks are recognized in investment income as they occur, they generally offset the change in hedged risk to the extent the hedges are economically effective. Interest rate and cross currency swaps are used in the portfolios supporting insurance contract liabilities to manage duration and currency risks.

The effects of derivatives in non-qualifying hedge accounting relationships on the Consolidated Statements of Income are shown in the following table.

Non-qualifying hedge accounting relationships

		(Restated–note 2)
For the years ended December 31,	2013	2012
Investment income (loss)
Interest rate swaps	$(7,296)	$71
Treasury locks	(399)	–
Credit default swaps	–	2
Stock futures	(3,867)	(2,606)
Currency futures	(226)	(135)
Interest rate futures	152	(100)
Interest rate options	(20)	(8)
Equity options	(64)	–
Total return swaps	126	6
Foreign currency swaps	(296)	(57)
Foreign currency forwards	(69)	(34)
Bond forwards	11	–
Total investment loss from derivatives in non-qualifying hedge accounting relationships	$(11,948)	$(2,861)

30	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

(d)	Embedded derivatives

Certain insurance contracts contain features that are classified as embedded derivatives and are measured separately at FVTPL including reinsurance contracts related to guaranteed minimum income benefits and contracts containing certain credit and interest rate features.

Certain reinsurance contracts related to guaranteed minimum income benefits are considered embedded derivatives requiring separate measurement at FVTPL as the financial component contained in the reinsurance contracts does not contain significant insurance risk. As at December 31, 2013, reinsurance ceded guaranteed minimum income benefits had a fair value of $992 (2012 – $1,460) and reinsurance assumed guaranteed minimum income benefits had a fair value of $88 (2012 – $121). Claims recovered under reinsurance ceded contracts offset the claims expenses and claims paid on the reinsurance assumed are reported as contract benefits.

The Company’s credit and interest rate embedded derivatives promise to pay the returns on a portfolio of assets to the contract holder and contain a credit and interest rate risk that is a financial risk embedded in the underlying insurance contract. As at December 31, 2013, these embedded derivatives had a fair value of $92 (2012 – $146).

Other financial instruments classified as embedded derivatives but exempt from separate measurement at fair value include variable universal life and variable life products, minimum guaranteed credited rates, no lapse guarantees, guaranteed annuitization options, CPI indexing of benefits, and segregated fund minimum guarantees other than reinsurance ceded/assumed guaranteed minimum income benefits. These embedded derivatives are measured and reported within insurance contract liabilities and are exempt from separate fair value measurement as they contain insurance risk and/or are closely related to the insurance host contract.

Note 6    Income Taxes

(a)	Components of the income tax expense (recovery)

Income tax recognized in Consolidated Statements of Income:

		(Restated–note 2)
For the years ended December 31,	2013	2012
Current tax
Current year(1)	$45	$1,144
Adjustments to prior year(1)	61	(110)
	$106	$1,034
Deferred tax
Reversal of temporary differences(1)	496	(1,458)
Effects of changes in tax rates	(21)	(68)
Income tax expense (recovery)	$581	$(492)

(1) Amounts reclassified between current tax and deferred tax to conform with the current year’s presentation.

Income tax recognized in Other Comprehensive Income (“OCI”):

		(Restated–note 2)
For the years ended December 31,	2013	2012
Current income tax expense (recovery)	$(14)	$38
Deferred income tax expense	146	170
Income tax expense	$132	$208

Income tax recognized directly in Equity:

For the years ended December 31,	2013	2012
Current income tax expense	$70	$44
Deferred income tax recovery	(33)	(52)
Income tax expense (recovery)	$37	$(8)

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	31

The effective income tax rate reported in the Consolidated Statements of Income varies from the Canadian tax rate of 26.5 per cent for the year ended December 31, 2013 (2012 – 26 per cent) and the reasons are shown below.

Reconciliation of income tax (recovery) expense

For the years ended December 31,	2013	(Restated–note 2 2012)
Income before income taxes	$3,747	$1,243
Income tax expense at Canadian statutory tax rate	$993	$323
Increase (decrease) in income taxes due to:
Tax-exempt investment income	(170)	(188)
Differences in tax rate on income not subject to tax in Canada	(176)	(399)
General business tax credits net of tax credits not recognized	14	(46)
Goodwill impairment	–	52
Adjustments to current tax related to prior years	61	(110)
Unused tax losses not recognized as deferred tax assets	6	47
Recovery of unrecognized tax losses of prior periods	(55)	–
Other differences	(92)	(171)
Income tax expense (recovery)	$581	$(492)

As at December 31, 2013, the Company has approximately $617 of current tax payable included in other liabilities (2012 – $1,534) and a current tax recoverable of $254 included in other assets (2012 – $277).

(b)	Deferred taxes

(i)	Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and they relate to the same tax authority on the same taxable entity.

As at December 31,	2013	(Restated–note 2) 2012
Deferred tax assets
Loss carryforwards	$807	$455
Actuarial liabilities	3,249	7,723
Pension and post-retirement benefits	283	390
Tax credits	585	309
Accrued interest	167	416
Deferred tax assets	$5,091	$9,293
Deferred tax liabilities
Real estate	$(1,397)	$(974)
Securities and other investments	(260)	(4,633)
Sale of invested assets	(250)	(285)
Goodwill and intangible assets	(743)	(701)
Other	(295)	(126)
Deferred tax liabilities	$(2,945)	$(6,719)
Net deferred tax assets	$2,146	$2,574

32	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

(ii)	The movement in the net deferred tax assets (liabilities) was as follows.

Deferred tax assets and liabilities

For the year ended December 31, 2013	Real estate	Securities and other investments	Sale of invested assets	Goodwill and intangible assets	Actuarial liabilities	Loss carry- forwards	Accrued interest	Tax credits	Pension and post- retirement benefits	Other	Total
Balance, January 1	$(974)	$(4,633)	$(285)	$(701)	$7,723	$455	$416	$309	$390	$(126)	$2,574
Acquired in business combinations	–	–	–	(18)	–	–	–	–	–	–	(18)
Recognized in net income	(367)	4,607	35	(3)	(4,935)	342	(274)	250	6	(136)	(475)
Recognized in OCI	–	(26)	–	–	–	–	–	–	(108)	(12)	(146)
Recognized in equity	–	–	–	–	38	–	–	–	–	(5)	33
Translation and other	(56)	(208)	–	(21)	423	10	25	26	(5)	(16)	178
Balance, December 31	$(1,397)	$(260)	$(250)	$(743)	$3,249	$807	$167	$585	$283	$(295)	$2,146

For the year ended December 31, 2012 (Restated–note 2)
Balance, January 1	$(439)	$(3,865)	$(323)	$(760)	$4,175	$733	$446	$497	$440	$235	$1,139
Acquired in business combinations	–	–	–	(2)	–	–	–	–	–	–	(2)
Recognized in net income	(538)	(754)	38	35	3,501	(239)	(20)	(176)	2	(323)	1,526
Recognized in OCI	–	(69)	–	–	–	(18)	–	–	(52)	(31)	(170)
Recognized in equity	–	–	–	–	45	–	–	–	–	7	52
Translation and other	3	55	–	26	2	(21)	(10)	(12)	–	(14)	29
Balance, December 31	$(974)	$(4,633)	$(285)	$(701)	$7,723	$455	$416	$309	$390	$(126)	$2,574

The aggregate of deferred tax assets where the Company has suffered losses in either the current or preceding year and where the recognition is dependent on future taxable profits and feasible management actions is $2,724 as at December 31, 2013 (2012 – $2,212). The Company’s continuing recognition of these deferred tax assets is based on future taxable profits in the relevant jurisdictions.

As at December 31, 2013, the Company has approximately $2,991 (2012 – $2,232) of tax loss carryforwards available, of which $2,962 expire between the years 2014 and 2033 while $29 have no expiry date. Capital loss carryforwards in the amount of $8 (2012 – $18) have no expiry date. A tax benefit related to these tax loss carryforwards in the amount of $807 (2012 – $455), has been recognized as a deferred tax asset at December 31, 2013, and a benefit of $117 (2012 – $166) has not been recognized.

As at December 31, 2013, the Company has approximately $638 (2012 – $309) of tax credit carryforwards which will expire between the years 2022 and 2033, and a benefit of $53 (2012 – nil) has not been recognized.

As at December 31, 2013, the aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized amounted to $7,195 (2012 – $4,583).

(c)	Tax related contingencies

The Company is an investor in a number of leasing transactions and had established provisions for disallowance of the tax treatment and for interest on past due taxes. On August 5, 2013, the U.S. Tax Court issued an opinion effectively ruling in the government’s favour in the litigation between John Hancock and the Internal Revenue Service involving the tax treatment of leveraged leases. The Company was fully reserved for this result, and the case had no material impact on the Company’s 2013 financial results.

The Company is subject to income tax laws in various jurisdictions. Tax laws are complex and potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes and deferred income taxes represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the year. The Company may be required to change its provision for income taxes or deferred income tax balances when the ultimate deductibility of certain items is successfully challenged by taxing authorities, or if estimates used in determining the amount of deferred tax asset to recognize change significantly, or when receipt of new information indicates the need for adjustment in the amount of deferred income taxes to be recognized. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income taxes, deferred tax balances and the effective tax rate. Any such changes could materially affect the amounts reported in the Consolidated Financial Statements in the period these changes occur.

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	33

Note 7 Goodwill and Intangible Assets

(a)	Carrying amounts of goodwill and intangible assets

As at December 31, 2013	Gross carrying amount	Accumulated amortization	Net carrying amount
Goodwill	$3,110	$–	$3,110
Indefinite life intangible assets
Brand	$638	$–	$638
Fund management contracts and other(1)	505	–	505
	$1,143	$–	$1,143
Finite life intangible assets(2)
Distribution network	$764	$157	$607
Software	1,181	869	312
Other	230	104	126
	$2,175	$1,130	$1,045
Total intangible assets	$3,318	$1,130	$2,188
Total goodwill and intangible assets	$6,428	$1,130	$5,298

As at December 31, 2012
Goodwill	$3,100	$–	$3,100
Indefinite life intangible assets
Brand	$597	$–	$597
Fund management contracts and other(1)	458	–	458
	$1,055	$–	$1,055
Finite life intangible assets(2)
Distribution network	$638	$119	$519
Software	1,058	755	303
Other	229	93	136
	$1,925	$967	$958
Total intangible assets	$2,980	$967	$2,013
Total goodwill and intangible assets	$6,080	$967	$5,113

(1)

For the fund management contracts, the significant CGUs to which these were allocated and their carrying values were U.S Mutual Funds and Retirement Plan Services with $312 (2012 – $291) and Canadian Wealth (excluding Manulife Bank) with $150 (2012 – $150).

(2)	Amortization expense was $158 for the year ended December 31, 2013 (2012 – $142).

(b)	Impairment testing of goodwill

In the fourth quarter of 2013, the Company updated its 2014 business plan including in-force and new business embedded values. The Company uses these measures in determining the recoverable amount of its businesses in its annual goodwill impairment testing completed during the fourth quarter.

The Company has determined there is no impairment of goodwill in 2013. In 2012, the Company determined that the goodwill of Canadian Individual Life CGU was impaired and recognized an impairment charge of $200 in the Corporate and Other segment (see note 20) which did not affect the Company’s ongoing operations.

34	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

The Company has 15 CGUs or groups of CGUs. Factors considered when identifying the Company’s CGUs include how the Company is organized to interact with customers, how products are presented and sold, and where interdependencies exist. The carrying value of goodwill for all CGUs with goodwill balances is shown in the table below.

As at December 31, 2013

CGU or Group of CGUs	Balance, January 1	Goodwill impairment/ additions/ disposals	Effect of changes in foreign exchange rates	Balance, December 31
Asia (excluding Hong Kong and Japan)	$132	$(5)	$7	$134
Japan Insurance and Wealth	403	–	(48)	355
Canadian Individual Life	155	–	–	155
Canadian Affinity Markets	83	–	–	83
Canadian Wealth (excluding Manulife Bank)	750	–	–	750
Canadian Group Benefits and Group Retirement Savings	826	–	–	826
International Group Program	67	–	4	71
U.S. Life	–	4	–	4
U.S. Long-Term Care	268	–	18	286
U.S. Mutual Funds and Retirement Plan Services	360	–	25	385
Corporate and Other	56	–	5	61
Total	$3,100	$(1)	$11	$3,110

As at December 31, 2012
Asia (excluding Hong Kong and Japan)	$132	$–	$–	$132
Japan Insurance and Wealth	463	–	(60)	403
Canadian Individual Life	355	(200)	–	155
Canadian Affinity Markets	83	–	–	83
Canadian Wealth (excluding Manulife Bank)	750	–	–	750
Canadian Group Benefits and Group Retirement Savings	826	–	–	826
International Group Program	68	–	(1)	67
U.S. Long-Term Care	274	–	(6)	268
U.S. Mutual Funds and Retirement Plan Services	368	–	(8)	360
Corporate and Other	85	–	(29)	56
Total	$3,404	$(200)	$(104)	$3,100

The valuation techniques, significant assumptions and sensitivities applied in the goodwill impairment testing are described below.

(c)	Valuation techniques

The recoverable value of each CGU or group of CGUs (“CGUs”) at December 31, 2013 was based on value-in-use (“VIU”) for all of the U.S. based CGUs and the Japan CGU and fair value less costs to sell (“FVLCS”) for all other CGUs. The recoverable values at December 31, 2012 were based on VIU for all the U.S. based CGUs and the Canadian Individual Life CGU and FVLCS for all other CGUs. When determining whether a CGU is impaired, the Company compares its recoverable amount to the allocated capital for that unit, which is aligned with the Company’s internal reporting practices.

(i) Income approach (value-in-use)

The Company has used an actuarial appraisal method for the purposes of goodwill testing. Under this approach, an appraisal value is determined from a projection of future distributable earnings derived from both the in-force business and new business expected to be sold in the future, and therefore, reflects the economic value for each CGU’s or group of CGUs’ profit potential under a set of assumptions. This approach requires assumptions including sales and revenue growth rates, capital requirements, interest rates, equity returns, mortality, morbidity, policyholder behaviour, tax rates and discount rates.

Significant assumptions

Growth

The assumptions used were based on the Company’s internal plan and Canadian actuarial valuation basis. To calculate the embedded value, the Company discounted projected earnings from each in-force contract and valued 10 years of new business growing at expected plan levels, consistent with the periods used for forecasting long-term businesses such as insurance. In arriving at its projections, the Company considered past experience, economic trends such as interest rates, equity returns and product mix as well as industry and market trends. Where growth rate assumptions for new business cash flows were used in the embedded value calculations, they ranged from zero per cent to 12 per cent (2012 – zero per cent to 11 per cent).

Interest rates

The Company uses a similar methodology for measuring insurance contracts in determining projected expected interest rates based on prevailing market rates at the valuation date.

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	35

Tax rates

The tax rates applied to the projections reflected intercompany transfer pricing agreements currently in effect which were assumed to be transferable to another market participant and amounted to 26.5 per cent and 35 per cent (2012 – 26 per cent and 35 per cent) for the Canadian and U.S. jurisdictions, respectively. Tax assumptions are sensitive to changes in tax laws as well as assumptions about the jurisdictions in which profits are earned. It is possible that actual tax rates could differ from those assumed.

Discount rates

The discount rate assumed in determining the value-in-use for applicable CGUs or groups of CGUs for the Japan and U.S. jurisdictions, ranged from seven per cent to 10 per cent on an after-tax basis or 12 per cent to 15 per cent on a pre-tax basis (2012 – 10 per cent on an after-tax basis and 14 per cent on a pre-tax basis for the Canadian and U.S. jurisdictions).

(ii) Fair values

Where applicable, the Company determined the fair value of the CGU or group of CGUs using an earnings-based approach which incorporated the forecasted earnings, excluding interest and equity market impacts and normalized new business expenses multiplied by an earnings multiple derived from the observable price-to-earnings multiples of comparable financial institutions. The price-to-earnings multiples used by the Company for testing ranged from 10 to 22.2 (2012 – 10 to 16).

The key assumptions described above may change as economic and market conditions change, which may lead to impairment charges in the future. Changes in the discount rates and cash flow projections used in the determination of embedded values or reductions in market-based earnings multiples may result in impairment charges in the future which could be material.

Note 8 Insurance Contract Liabilities and Reinsurance Assets

(a)	Insurance contract liabilities and reinsurance assets

Insurance contract liabilities are reported gross of reinsurance ceded and the ceded liabilities are reported separately as a reinsurance asset. Insurance contract liabilities include actuarial liabilities as well as benefits payable, provision for unreported claims and policyholder amounts on deposit. The components of gross and net insurance contract liabilities are shown below.

As at December 31,	2013	(Restated–note 2) 2012
Gross actuarial liabilities	$184,336	$189,396
Gross benefits payable and provision for unreported claims	2,072	2,412
Gross policyholder amounts on deposit	6,834	6,587
Gross insurance contract liabilities	$193,242	$198,395
Reinsurance assets	(17,443)	(18,681)
Net insurance contract liabilities	$175,799	$179,714

Net insurance contract liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force net of reinsurance premiums and recoveries.

Net insurance contract liabilities under IFRS retain the existing valuation methodology that was used under prior Canadian generally accepted accounting principles. Net actuarial liabilities are determined using CALM, as required by the Canadian Institute of Actuaries. Liabilities are set equal to the statement of financial position value of the assets required to support them.

The determination of net actuarial liabilities is based on an explicit projection of cash flows using current assumptions for each material cash flow item. Investment returns are projected using the current asset portfolios and projected reinvestment strategies.

Each assumption is based on a best estimate adjusted by a margin for adverse deviation. For fixed income returns, this margin is established by scenario testing that is generally done on a deterministic basis, testing a range of prescribed and company-developed scenarios. For minimum guarantees on segregated fund products, the margin for adverse deviation for investment returns is done stochastically. For all other assumptions, this margin is established by directly adjusting the best estimate assumption.

Cash flows used in the net actuarial valuation adjust the gross policy cash flows to reflect the projected cash flows from ceded reinsurance. The cash flow impact of ceded reinsurance varies depending upon the amount of reinsurance, the structure of the reinsurance treaties, the expected economic benefit from the treaty cash flows and the impact of margins for adverse deviation. The gross actuarial liabilities are determined by discounting the gross policy cash flows using the same discount rate as the net CALM model discount rate.

The reinsurance asset is determined by taking the difference between the gross insurance contract liabilities and the net insurance contract liabilities. The reinsurance asset represents the benefit derived from reinsurance arrangements in force at the date of the Consolidated Statements of Financial Position.

The period used for the projection of cash flows is the policy lifetime for most individual insurance contracts. For other types of contracts a shorter projection period may be used, with the contract generally ending at the earlier of the first renewal date at or after the balance sheet date where the Company can exercise discretion in renewing its contractual obligations or terms of those obligations and the renewal or adjustment date that maximizes the insurance contract liabilities. For segregated fund products with

36	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

guarantees the projection period is generally set as the period that leads to the largest insurance contract liability. Where the projection period is less than the policy lifetime, actuarial liabilities may be reduced by an allowance for acquisition expenses expected to be recovered from policy cash flows beyond the projection period used for the liabilities. Such allowances are tested for recoverability using assumptions that are consistent with other components of the actuarial valuation.

(b)	Composition

The composition of insurance contract liabilities and reinsurance assets by line of business and reporting segment is as follows.

Gross insurance contract liabilities

	Individual insurance		Annuities and pensions	Other insurance contract liabilities(1)	Total, net of reinsurance ceded	Total reinsurance ceded	Total, gross of reinsurance ceded
As at December 31, 2013	Participating	Non- participating
Asia division	$18,577	$5,155	$2,308	$1,407	$27,447	$568	$28,015
Canadian division	9,558	17,923	13,026	8,596	49,103	1,711	50,814
U.S. division	19,808	32,163	21,209	26,162	99,342	14,683	114,025
Corporate and Other	–	(505)	140	272	(93)	481	388
Total, net of reinsurance ceded	$47,943	$54,736	$36,683	$36,437	$175,799	$17,443	$193,242
Total reinsurance ceded	493	7,995	7,911	1,044	17,443
Total, gross of reinsurance ceded	$48,436	$62,731	$44,594	$37,481	$193,242

As at December 31, 2012 (Restated–note 2)
Asia division	$17,433	$5,309	$3,608	$1,621	$27,971	$325	$28,296
Canadian division	9,246	17,549	15,327	8,487	50,609	1,697	52,306
U.S. division	19,536	31,070	24,972	25,722	101,300	15,344	116,644
Corporate and Other	–	5	88	(259)	(166)	1,315	1,149
Total, net of reinsurance ceded	$46,215	$53,933	$43,995	$35,571	$179,714	$18,681	$198,395
Total reinsurance ceded	386	8,555	8,653	1,087	18,681
Total, gross of reinsurance ceded	$46,601	$62,488	$52,648	$36,658	$198,395

(1)	Other insurance contract liabilities include group insurance and individual and group health including long-term care insurance.

Separate sub-accounts were established for participating policies in-force at the demutualization of MLI and John Hancock Life Insurance Company. These sub-accounts permit this participating business to be operated as separate “closed blocks” of participating policies. As at December 31, 2013, $29,048 (2012 – $27,950) of both assets and insurance contract liabilities related to these closed blocks of participating policies.

(c)	Fixed deferred annuity coinsurance transactions

In 2012, the Company entered into a coinsurance agreement, effective April 1, 2012, to reinsure 89 per cent of its book value fixed deferred annuity business from JHUSA and a separate agreement, effective July 1, 2012, to reinsure 90 per cent of its book value fixed deferred annuity business from John Hancock Life Insurance Company of New York. Under the terms of both of these agreements, the Company maintains the responsibility for servicing of the policies.

The transactions were structured such that the Company ceded the actuarial liabilities and transferred related invested assets which included US$7,178 in cash and other invested assets backing the actuarial liabilities as premiums paid to the reinsurers in exchange for assuming these liabilities. Due to the significant size of these transactions, the premiums ceded are shown separately in the Consolidated Statements of Income.

(d)	Assets backing insurance contract liabilities, other liabilities and capital

Assets are segmented and matched to liabilities with similar underlying characteristics by product line and major currency. The Company has established target investment strategies and asset mixes for each asset segment supporting insurance contract liabilities which take into account the risk attributes of the liabilities supported by the assets and expectations of market performance. Liabilities with rate and term guarantees are predominantly backed by fixed-rate instruments on a cash flow matching basis for a targeted duration horizon. Longer duration cash flows on these liabilities as well as on adjustable products such as participating life insurance are backed by a broader range of asset classes, including equity and alternative long-duration investments. The Company’s equity is invested in a range of debt and equity investments, both public and private.

Changes in the fair value of assets backing net insurance contract liabilities that are not judged by the Company to be other than temporary would have a limited impact on the Company’s net income wherever there is an effective matching of the assets and liabilities, as these changes would be substantially offset by corresponding changes in the value of the actuarial liabilities. The fair value of assets backing net insurance contract liabilities as at December 31, 2013, excluding reinsurance assets, was estimated at $178,232 (2012 – $183,750).

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	37

The fair value of assets backing capital and other liabilities as at December 31, 2013 was estimated at $338,881 (2012 – $306,696).

The carrying value of total assets backing net insurance contract liabilities, other liabilities and capital was as follows.

	Individual insurance		Annuities and pensions	Other insurance contract liabilities(1)	Other liabilities(2)	Capital(3)	Total
As at December 31, 2013	Participating	Non- participating
Assets
Debt securities	$25,963	$28,058	$20,538	$16,574	$7,664	$16,160	$114,957
Public equities	6,295	3,010	144	119	534	2,973	13,075
Mortgages	3,865	4,859	6,324	4,248	18,059	203	37,558
Private placements	3,464	6,166	5,768	4,142	1,012	463	21,015
Real estate	2,013	4,237	817	2,305	336	–	9,708
Other	6,343	8,406	3,092	9,049	276,722	13,703	317,315
Total	$47,943	$54,736	$36,683	$36,437	$304,327	$33,502	$513,628

As at December 31, 2012 (Restated–note 2)
Assets
Debt securities	$25,671	$29,127	$24,205	$17,344	$5,774	$17,038	$119,159
Public equities	5,278	2,585	159	289	432	2,292	11,035
Mortgages	4,107	4,566	6,354	3,642	16,051	362	35,082
Private placements	3,133	6,022	6,203	3,656	809	452	20,275
Real estate	2,166	3,321	775	1,880	229	142	8,513
Other	5,860	8,312	6,299	8,760	252,742	8,961	290,934
Total	$46,215	$53,933	$43,995	$35,571	$276,037	$29,247	$484,998

(1)	Other insurance contract liabilities include group insurance and individual and group health including long-term care insurance.
(2)

Other liabilities are non-insurance contract liabilities which include segregated funds, bank deposits, long-term debt, deferred tax liabilities, derivatives, investment contracts, non-exempt embedded derivatives and other miscellaneous liabilities.

(3)	Capital is defined in note 15.

(e)	Significant insurance contract liability valuation assumptions

The determination of insurance contract liabilities involves the use of estimates and assumptions. Insurance contract liabilities have two major components: a best estimate amount and a provision for adverse deviation. In conjunction with prudent business practices to manage both business and investment risks, the selection and monitoring of appropriate assumptions are designed to minimize the Company’s exposure to measurement uncertainty.

38	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

Best estimate assumptions

Best estimate assumptions are made with respect to mortality and morbidity, investment returns, rates of policy termination, operating expenses and certain taxes. Actual experience is monitored to ensure that the assumptions remain appropriate and assumptions are changed as warranted. Assumptions are discussed in more detail in the following table.

Nature of factor and assumption methodology	Risk management
Mortality and morbidity

Mortality relates to the occurrence of death. Mortality is a key assumption for life insurance and certain forms of annuities. Mortality assumptions are based on the Company’s internal experience as well as past and emerging industry experience. Assumptions are differentiated by sex, underwriting class, policy type and geographic market. Assumptions are made for future mortality improvements.

Morbidity relates to the occurrence of accidents and sickness for insured risks. Morbidity is a key assumption for long-term care insurance, disability insurance, critical illness and other forms of individual and group health benefits. Morbidity assumptions are based on the Company’s internal experience as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market. Assumptions are made for future morbidity improvements.

The Company maintains underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies.

Mortality is monitored monthly and the overall 2013 experience was favourable (2012 – favourable) when compared to the Company’s assumptions. Morbidity is also monitored monthly and the overall 2013 experience was unfavourable (2012 – unfavourable) when compared to the Company’s assumptions, primarily related to poor experience for Long-Term Care.

Investment returns

The Company segments assets to support liabilities by business segment and geographic market and establishes investment strategies for each liability segment. The projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return on these assets for future years. The investment strategies are based on the target investment policies for each segment and the reinvestment returns are derived from current and projected market rates for fixed income investments and a projected outlook for other alternative long-duration assets.

Investment return assumptions include expected future asset credit losses on fixed income investments. Credit losses are projected based on past Company and industry experience as well as specific reviews of the current investment portfolio.

Investment return assumptions for each asset class and geographic market also incorporate expected investment management expenses that are derived from internal cost studies. The costs are attributed to each asset class to develop unitized assumptions per dollar of asset for each asset class and geographic market.

The Company’s policy of closely matching the cash flows of assets with those of the corresponding liabilities is designed to mitigate the Company’s exposure to future changes in interest rates. The interest rate risk positions in business segments are monitored on an ongoing basis. Under CALM, the reinvestment rate is developed using interest rate scenario testing and reflects the interest rate risk positions.

In 2013, the movement in interest rates adversely (2012 – adversely) impacted the Company’s net income. This negative impact was driven by increases in swap spreads and reductions in corporate spreads partially offset by increases in risk free rates.

The exposure to credit losses is managed against policies that limit concentrations by issuer, corporate connections, ratings, sectors and geographic regions. On participating policies and some non-participating policies, credit loss experience is passed back to policyholders through the investment return crediting formula. For other policies, the premiums and benefits reflect the Company’s assumed level of future credit losses at contract inception or most recent contract adjustment date. The Company holds explicit provisions in actuarial liabilities for credit risk including provisions for adverse deviation.

In 2013, credit loss experience on debt securities and mortgages was favourable (2012 – favourable) when compared to the Company’s assumptions.

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	39

Nature of factor and assumption methodology		Risk management
Investment returns (continued)

Equities, real estate and other alternative long-duration assets are used to support liabilities where investment return experience is passed back to policyholders through dividends or credited investment return adjustments. Equities, real estate, oil and gas and other alternative long-duration assets are also used to support long-dated obligations in the Company’s annuity and pensions businesses and for long-dated insurance obligations on contracts where the investment return risk is borne by the Company.

In 2013, investment experience on alternative long-duration assets backing policyholder liabilities was unfavourable (2012 – unfavourable) due to losses on real estate, oil and gas properties and private equities, partially offset by gains from timber and agriculture properties. In 2013, asset returns including origination exceeded valuation requirements.

In 2013, investment experience for segregated fund businesses from changes in the market value of funds under management was favourable (2012 – favourable) with all markets showing increases in 2013.

In 2013, investment expense experience was favourable (2012 – favourable) when compared to the Company’s assumptions.

Policyholder behaviour	Policies are terminated through lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on the Company’s recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market.

The Company seeks to design products that minimize financial exposure to lapse, surrender and other policyholder behaviour risk. The Company monitors lapse, surrender and other policyholder behaviour experience.

In aggregate, 2013 policyholder behaviour experience was unfavourable (2012 – unfavourable) when compared to the Company’s assumptions used in the computation of actuarial liabilities.

Expenses and taxes

Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses grow.

Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.

The Company prices its products to cover the expected costs of servicing and maintaining them. In addition, the Company monitors expenses monthly, including comparisons of actual expenses to expense levels allowed for in pricing and valuation.

Maintenance expenses for 2013 were unfavourable (2012 – unfavourable) when compared to the Company’s assumptions used in the computation of actuarial liabilities.

The Company prices its products to cover the expected cost of taxes.

Policyholder dividends, experience rating refunds, and other adjustable policy elements	The best estimate projections for policyholder dividends and experience rating refunds, and other adjustable elements of policy benefits are determined to be consistent with management’s expectation of how these elements will be managed should experience emerge consistently with the best estimate assumptions used for mortality and morbidity, investment returns, rates of policy termination, operating expenses and taxes.

The Company monitors policy experience and adjusts policy benefits and other adjustable elements to reflect this experience.

Policyholder dividends are reviewed annually for all businesses under a framework of Board-approved policyholder dividend policies.

Foreign currency	Foreign currency risk results from a mismatch of the currency of liabilities and the currency of the assets designated to support these obligations. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in foreign exchange rates.	The Company generally matches the currency of its assets with the currency of the liabilities they support, with the objective of mitigating the risk of loss arising from movements in currency exchange rates.

The Company’s practice is to review actuarial assumptions on an annual basis as part of its review of methods and assumptions. Where changes are made to assumptions (refer to note 8(i)), the full impact is recognized in income immediately.

40	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

(f)	Sensitivity of insurance contract liabilities to changes in non-economic assumptions

The sensitivity of net income attributed to shareholders to changes in non-economic assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous change in the assumption across all business units.

In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of internal models.

The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in non-economic assumptions. Experience gains or losses would generally result in changes to future dividends, with no direct impact to shareholders.

Potential impact on net income attributed to shareholders arising from changes to non-economic assumptions

	Decrease in net income attributable to shareholders
As at December 31,	2013	2012
Policy related assumptions
2% adverse change in future mortality rates(1),(3)
Products where an increase in rates increases insurance contract liabilities	$(300)	$(200)
Products where a decrease in rates increases insurance contract liabilities	(300)	(300)
5% adverse change in future morbidity rates(2),(3),(4)	(2,000)	(1,400)
10% adverse change in future termination rates(3)	(1,300)	(1,400)
5% increase in future expense levels	(300)	(400)

(1)

An increase in mortality rates will generally increase policy liabilities for life insurance contracts whereas a decrease in mortality rates will generally increase policy liabilities for policies with longevity risk such as payout annuities.

(2)

No amounts related to morbidity risk are included for policies where the policy liability provides only for claims costs expected over a short period, generally less than one year, such as Group Life and Health.

(3)

The impacts of the sensitivities on long-term care for morbidity, mortality and lapse are assumed to be moderated by partial offsets from the Company’s ability to contractually raise premium rates in such events, subject to state regulatory approval.

(4)

The morbidity sensitivity for 2013 reflects the changes to assumptions made as part of the 2013 review of actuarial assumptions and methods. This includes a change to the margin for adverse deviation on assumed future premium rate increases. In addition, the Company refined its models to better reflect the extent to which it can raise premium rates should experience deteriorate as indicated above. These changes resulted in an increase in the sensitivity.

(g)	Provision for adverse deviation assumptions

The assumptions made in establishing insurance contract liabilities reflect expected best estimates of future experience. To recognize the uncertainty in these best estimate assumptions, to allow for possible mis-estimation of and deterioration in experience and to provide a greater degree of assurance that the insurance contract liabilities are adequate to pay future benefits, the Appointed Actuary is required to include a margin in each assumption.

Under Canadian IFRS reporting, new business profits are capitalized at issue of a policy using assumptions which include a margin for adverse deviation. The margins held for each assumption decrease the income that would be recognized at inception of the policy and are released into future earnings as the policy is released from risk. Minimum requirements are prescribed by the Canadian Institute of Actuaries for determining margins related to interest rate risk. Specific guidance is also provided for other risks such as market, credit, mortality and morbidity risks. For other risks which are not specifically addressed by the Canadian Institute of Actuaries, a range is provided of five per cent to 20 per cent of the expected experience assumption. The Company uses assumptions within the permissible ranges, with the determination of the level set taking into account the risk profile of the business. On occasion, in specific circumstances for additional prudence, a margin may exceed the high end of the range, which is permissible under the Standards of Practice. This additional margin would be released if the specific circumstances which led to it being established were to change.

Each margin is reviewed annually for continued appropriateness.

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	41

(h)	Change in insurance contract liabilities

The change in insurance contract liabilities was a result of the following business activities and changes in actuarial estimates.

For the year ended December 31, 2013	Net actuarial liabilities	Other insurance contract liabilities(1)	Net insurance contract liabilities	Reinsurance assets	Gross insurance contract liabilities
Balance, January 1	$171,364	$8,350	$179,714	$18,681	$198,395
New policies	1,181	–	1,181	286	1,467
Normal in-force movement	(10,965)	(49)	(11,014)	(2,986)	(14,000)
Impact of sale of Taiwan insurance business (note 3)	(1,527)	(8)	(1,535)	(75)	(1,610)
Changes in methods and assumptions	1,036	(85)	951	470	1,421
Impact of changes in foreign exchange rates	6,209	293	6,502	1,067	7,569
Balance, December 31	$167,298	$8,501	$175,799	$17,443	$193,242

For the year ended December 31, 2012 (Restated–note 2)
Balance, January 1	$170,849	$8,789	$179,638	$10,728	$190,366
Adjustment due to reclassification of policy liabilities to segregated fund liability (note 2)	(1,193)	–	(1,193)	–	(1,193)
New policies	2,550	–	2,550	322	2,872
Normal in-force movement	97	(230)	(133)	7,509	7,376
Changes in methods and assumptions	2,653	33	2,686	365	3,051
Impact of changes in foreign exchange rates	(3,592)	(242)	(3,834)	(243)	(4,077)
Balance, December 31	$171,364	$8,350	$179,714	$18,681	$198,395

(1)	Other insurance contract liabilities are comprised of benefits payable and provision for unreported claims and policyholder amounts on deposit.

(i)	Actuarial methods and assumptions

A comprehensive review of valuation assumptions and methods is performed annually and is designed to minimize the Company’s exposure to uncertainty by managing both asset related and liability related risks. This is accomplished by monitoring experience and updating assumptions which represent a best estimate view of future experience, and margins that are appropriate for the risks assumed. While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and the economic environment is likely to result in future changes to the valuation assumptions, which could be material.

2013 review

In 2013, the review of actuarial assumptions and methods resulted in an increase in policy liabilities of $948, net of reinsurance. The impact of the changes in actuarial assumptions and methods increased reinsurance assets by $447. Net of the impacts on participating surplus and non-controlling interests, net income attributable to shareholders decreased by $489.

The following table represents the impact of the 2013 changes in actuarial assumptions and models on policy liabilities and net income attributed to shareholders.

For the year ended December 31, 2013	To pre-tax policy liabilities	To net income attributed to shareholders
Assumption	Increase (decrease)	Increase (decrease)
Lapses and policyholder behaviour
U.S. Insurance premium persistency update	$320	$(208)
Insurance lapse updates	472	(233)
Variable annuity lapse update	101	(80)
U.S. Long-Term Care triennial review	18	(12)
Segregated fund parameters update	(220)	203
Other updates	257	(159)
Net impact	$948	$(489)

Lapses and policyholder behaviour

Premium persistency assumptions were adjusted in the U.S. for universal life and variable universal life products to reflect recent and expected future experience which led to a $208 charge to net income.

Lapse rates across several insurance business units were updated to reflect recent and expected future policyholder lapse experience. This included a review of the lapse experience for the Canadian individual insurance whole life and term products and certain whole life insurance products in Japan. Net of the impact on participating surplus, updates to lapse rates for insurance products resulted in a $233 charge to net income.

42	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

Lapse rate assumptions were updated for a number of Variable Annuity contracts to reflect updated experience results, including reducing base lapse rates in Japan as contracts get closer to maturity. This resulted in a charge of $80 to net income.

U.S. Long-Term Care triennial review

U.S. Insurance completed a comprehensive long-term care experience study. This included a review of mortality and morbidity experience, lapse experience, and of the policy liabilities for in-force rate increases filed for as a result of the 2010 review. The net impact of the review was a $12 charge to net income. This included several offsetting items as outlined below.

Expected claims costs increased primarily due to lower mortality, higher incidence rates, and claims periods longer than expected in policy liabilities. This increase in expected cost was offset by a number of items, including: (i) the expected future premium increases resulting from this year’s review, (ii) actual experience on previously filed rate increases as the actual approval rate is higher than what was reflected in policy liabilities, (iii) method and modeling refinements largely related to the modeling of future tax cash flows, and (iv) updated lapse assumptions.

The expected future premium increases assumed in the policy liabilities resulted in a benefit of $1.0 billion to net income; this includes a total of $0.5 billion from future premium increases that are related to revised morbidity, mortality and lapse assumptions, while the remainder is a carryover from outstanding amounts from 2010 filings. Premium increases averaging approximately 25 per cent will be sought on about one half of the in-force business, excluding the carryover of 2010 amounts requested. U.S. Insurance has factored into its assumptions the estimated timing and amount of state approved premium increases. The actual experience in obtaining price increases could be materially different than was assumed, resulting in further policy liability increases or releases which could be material.

Segregated fund parameters update

Certain parameters used in the stochastic valuation of the segregated fund valuation were updated and resulted in a $203 benefit to net income. The primary updates were to the foreign exchange and bond fund parameters both of which were favourable. The bond parameter reviews included updates to interest rate and volatility assumptions. The impact of interest rate movements in the period between the last review effective March 31, 2012 and March 31, 2013 led to a charge, which was more than offset by the impact of the increase in interest rates in the second quarter of 2013.

Other updates

The Company made a number of model refinements related to the projection of both asset and liability cash flows which led to a $109 charge to net income. This includes several offsetting items: a charge due to a refinement in the modeling of reinsurance contracts for Canadian individual insurance; and a charge due to aligning the modeling of swaps across all segments partially offset by a benefit due to a refinement in the modeling of guaranteed minimum withdrawal benefit products in U.S. Annuities; and a benefit due to further clarity on the treatment of Canadian investment income tax.

Mortality and morbidity charges of $77 to net income were the result of the review of assumptions for multiple product lines.

The net impact of all other updates was a $27 benefit to net income, which included updates to investment return and future expense assumptions.

2012 review

In 2012, the review of actuarial assumptions and methods resulted in an increase in policy liabilities of $2,686, net of reinsurance. The impact of the changes in actuarial assumptions and methods increased reinsurance assets by $365. Net of the impacts on participating surplus and non-controlling interests, net income attributable to shareholders decreased by $1,758. The impact on net income included a $677 charge related to updates to the ultimate reinvestment rate.

The following table represents the impact of the 2012 changes in actuarial assumptions and models on policy liabilities and net income attributed to shareholders by the three main drivers.

For the year ended December 31, 2012	To pre-tax policy liabilities	To net income attributed to shareholders
Assumption	Increase (decrease)	Increase (decrease)
Related to updates to actuarial standards	$317	$(244)
Largely related to macro-economic environment(1)	2,854	(1,797)
Other annual updates	(485)	283
Net impact	$2,686	$(1,758)

(1)

Beginning in first quarter of 2013, the URR is calculated on a quarterly basis, whereas in 2012 it was included in the annual review of actuarial methods and assumptions, and amounted to a $677 post-tax charge.

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	43

(j)	Insurance contracts contractual obligations

Insurance contracts give rise to obligations fixed by agreement. As at December 31, 2013, the Company’s contractual obligations and commitments relating to insurance contracts are as follows.

Payments due by period	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Insurance contract liabilities(1)	$7,800	$8,295	$10,324	$491,811	$518,230

(1)

Insurance contract liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of insurance contract liabilities. These amounts are undiscounted and reflect recoveries from reinsurance agreements. Due to the use of assumptions, actual cash flows may differ from these estimates. Cash flows include embedded derivatives measured separately at fair value.

Note 9 Investment Contract Liabilities

Investment contract liabilities are contractual obligations made by the Company that do not contain significant insurance risk and are measured either at fair value or at amortized cost.

(a)	Investment contract liabilities measured at fair value

Investment contract liabilities measured at fair value comprise certain investment savings and pension products sold primarily in Hong Kong, Japan, China, Taiwan and U.S. Fixed Products. The carrying value of investment contract liabilities measured at fair value is reflected below.

As at December 31,	2013	2012
Asia	$671	$649
Investment Contract Liabilities	$671	$649

The change in investment contract liabilities measured at fair value was a result of the following.

For the years ended December 31,	2013	2012
Balance, January 1	$649	$748
New policies	1	4
Changes in market conditions	1	–
Changes in methods and assumptions	–	–
Redemptions, surrenders and maturities	(23)	(87)
Impact of changes in foreign exchange rates	43	(16)
Balance, December 31	$671	$649

For the year ended December 31, 2013, the net loss relating to investment contract liabilities at fair value was $1 (2012 – nil).

(b)	Investment contract liabilities measured at amortized cost

Investment contract liabilities measured at amortized cost comprise funding agreements issued by JHUSA to JHGF II (refer to note 2(a)(ii)) and several annuity certain products sold in Canada and the U.S. Annuity certain products considered investment contracts are those that provide guaranteed income payments for a contractually determined period of time and are not contingent on survivorship.

Investment contract liabilities measured at amortized cost are shown below. The fair value associated with these contracts is also shown for comparative purposes.

	2013		(Restated–note 2) 2012
As at December 31,	Amortized cost	Fair value	Amortized cost	Fair value
Funding agreements issued by JHUSA to JHGF II	$355	$355	$382	$381
U.S. annuity certain products	1,210	1,234	1,140	1,218
Canadian annuity certain products	288	307	249	276
Investment contract liabilities	$1,853	$1,896	$1,771	$1,875

44	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

The change in investment contract liabilities measured at amortized cost was a result of the following business activities.

For the years ended December 31,	2013	(Restated–note 2) 2012
Balance, January 1	$1,771	$1,792
New policy deposits	96	155
Interest	69	84
Withdrawals	(197)	(225)
Fees	–	1
Other	10	(3)
Impact of changes in foreign exchange rates	104	(33)
Balance, December 31	$1,853	$1,771

For the year ended December 31, 2013, the net loss relating to investment contracts measured at amortized cost was $79 (2012 – $82).

Medium term notes offer a specified guaranteed fixed or floating rate of return based on external market indices and are comprised of the following contractual terms.

			2013	(Restated–note 2) 2012
As at December 31,	Issue date	Maturity date	Carrying value
5.000% USD Funding agreement issued by JHUSA to JHGF II	September 24, 2003	September 30, 2013	$–	$50
4.670% HKD Funding agreement issued by JHUSA to JHGF II	March 16, 2004	March 17, 2014	34	32
5.250% USD Funding agreement issued by JHUSA to JHGF II	February 18, 2003	February 25, 2015	321	300
Total carrying value			$355	$382
Fair value			$355	$381

The carrying value of the funding agreements issued by JHUSA to JHGF II is amortized at the effective interest rates which exactly discount the contractual cash flows to the net carrying amount of the liabilities at the date of issue.

The fair value of the funding agreements issued by JHUSA to JHGF II is determined using a discounted cash flow approach based on current market interest rates adjusted for the Company’s own credit standing.

The carrying value of annuity certain products is amortized at a rate that exactly discounts the projected actual cash flows to the net carrying amount of the liability at the date of issue.

The fair value of annuity certain products is determined by projecting cash flows according to the contract terms and discounting the cash flows at current market rates adjusted for the Company’s own credit standing.

(c)	Investment contracts contractual obligations

Investment contracts give rise to obligations fixed by agreement. As at December 31, 2013, the Company’s contractual obligations and commitments relating to investment contracts are as follows.

Payments due by period	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Investment contract liabilities(1)	$246	$695	$343	$2,689	$3,973

(1)	Due to the nature of the products, the timing of net cash flows may be before contract maturity. Cash flows are undiscounted.

Note 10 Risk Management

The Company’s policies and procedures for managing risk related to financial instruments can be found in the “Risk Management and Risk Factors” section of the Company’s 2013 MD&A for the year ended December 31, 2013. Specifically, these disclosures are included in “Market Risk” and “Liquidity Risk” in this section. These disclosures are in accordance with IFRS 7 “Financial Instruments: Disclosures” and therefore, the shaded text and tables form an integral part of these Consolidated Financial Statements.

(a)	Credit risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower, or counterparty, to fulfill its payment obligations. Worsening or continued poor economic conditions could result in defaults or downgrades and could lead to increased provisions or impairments related to the Company’s general fund invested assets, derivative financial instruments and reinsurance and an increase in provisions for future credit impairments to be included in actuarial liabilities.

The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	45

connection, credit rating, industry and geographic region. The Company measures derivative counterparty exposure as net potential credit exposure, which takes into consideration mark-to-market values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. Reinsurance counterparty exposure is measured reflecting the level of ceded liabilities.

The Company also ensures where warranted, that mortgages, private placements and bank loans, are secured by collateral, the nature of which depends on the credit risk of the counterparty.

An allowance for losses on loans is established when a loan becomes impaired. Provisions for loan losses are calculated to reduce the carrying value of the loans to estimated net realizable value. The establishment of such provisions takes into consideration normal historical credit loss levels and future expectations, with an allowance for adverse deviations. In addition, policy liabilities include general provisions for credit losses from future asset impairments. Impairments are identified through regular monitoring of all credit related exposures, considering such information as general market conditions, industry and borrower specific credit events and any other relevant trends or conditions. Allowance for losses on reinsurance contracts is established when a reinsurance counterparty becomes unable or unwilling to fulfill its contractual obligations. The allowance for loss is based on current recoverable amounts and ceded policy liabilities.

Credit risk associated with derivative counterparties is discussed in note 10(d) and credit risk associated with reinsurance counterparties is discussed in note 10(i).

Credit exposure

The following table outlines the gross carrying amount of financial instruments subject to credit exposure, without taking into account any collateral held or other credit enhancements.

		(Restated–note 2)
As at December 31,	2013	2012
Debt securities
FVTPL	$97,123	$100,161
AFS	17,834	18,998
Mortgages	37,558	35,082
Private placements	21,015	20,275
Policy loans	7,370	6,793
Bank loans	1,901	2,142
Derivative assets	9,673	14,707
Accrued investment income	1,813	1,792
Reinsurance assets	17,443	18,681
Other financial assets	2,916	3,464
Total	$214,646	$222,095

Credit quality

The credit quality of mortgages (excluding mortgages held by Manulife Bank of Canada) and private placements is assessed at least annually by using an internal rating based on, the regular monitoring of credit related exposures, considering both qualitative and quantitative factors.

A write-off is recorded when internal risk ratings indicate that a loss represents the most likely outcome. The assets are designated as non-accrual and an allowance is established based on an analysis of the security and repayment sources.

The following table summarizes the carring value of mortgages and private placements by internally generated credit quality indicator.

As at December 31, 2013	AAA	AA	A	BBB	BB	B & lower	Total
Private placements	$791	$3,200	$5,845	$8,949	$1,112	$1,118	$21,015
Mortgages (excluding Manulife Bank of Canada)	2,020	2,562	7,019	8,264	500	165	20,530
Total	$2,811	$5,762	$12,864	$17,213	$1,612	$1,283	$41,545

As at December 31, 2012
Private placements	$697	$2,633	$5,709	$9,116	$835	$1,285	$20,275
Mortgages (excluding Manulife Bank of Canada)	2,301	2,024	3,781	10,749	631	357	19,843
Total	$2,998	$4,657	$9,490	$19,865	$1,466	$1,642	$40,118

For bank loans and mortgages held by Manulife Bank of Canada, the Company assigns an internal risk rating ranging from “1 – little or no risk” to “8 – doubtful”. The internal risk ratings are updated at least annually and reflect the credit quality of the lending asset including such factors as original credit score and product characteristics.

Full or partial write-offs of loans are recorded when management believes there is no realistic prospect of full recovery. Write-offs, net of recoveries, are deducted from the allowance for credit losses. All impairments are captured in the allowance for credit losses.

46	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

The following table summarizes the mortgages and bank loans recorded by Manulife Bank of Canada by credit quality indicator.

As at December 31, 2013	1	2	3	4 & lower	Total
Mortgages	$–	$9,439	$7,488	$101	$17,028
Bank loans	–	389	1,485	27	1,901
Total	$–	$9,828	$8,973	$128	$18,929

As at December 31, 2012
Mortgages	$–	$9,425	$5,718	$96	$15,239
Bank loans	–	398	1,714	30	2,142
Total	$–	$9,823	$7,432	$126	$17,381

Past due or credit impaired financial assets

The Company provides for credit risk by establishing allowances against the carrying value of impaired loans and recognizing impairment losses on AFS debt securities. In addition, the Company reports as an impairment certain declines in the fair value of debt securities designated as FVTPL which it deems represent an impairment.

The following table summarizes the carrying value or impaired value in the case of impaired debt securities, of the Company’s financial assets that are considered past due or impaired.

	Past due but not impaired
As at December 31, 2013	Less than 90 days	90 days and greater	Total	Total impaired
Debt securities
FVTPL	$–	$–	$–	$127
AFS	–	–	–	12
Private placements	53	–	53	115
Mortgages and bank loans	55	31	86	53
Other financial assets	7	31	38	–
Total	$115	$62	$177	$307

As at December 31, 2012
Debt securities
FVTPL	$69	$–	$69	$156
AFS	4	–	4	15
Private placements	102	12	114	83
Mortgages and bank loans	79	27	106	81
Other financial assets	67	43	110	2
Total	$321	$82	$403	$337

The following table summarizes the Company’s loans that are considered impaired.

As at December 31, 2013	Gross carrying value	Allowances for losses	Net carrying value
Private placements	$196	$81	$115
Mortgages and bank loans	78	25	53
Total	$274	$106	$168

As at December 31, 2012
Private placements	$118	$35	$83
Mortgages and bank loans	135	54	81
Total	$253	$89	$164

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	47

Allowance for loan losses

For the years ended December 31,	2013			2012
	Private placements	Mortgages and bank loans	Total	Private placements	Mortgages and bank loans	Total
Balance, January 1	$35	$54	$89	$41	$53	$94
Provisions	55	22	77	6	29	35
Recoveries	–	(17)	(17)	(8)	(12)	(20)
Write-offs(1)	(9)	(34)	(43)	(4)	(16)	(20)
Balance, December 31	$81	$25	$106	$35	$54	$89

(1)	Includes disposals and impact of changes in foreign exchange rates.

(b)	Securities lending, repurchase and reverse repurchase transactions

The Company engages in securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the underlying loaned securities fluctuates. As at December 31, 2013, the Company had loaned securities (which are included in invested assets) with a market value of $1,422 (2012 – $1,456). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

The Company engages in reverse repurchase transactions to generate fee income and to take possession of securities to cover short positions in similar instruments and undertake repurchase transactions for short term funding purposes. As at December 31, 2013, the Company had engaged in reverse repurchase transactions of $6 (2012 – $577) which are recorded as short-term receivables. There were outstanding repurchase agreements of $200 as at December 31, 2013 (2012 – $641) which are recorded as payables.

(c)	Credit default swaps

The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDSs”) in order to complement its cash debt securities investing. The Company will not write CDS protection in excess of its government debt securities holdings. A CDS is a derivative instrument representing an agreement between two parties to exchange the credit risk of a single specified entity or an index based on the credit risk of a group of entities (all commonly referred to as the “reference entity” or a portfolio of “reference entities”), in return for a periodic premium. CDS contracts typically have a five year term.

The following table provides details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at December 31, 2013	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$37	$1	3
AA	101	3	3
A	197	5	3
Total single name CDSs	$335	$9	3
Total CDS protection sold	$335	$9	3

As at December 31, 2012
Single name CDSs(1)
Corporate debt
AAA	$25	$1	4
AA	85	3	4
A	144	3	4
BBB	10	–	5
Total single name CDSs	$264	$7	4
Total CDS protection sold	$264	$7	4

(1)	The rating agency designations are based on S&P where available followed by Moody’s, DBRS, and Fitch. If no rating is available from a rating agency, then an internally developed rating is used.
(2)

Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(3)	The weighted average maturity of the CDS is weighted based on notional amounts.

48	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

The Company holds no purchased credit protection at December 31, 2013 (2012 – nil).

(d)	Derivatives

The Company’s point-in-time exposure to losses related to the credit risk of the counterparty of derivatives transactions is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company seeks to limit the risk of credit losses from derivative counterparties by: establishing a minimum acceptable counterparty credit rating of A- from external rating agencies; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold. All contracts are held with counterparties rated A- or higher. As at December 31, 2013, the percentage of the Company’s derivative exposure which was with counterparties rated AA- or higher amounted to 12 per cent (2012 – 19 per cent). The Company’s exposure to credit risk was mitigated by $3,656 fair value of collateral held as security as at December 31, 2013 (2012 – $9,249).

As at December 31, 2013, the largest single counterparty exposure, without taking into account the impact of master netting agreements or the benefit of collateral held, was $2,138 (2012 – $2,922). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was nil (2012 – nil). As at December 31, 2013, the total maximum credit exposure related to derivatives across all counterparties, without taking into account the impact of master netting agreements and the benefit of collateral held, was $10,021 (2012 – $15,216).

(e)	Offsetting financial assets and financial liabilities

Certain derivatives, securities lending and purchase agreement have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.

In the case of derivatives, collateral is collected from and pledged to counterparties and clearinghouses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.

In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate the assets the Company holds as collateral to offset against obligations to the same counterparty.

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	49

The following table presents the effect of conditional master netting and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.

		Related amounts not set off in the Consolidated Statement of Financial Position
As at December 31, 2013	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$10,021	$(6,734)	$(3,267)	$20	$20
Securities lending	1,422	–	(1,422)	–	–
Reverse repurchase agreements	6	–	(6)	–	–
Total financial assets	$11,449	$(6,734)	$(4,695)	$20	$20
Financial liabilities
Derivative liabilities	$(9,162)	$6,734	$2,250	$(178)	$(39)
Repurchase agreements	(200)	–	200	–	–
Total financial liabilities	$(9,362)	$6,734	$2,450	$(178)	$(39)

As at December 31, 2012
Financial assets
Derivative assets	$15,216	$(6,648)	$(8,545)	$23	$23
Securities lending	1,456	–	(1,456)	–	–
Reverse repurchase agreements	577	(168)	(409)	–	–
Total financial assets	$17,249	$(6,816)	$(10,410)	$23	$23
Financial liabilities
Derivative liabilities	$(7,885)	$6,648	$925	$(312)	$(12)
Repurchase agreements	(641)	168	473	–	–
Total financial liabilities	$(8,526)	$6,816	$1,398	$(312)	$(12)

(1)	The Company does not offset financial instruments. Financial assets and liabilities in the table above include accrued interest of $352 and $233, respectively (2012 – $513 and $385, respectively).
(2)

Financial and cash collateral excludes over-collateralization. As at December 31, 2013, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse purchase agreements and repurchase agreements in the amounts of $390, $297, $75 and nil, respectively (2012 – $704, $312, $75 and $5, respectively). As at December 31, 2013, collateral pledged (received) does not include collateral in transit on OTC instruments or include initial margin on exchange traded contracts or cleared contracts.

(3)

The net amount includes derivative contracts entered into between the Company and its financing trusts which it does not consolidate. The Company does not exchange collateral on derivative contracts entered into with these trusts.

(f)	Risk concentrations

The Company establishes enterprise-wide investment portfolio level targets and limits with the objective of ensuring that portfolios are diversified across asset classes and individual investment risks. The Company monitors actual investment positions and risk exposures for concentration risk and reports such findings to the Executive Risk Committee and the Risk Committee of the Board of Directors.

As at December 31,	2013	2012
Debt securities and private placements rated as investment grade BBB or higher(1)	96%	95%
Government debt securities as a per cent of total debt securities	44%	48%
Government private placements as a per cent of total private placements	10%	10%
Highest exposure to a single non-government debt security and private placement issuer	$643	$777
Largest single issuer as a per cent of the total equity portfolio	2%	2%
Income producing commercial office properties (2013 – 74% of real estate, 2012 – 82%)	$7,149	$6,957
Largest concentration of mortgages and real estate(2) – Ontario, Canada (2013 – 26%, 2012 – 28%)	$12,324	$12,070

(1)	Investment grade debt securities and private placements include 31% rated A, 18% rated AA and 26% rated AAA (2012 – 29%, 18% and 29%) based on external ratings where available.
(2)	Mortgages and real estate are diversified geographically and by property type.

50	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

The following table shows the distribution of the debt securities and private placement portfolio by sector and industry.

Debt securities and private placements

			(Restated–note 2)
	2013		2012
As at December 31,	Carrying value	% of total	Carrying value	% of total
Government and agency	$52,510	39	$58,658	42
Utilities	22,612	17	21,412	15
Financial	20,150	15	20,505	15
Energy	10,142	7	9,644	7
Consumer (non-cyclical)	7,695	6	7,281	5
Industrial	7,239	5	7,085	5
Securitized	3,441	3	3,801	3
Basic materials	3,704	3	3,369	2
Consumer (cyclical)	3,181	2	2,712	2
Telecommunications	2,411	2	2,196	2
Technology	1,493	1	1,070	1
Media and internet	1,075	–	1,351	1
Diversified and miscellaneous	319	–	350	–
Total	$135,972	100	$139,434	100

(g)	Insurance risk

Insurance risk is the risk of loss due to actual experience differing from the experience assumed when a product was designed and priced with respect to mortality and morbidity claims, policyholder behaviour and expenses. A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when products are designed and priced as well as in the determination of policy liabilities. Assumptions for future claims are generally based on Company and industry experience and assumptions for policyholder behaviours are generally based on Company experience. Such assumptions require a significant amount of professional judgment and, therefore, actual experience may be materially different than the assumptions made by the Company. Claims may be impacted by the unusual onset of disease or illness, natural disasters, large-scale man-made disasters and acts of terrorism. Policyholder premium payment patterns, policy renewal, withdrawal and surrender activity is influenced by many factors including market and general economic conditions, and the availability and price of other products in the marketplace.

The Company manages insurance risk through global policies, standards and best practices with respect to product design, pricing, underwriting and claim adjudication, and a global life underwriting manual. Each business unit has underwriting procedures, including criteria for approval of risks and claims adjudication procedures. The Company has a global retention limit of US$30 and US$35, respectively, for individual and survivorship life insurance. Lower limits are applied in some markets and jurisdictions. The Company further reduces exposure to claims concentrations by applying geographical aggregate retention limits for certain covers.

(h)	Concentration risk

The geographic concentration of the Company’s insurance and investment contract liabilities, including embedded derivatives, is shown below. The disclosure is based on the countries in which the business is written.

As at December 31, 2013	Gross liabilities	Reinsurance assets	Net liabilities
U.S. and Canada	$164,352	$(17,344)	$147,008
Asia and Other	31,594	(99)	31,495
Total insurance and investment contract liabilities, including embedded derivatives	$195,946	$(17,443)	$178,503

As at December 31, 2012 (Restated - note 2)
U.S. and Canada	$169,945	$(18,585)	$151,360
Asia and Other	31,137	(96)	31,041
Total insurance and investment contract liabilities, including embedded derivatives	$201,082	$(18,681)	$182,401

(i)	Reinsurance risk

In the normal course of business, the Company limits the amount of loss on any one policy by reinsuring certain levels of risk with other insurers. In addition, the Company accepts reinsurance from other reinsurers. Reinsurance ceded does not discharge the Company’s liability as the primary insurer. Failure of reinsurers to honour their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. In order to minimize losses from reinsurer insolvency, the Company monitors the concentration of credit risk both geographically and with any one reinsurer. In addition, the Company selects reinsurers with high credit ratings.

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	51

As at December 31, 2013, the Company had $17,443 (2012 – $18,681) of reinsurance assets. Of this, 90 per cent (2012 – 91 per cent) were ceded to reinsurers with Standard and Poor’s ratings of A- or above. The Company’s exposure to credit risk was mitigated by $8,078 fair value of collateral held as security as at December 31, 2013 (2012 – $9,123). Net exposure after taking into account offsetting agreements and the benefit of the fair value of collateral held was $9,365 (2012–$9,558).

Note 11    Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (not a forced liquidation or distress sale) between market participants at the measurement date; that is, an exit value.

When available, quoted market prices are used to determine fair value. If quoted market prices are not available, fair value is typically based upon alternative valuation techniques such as discounted cash flows, matrix pricing, consensus pricing services and other techniques. Broker quotes are generally used when external public vendor prices are not available.

The Company’s quality assurance process also includes a review of price movements relative to the market, a comparison of prices between vendors, and a comparison to internal matrix pricing which predominately uses external observable data. Judgment is applied in adjusting external observable data for items including liquidity and credit factors.

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. Valuations are based on quoted prices reflecting market transactions involving assets or liabilities identical to those being measured.

Level 2 – Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, inputs that are observable that are not prices (such as interest rates, credit risks, etc.) and inputs that are derived from or corroborated by observable market data. Most debt securities are classified within Level 2. Also, included in the Level 2 category are derivative instruments that are priced using models with observable market inputs, including interest rate swaps, equity swaps, and foreign currency forward contracts.

Level 3 – Fair value measurements using significant non-market observable inputs. These include valuations for assets and liabilities that are derived using data, some or all of which is not market observable, including assumptions about risk. Level 3 securities include less liquid securities such as structured asset-backed securities, commercial mortgage-backed securities (“CMBS”) and other securities that have little or no price transparency. Embedded and complex derivative financial instruments as well as real estate classified as investment property are also included in Level 3.

52	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

The following table presents fair value of the Company’s assets and liabilities measured at fair value in the Consolidated Statements of Financial Position, categorized by level under the fair value hierarchy.

As at December 31, 2013	Total fair value	Level 1	Level 2	Level 3
ASSETS
Cash and short-term securities
FVTPL	$421	$–	$421	$–
AFS	10,617	–	10,617	–
Other	2,592	2,592	–	–
Debt securities(1)
FVTPL
Canadian government and agency	13,106	–	12,377	729
U.S. government and agency	13,189	–	13,029	160
Other government and agency	10,862	–	10,542	320
Corporate	57,192	–	55,196	1,996
Residential mortgage/asset-backed securities	159	–	12	147
Commercial mortgage/asset-backed securities	827	–	564	263
Other securitized assets	1,788	–	1,711	77
AFS
Canadian government and agency	2,844	–	2,306	538
U.S. government and agency	8,383	–	8,380	3
Other government and agency	1,962	–	1,904	58
Corporate	4,017	–	3,889	128
Residential mortgage/asset-backed securities	368	–	337	31
Commercial mortgage/asset-backed securities	90	–	36	54
Other securitized assets	170	–	139	31
Equities
FVTPL	11,011	11,005	6	–
AFS	2,064	2,064	–	–
Real estate – investment property(2)	8,904	–	–	8,904
Other invested assets(3)	8,508	–	–	8,508
Derivative assets
Interest rate contracts	9,208	–	9,177	31
Foreign exchange contracts	133	–	132	1
Equity contracts	323	–	30	293
Credit default swaps	9	–	9	–
Segregated funds net assets(4)	239,871	219,538	17,972	2,361
Total assets carried at fair value	$408,618	$235,199	$148,786	$24,633
LIABILITIES
Derivative liabilities
Interest rate contracts	$8,340	$–	$7,888	$452
Foreign exchange contracts	589	–	569	20
Investment contract liabilities	671	–	671	–
Segregated funds net liabilities(4)	239,871	219,538	17,972	2,361
Total liabilities carried at fair value	$249,471	$219,538	$27,100	$2,833

(1)

The assets included in Level 3 consist primarily of debt securities with maturities greater than 30 years for which the yield is not observable, as well as debt securities where prices are only single quoted broker prices that are not provided publicly and therefore are not observable. Spread inputs are not applicable since public debt securities are priced externally. These debt securities are considered Level 3 as an extrapolated Treasury rate is used to determine price.

(2)

For investment property, the significant unobservable inputs are capitalization rate (ranging from 4.5% to 8.5% during the year) and terminal capitalization rate (ranging from 5.1% to 9% during the year). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of investment property. Changes in fair value based on variations in unobservable input generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(3)

Other invested assets measured at fair value held primarily in power and infrastructure and timber sectors. The significant inputs used in the valuation of the Company’s power and infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of a power and infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the year ranged from 10% to 18%. Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the year ranged from 5.25% to 6%. A range of prices for timber is not meaningful given the disparity in estimates by property.

(4)	Segregated funds net assets are recorded at fair value. The Company’s Level 3 segregated funds assets are predominantly invested in timberland properties valued as described above.

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	53

For assets and liabilities not measured at fair value in the Consolidated Statements of Financial Position, the following table discloses summarized fair value information categorized by level in the preceding hierarchy, together with the related carrying values.

As at December 31, 2013	Carrying value	Total fair value	Level 1	Level 2	Level 3
ASSETS
Mortgages(1)	$37,558	$39,176	$–	$–	$39,176
Private placements(2)	21,015	22,008	–	18,619	3,389
Policy loans(3)	7,370	7,370	–	7,370	–
Bank loans(4)	1,901	1,907	–	1,907	–
Real estate - own use property(5)	804	1,476	–	–	1,476
Other invested assets(6)	4,987	5,183	–	–	5,183
Total assets disclosed at fair value	$73,635	$77,120	$–	$27,896	$49,224
LIABILITIES
Investment contract liabilities(7)	$1,853	$1,896	$–	$1,896	$–
Long-term debt(8)	4,775	5,105	–	5,105	–
Liabilities for preferred shares and capital instruments(8)	4,385	4,725	358	4,367	–
Bank deposits(9)	19,869	19,953	–	19,953	–
Total liabilities disclosed at fair value	$30,882	$31,679	$358	$31,321	$–

(1)	Fair value of mortgages is derived through matrix pricing using both observable and unobservable inputs. Unobservable inputs including credit assumptions have a significant impact on the valuation.
(2)

Fair value of private placements is based on techniques and assumptions which reflect changes since origination of both interest rates and creditworthiness of the individual borrower and also include an unobservable liquidity adjustment and any applicable provision for credit loan losses. Private placements are classified within Level 2 unless the liquidity adjustment constitutes a significant price impact, in which case the security may be classified as Level 3.

(3)	The fair value of policy loans is equal to their unpaid principal balances (Level 2).
(4)

The fair value of fixed-rate bank loans is determined by discounting expected future cash flows at market interest rates for instruments with similar remaining terms and credit risks (Level 2). Fair value for variable-rate bank loans is assumed to be their carrying values since there are no fixed spreads (Level 2).

(5)	Fair value of own use real estate and the level of the fair value hierarchy is calculated in accordance with the methodologies described for real estate – investment property in note 1.
(6)	Other invested assets disclosed at fair value include $2,629 of leveraged leases which are shown at their carrying values as fair value is not routinely calculated on these investments.
(7)

The fair value of the medium term notes and annuity certain products is determined using a discounted cash flow approach based on current market interest rates adjusted for the Company’s own credit standing. All investment contract liabilities are classified in Level 2 as their valuations use observable market data.

(8)

The fair value of the long-term debt and liabilities for preferred shares and capital instruments is determined using quoted market prices where available (Level 1). When quoted market prices are not available the fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).

(9)	The fair value of bank deposits is determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and conditions (Level 2).

Transfers of Level 1 and Level 2 assets and liabilities

The Company’s policy is to record transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. During the year ended December 31, 2013, the Company transferred $7 of assets measured at fair value from Level 1 to Level 2 during the year. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. The Company transferred $28 of assets from Level 2 to Level 1 during the year ended December 31, 2013.

54	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

Assets and liabilities measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)

The table below provides a fair value roll forward for the assets and liabilities measured at fair value for which significant unobservable inputs (Level 3) are used in the fair value measurement for the year ended December 31, 2013. The Company classifies the fair values of assets and liabilities as Level 3 if there are no observable markets for the instruments or, in the absence of active markets, the majority of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the table below include changes in fair value due partly to observable and unobservable factors.

		Net realized / unrealized gains (losses) included in:						Transfers				Change in unrealized gains (losses) on instruments still held
	Balance as at January 1, 2013	Net income(1)	OCI(2)	Purchases	Issuances	Sales	Settlements	Into Level 3(3)	Out of Level 3(3)	Currency movement	Balance as at December 31, 2013
Debt securities
FVTPL
Canadian government & agency	$396	$(39)	$–	$742	$–	$(94)	$–	$–	$(276)	$–	$729	$(41)
U.S. government & agency	180	(30)	–	–	–	–	–	–	–	10	160	(30)
Other government & agency	800	(48)	–	148	–	(611)	(9)	5	–	35	320	(55)
Corporate	2,094	(120)	–	569	–	(123)	(80)	30	(378)	4	1,996	(138)
Residential mortgage/asset-backed securities	194	32	–	–	–	(41)	(52)	–	–	14	147	21
Commercial mortgage/asset-backed securities	203	17	–	73	–	(11)	(37)	3	(1)	16	263	32
Other securitized assets	135	30	–	–	–	(29)	(68)	–	–	9	77	(12)
	$4,002	$(158)	$–	$1,532	$–	$(909)	$(246)	$38	$(655)	$88	$3,692	$(223)
AFS
Canadian government & agency	$210	$(10)	$(61)	$597	$–	$(198)	$–	$–	$–	$–	$538	$–
U.S. government & agency	3	–	–	–	–	–	–	–	–	–	3	–
Other government & agency	69	1	(4)	34	–	(40)	(2)	1	–	(1)	58	–
Corporate	151	–	(20)	28	–	(33)	(38)	49	(4)	(5)	128	–
Residential mortgage/asset-backed securities	49	11	6	–	–	(16)	(23)	–	–	4	31	–
Commercial mortgage/asset-backed securities	40	(7)	7	16	–	(2)	(3)	1	(1)	3	54	–
Other securitized assets	41	2	1	–	–	(8)	(8)	–	–	3	31	–
	$563	$(3)	$(71)	$675	$–	$(297)	$(74)	$51	$(5)	$4	$843	$–
Equities
FVTPL	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
AFS	–	–	–	2	–	–	–	–	(2)	–	–	–
	$–	$–	$–	$2	$–	$–	$–	$–	$(2)	$–	$–	$–
Real estate - investment property	$7,724	$98	$–	$1,069	$–	$(248)	$–	$–	$–	$261	$8,904	$92
Other invested assets	6,836	546	(2)	1,266	–	(186)	(342)	5	(1)	386	8,508	440
	$14,560	$644	$(2)	$2,335	$–	$(434)	$(342)	$5	$(1)	$647	$17,412	$532
Net derivatives	$(6)	$(388)	$34	$297	$–	$(116)	$–	$–	$15	$17	$(147)	$(193)
Segregated funds net assets	2,212	170	–	33	–	(201)	–	(1)	1	147	2,361	127
	$21,331	$265	$(39)	$4,874	$–	$(1,957)	$(662)	$93	$(647)	$903	$24,161	$243

(1)

These amounts are included in investment income on the Consolidated Statements of Income, except for the segregated funds amount which is included in the investment related section of the changes in net assets for segregated funds (note 23).

(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the year.

The Company may hedge positions with offsetting positions that are classified in a different level.

The transfers into Level 3 primarily result from securities that were impaired during the year or securities where a lack of observable market data (versus the previous year) resulted in reclassifying assets into Level 3. The transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the debt security.

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	55

Note 12    Long-Term Debt

(a)	The following obligations are included in long-term debt.

					(Restated–note 2)
As at December 31,	Maturity date	Par value		2013	2012
3.40% Senior notes(1)	September 17, 2015	US$	600	$637	$595
4.90% Senior notes(1)	September 17, 2020	US$	500	529	494
4.079% Medium term notes(2)	August 20, 2015		$900	899	898
4.896% Medium term notes(2)	June 2, 2014		$1,000	999	999
7.768% Medium term notes(2)	April 8, 2019		$600	598	598
5.161% Medium term notes(2)	June 26, 2015		$550	549	549
5.505% Medium term notes(2)	June 26, 2018		$400	399	399
4.67% Medium term notes(2)	March 28, 2013		$350	–	350
Promissory note to Manulife Finance (Delaware), L.P.(3)	December 15, 2016		$150	150	150
Other notes payable	n/a		n/a	15	14
Total				$4,775	$5,046

(1)

The US$ senior notes have been designated as a hedge of the Company’s net investment in its U.S. operations to reduce the earnings volatility that would otherwise arise from the translation of the U.S. denominated debt into Canadian dollars. The senior note may be redeemed in whole or in part, at the option of MFC at any time, at a redemption price equal to the greater of par and a price based on the yield of a corresponding U.S. Treasury bond plus a specified number of basis points. The number of basis points is 30 basis points for the 3.40% senior notes and 35 basis points for the 4.90% senior notes.

(2)

The medium term notes may be redeemed in whole or in part, at the option of MFC at any time, at a redemption price equal to the greater of par and price based on the yield of a corresponding Government of Canada bond plus a specified number of basis points. The numbers of basis points for the 4.079%, 4.896%, 7.768%, 5.161% and 5.505% medium term notes are 46, 57.5, 125, 36 and 39, respectively.

(3)	The note bears interest at the 90-day Bankers’ Acceptance rate plus 2.33%, payable quarterly.

The cash amount of interest paid during the year ended December 31, 2013 was $243 (2012 – $249). Issue costs are amortized over the term of the debt.

(b)	Aggregate maturities of long-term debt

		(Restated–note 2)
As at December 31,	2013	2012
Less than one year	$1,000	$350
One to two years	2,085	999
Two to three years	150	2,042
Three to four years	14	150
Four to five years	399	14
Greater than five years	1,127	1,491
Total	$4,775	$5,046

Note 13    Liabilities for Preferred Shares and Capital Instruments

(a)	Carrying value of liabilities for preferred shares and capital instruments

						(Restated–note 2)
As at December 31,	Issuance date	Maturity date	Par value		2013	2012
Preferred shares – Class A Shares, Series 1(1)	June 19, 2003	n/a		$350	$344	$344
Senior debenture notes 7.535% fixed/floating(2)	July 10, 2009	December 31, 2108		$1,000	1,000	1,000
Surplus notes – 7.375% U.S. dollar(3)	February 25, 1994	February 15, 2024	US$	450	501	470
Subordinated debentures – 4.21% fixed/floating(4)	November 18, 2011	November 18, 2021		$550	548	548
Subordinated debentures – 4.165% fixed/floating(5)	February 17, 2012	June 1, 2022		$500	498	497
Subordinated debentures – 2.819% fixed/floating(6)	February 25, 2013	February 26, 2023		$200	199	–
Subordinated debentures – 2.926% fixed/floating(7)	November 29, 2013	November 29, 2023		$250	249	–
Subordinated note – floating(8)	December 14, 2006	December 15, 2036		$650	647	646
Subordinated note – floating(9)	December 14, 2006	January 15, 2019		$400	399	398
Total					$4,385	$3,903

(1)

The 14 million Class A Shares, Series 1 (“Series 1 Preferred Shares”) were issued by MFC at a price of $25.00 per share are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10%. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the number of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares. The prescribed formula is the face amount of the Series 1 Preferred Shares divided by the greater of $2.00 and 95% of the then market price of MFC common shares.

(2)

Issued by MLI to Manulife Financial Capital Trust II, interest is payable semi-annually. On December 31, 2019 and on every fifth anniversary after December 31, 2019 (the “Interest Reset Date”), the rate of interest will be reset to the yield on five year Government of Canada bonds plus 5.2%. On or after December 31, 2014, with regulatory approval, MLI may redeem the debenture, in whole or in part, at the greater of par or the fair value of the debt based on the yield on uncallable Government of Canada bonds to the next Interest Reset Date plus (a) 1.0325% if the redemption date is prior to December 31, 2019, or (b) 2.065% if the redemption date is after December 31, 2019, together with accrued and unpaid interest.

(3)

Issued by John Hancock Mutual Life Insurance Company, now John Hancock Life Insurance Company (U.S.A.). Any payment of interest or principal on the surplus notes requires prior approval from the Commissioner of the Office of Financial and Insurance Regulation of the State of Michigan. The carrying value of the surplus notes

56	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

reflects an unamortized fair value increment of US$34 (2012 – US$36), which arose as a result of the acquisition of John Hancock Financial Services, Inc. The amortization of the fair value adjustment is recorded in interest expense.
(4)

Issued by MLI, interest is payable semi-annually. After November 18, 2016 the interest rate is the 90-day Bankers’ Acceptance rate plus 2.65% and is payable quarterly. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after November 18, 2016, at par, together with accrued and unpaid interest.

(5)

Issued by MLI, interest is payable semi-annually. After June 1, 2017 the interest rate is the 90-day Bankers’ Acceptance rate plus 2.45% and is payable quarterly. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after June 1, 2017, at par, together with accrued and unpaid interest.

(6)

Issued by MLI, interest is payable semi-annually. After February 26, 2018 the interest rate is the 90-day Bankers’ Acceptance rate plus 0.95% and is payable quarterly. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after February 26, 2018, at par, together with accrued and unpaid interest.

(7)

Issued by MLI, interest is payable semi-annually. After November 29, 2018 the interest rate is the 90-day Bankers’ Acceptance rate plus 0.85% and is payable quarterly. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after November 29, 2018, at par, together with accrued and unpaid interest.

(8)

Manulife Holdings (Delaware) LLC (“MHDLL”), now John Hancock Financial Corporation (“JHFC”), a wholly owned subsidiary of MFC, issued the note to Manulife Finance (Delaware) LLC (“MFLLC”), a subsidiary of Manulife Financial (Delaware) L.P. (“MFLP”) and its subsidiaries are related parties to the Company. The note bears interest at the 90-day Bankers’ Acceptance rate plus 0.72% and is payable semi-annually. With regulatory approval, JHFC may redeem the note, in whole or in part, at any time, at par, together with accrued and unpaid interest.

(9)

Issued by MHDLL, now JHFC, the note is payable to MFLLC, a subsidiary of MFLP, and bears interest at 90-day Bankers’ Acceptance rate plus 0.552% and is payable semi-annually. MFLP and its subsidiaries are related parties to the Company. With regulatory approval, JHFC may redeem the note, in whole or in part, at any time, at par, together with accrued and unpaid interest.

Note 14 Share Capital and Earnings Per Share

The authorized capital of MFC consists of:

■	an unlimited number of common shares without nominal or par value; and
■	an unlimited number of Class A, Class B and Class 1 preferred shares without nominal or par value, issuable in series.

(a)	Preferred shares

The changes in issued and outstanding preferred shares are as follows.

	2013		2012
For the years ended December 31,	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Balance, January 1	102	$2,497	74	$1,813
Issued, Class 1 shares, Series 7	–	–	10	250
Issued, Class 1 shares, Series 9	–	–	10	250
Issued, Class 1 shares, Series 11	–	–	8	200
Issued, Class 1 Shares, Series 13	8	200	–	–
Issuance costs, net of tax	–	(4)	–	(16)
Balance, December 31	110	$2,693	102	$2,497

Further information on the preferred shares outstanding is as follows.

As at December 31, 2013	Issue date	Annual dividend rate	Earliest redemption date(1)	Number of shares (in millions)	Face amount	Net amount(2)
Class A preferred shares
Series 2	February 18, 2005	4.65%	March 19, 2010	14	$350	$344
Series 3	January 3, 2006	4.50%	March 19, 2011	12	300	294
Series 4(3),(4)	March 4, 2009	6.60%	June 19, 2014	18	450	442
Class 1 preferred shares
Series 1(3),(4)	June 3, 2009	5.60%	September 19, 2014	14	350	342
Series 3(3),(4)	March 11, 2011	4.20%	June 19, 2016	8	200	196
Series 5(3),(4)	December 6, 2011	4.40%	December 19, 2016	8	200	195
Series 7(3),(4)	February 22, 2012	4.60%	March 19, 2017	10	250	244
Series 9(3),(4)	May 24, 2012	4.40%	September 19, 2017	10	250	244
Series 11(3),(4)	December 4, 2012	4.00%	March 19, 2018	8	200	196
Series 13(3),(4)	June 21, 2013	3.80%	September 19, 2018	8	200	196
Total				110		$2,693

(1)

Redemption of all preferred shares is subject to regulatory approval. With the exception of Class A Series 2 and Series 3 preferred shares. MFC may redeem each series in whole or in part at par, on the earliest redemption date or every five years thereafter. Class A Series 2 and Series 3 may be redeemed on or after the earliest redemption date in whole or in part for cash at declining premiums that range from $1.00 to nil per share.

(2)	Net of after-tax issuance costs.
(3)

For all Class 1 preferred shares and for Class A Series 4 preferred shares, on the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class A Series 4 is 4.56%. The specified yield for Class 1 shares is: Series 1 – 3.23%, Series 3 – 1.41%, Series 5 – 2.90%, Series 7 – 3.13%, Series 9 – 2.86%, Series 11 – 2.61% and Series 13 – 2.22%.

(4)

On the earliest date and every five years thereafter, Class 1 preferred shares and class A Series 4 preferred shares are convertible at the option of the holder in series one number higher than their existing series, and entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared, at a rate equal to the three month Government of Canada treasury bill yield plus the rate specified in footnote 3 above.

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	57

(b)	Common shares

The changes in common shares issued and outstanding are as follows.

	2013		2012
For the years ended December 31,	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Common shares
Balance, January 1	1,828	$19,886	1,801	$19,560
Issued on exercise of stock options and deferred share units	1	17	–	–
Issued under dividend reinvestment and share purchase plans	19	331	27	326
Total	1,848	$20,234	1,828	$19,886

Earnings per share

		(Restated–note 2)
For the years ended December 31,	2013	2012
Basic earnings per common share	$1.63	$0.94
Diluted earnings per common share	1.62	0.92

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

For the years ended December 31,	2013	2012
Weighted average number of common shares (in millions)	1,836	1,812
Dilutive stock-based awards(1) (in millions)	4	2
Dilutive convertible instruments(2) (in millions)	22	74
Weighted average number of diluted common shares (in millions)	1,862	1,888

(1)

The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the year. Excluded from the calculation were an average of 34 million (2012 – 35 million) anti-dilutive stock-based awards.

(2)	The holders of the convertible preferred shares have the right to redeem those instruments for MFC shares prior to the conversion date.

Quarterly dividend

On February 12, 2014, the Company’s Board of Directors approved a quarterly dividend of $0.13 per share on the common shares of MFC, payable on or after March 19, 2014 to shareholders of record at the close of business on February 26, 2014.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after March 19, 2014 to shareholders of record at the close of business on February 26, 2014.

■ Class A Shares Series 1 – $0.25625 per share	■ Class 1 Shares Series 5 – $0.275 per share
■ Class A Shares Series 2 – $0.29063 per share	■ Class 1 Shares Series 7 – $0.2875 per share
■ Class A Shares Series 3 – $0.28125 per share	■ Class 1 Shares Series 9 – $0.275 per share
■ Class A Shares Series 4 – $0.4125 per share	■ Class 1 Shares Series 11 – $0.25 per share
■ Class 1 Shares Series 1 – $0.35 per share	■ Class 1 Shares Series 13 – $0.2375 per share
■ Class 1 Shares Series 3 – $0.2625 per share

Note 15 Capital Management

Manulife Financial seeks to manage its capital with the objectives of:

■	Operating with sufficient capital to be able to honour all policyholder and other obligations with a high degree of confidence;
■

Securing the stability and flexibility to pursue the Company’s business objectives, ensuring best access to capital markets and maintaining target credit ratings as a result of retaining the ongoing confidence of regulators, policyholders, rating agencies, investors and other creditors; and,

■	Optimizing return on capital to meet shareholders expectations subject to constraints and considerations of adequate levels of capital established to meet the first two objectives.

Capital is managed and monitored in accordance with the Capital Management Policy, which is reviewed and approved by the Board of Directors annually. The policy is integrated with the Company’s risk and financial frameworks. It establishes guidelines regarding the quantity and quality of capital, internal capital mobility, and proactive management of ongoing and future capital requirements. The Board of Directors or its designated committees regularly review the Company’s capital position and capital plans. Operational oversight of capital management across the enterprise is provided by the Capital Committee, consisting of senior finance and risk management executives and chaired by the Chief Actuary. In addition, the Chief Financial Officer meets regularly with senior finance and strategy executives to decide on desirable capital actions.

58	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

The capital management framework takes into account the requirements of the Company as a whole as well as the needs of each of the Company’s subsidiaries. The capital adequacy assessment considers expectations of key external stakeholders such as regulators and rating agencies, results of sensitivity testing as well as a comparison to the Company’s peers. The Company sets its internal capital targets above regulatory requirements, monitors against these internal targets and initiates actions appropriate to achieving its business objectives.

The following measure of consolidated capital serves as the foundation of the Company’s capital management activities at the MFC level.

Consolidated capital

As at December 31,	2013	(Restated–note 2) 2012
Total equity	$29,033	$25,159
Less AOCI (loss) on cash flow hedges	(84)	(185)
Total equity less AOCI (loss) on cash flow hedges	$29,117	$25,344
Liabilities for preferred shares and qualifying capital instruments	4,385	3,903
Total capital	$33,502	$29,247

Restrictions on dividends and capital distributions

Dividends and capital distributions are restricted under the Insurance Company Act (“ICA”). These restrictions apply to both the Company and its primary operating subsidiary MLI. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing a company does not have adequate capital and adequate and appropriate forms of liquidity or the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or of any direction made to the company by the Superintendent. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least 15 days prior to the date fixed for its payment. Similarly, the ICA prohibits the purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have adequate capital and adequate and appropriate forms of liquidity or the payment would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. These latter transactions would require the prior approval of the Superintendent.

The ICA requires Canadian non-operating insurance companies to maintain, at all times, adequate levels of capital which are assessed by comparing capital available to a risk metric in accordance with Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued by OSFI. OSFI expects holding companies to manage their capital in a manner commensurate with the group risk profile and control environment.

Since the Company is a holding company that conducts all of its operations through regulated insurance subsidiaries (or companies owned directly or indirectly by these subsidiaries), its ability to pay future dividends will depend on the receipt of sufficient funds from its regulated insurance subsidiaries. These subsidiaries are also subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries that may limit their ability to pay dividends or make other upstream distributions.

The Company and MLI have covenanted for the benefit of holders of the outstanding Trust II Notes – Series I (the “Notes”) that, if interest is not paid in full in cash on the Notes on any interest payment date or if MLI elects that holders of Notes invest interest payable on the Notes on any interest payment date in a new series of Manufacturers Life Class 1 Shares, MLI will not declare or pay cash dividends on any MLI Public Preferred Shares (as defined below), if any are outstanding, and if no MLI Public Preferred Shares are outstanding, MFC will not declare or pay cash dividends on its Preferred Shares and Common Shares, in each case, until the sixth month following such deferral date. “MLI Public Preferred Shares” means, at any time, preferred shares of MLI which at that time: (a) have been issued to the public (excluding any preferred shares of MLI held beneficially by affiliates of MLI); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200 million, however, if at any time, there is more than one class of MLI Public Preferred Shares outstanding, then the most senior class or classes of outstanding MLI Public Preferred Shares shall, for all purposes, be the MLI Public Preferred Shares.

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	59

Note 16 Stock-Based Compensation

(a)	Stock options plans

Under MFC’s Executive Stock Option Plan (“ESOP”), deferred share units and stock options are granted to selected individuals. Options provide the holder with the right to purchase common shares of MFC at an exercise price equal to the higher of the prior day or prior five day average closing market price of common shares on the Toronto Stock Exchange on the date the options were granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. A total of 73,600,000 common shares have been reserved for issuance under the ESOP.

	2013		2012
Options outstanding For the years ended December 31,	Number of options (in millions)	Weighted average exercise price	Number of options (in millions)	Weighted average exercise price
Outstanding, January 1	32	$21.93	35	$24.24
Granted	4	$15.52	6	$12.56
Exercised	(1)	$15.21	–	$–
Expired	(2)	$20.09	(7)	$25.84
Forfeited	(1)	$28.72	(2)	$19.08
Outstanding, December 31	32	$21.14	32	$21.93
Exercisable, December 31	21	$24.27	20	$25.93

	Options outstanding			Options exercisable
For the year ended December 31, 2013	Number of options (in millions)	Weighted average exercise price	Weighted average remaining contractual life (in years)	Number of options (in millions)	Weighted average exercise price	Weighted average remaining contractual life (in years)
$11.08 – $21.96	23	$16.26	6.51	12	$17.15	5.33
$21.97 – $29.00	3	$26.94	0.69	3	$26.94	0.69
$29.01 – $40.38	6	$38.26	2.94	6	$38.26	2.94
Total	32	$21.14	5.32	21	$24.27	4.00

The weighted average fair value of each option granted in 2013 has been estimated at $3.24 (2012 – $2.78) using the Black-Scholes option-pricing model. The pricing model uses the following assumptions for these options: risk-free interest rate of 1.25% (2012 – 1.50%), dividend yield of 3.70% (2012 – 3.60%), expected volatility of 32.0% (2012 – 32.50%) and expected life of 6.7 (2012 – 6.7) years. Expected volatility is estimated by evaluating a number of factors including historical volatility of the share price over multi-year periods.

(b)	Deferred share units plans

In 2000, MFC granted deferred share units (“DSUs”) to certain employees under the ESOP. These DSUs vest over a three year period and each DSU entitles the holder to receive one common share on retirement or termination of employment. When dividends are paid on common shares, holders of DSUs are deemed to receive dividends at the same rate, payable in the form of additional DSUs. The number of these DSUs outstanding was 1.3 million as at December 31, 2013 (2012 – 1.5 million).

In addition, for certain new employees and pursuant to the Company’s deferred compensation program, MFC grants DSUs under the ESOP which entitle the holder to receive payment in cash equal to the value of the same number of common shares plus credited dividends on retirement or termination of employment. In 2013, the Company granted nil DSUs (2012 – 21,000) to certain new hires. In 2013, 86,000 DSUs (2012 – 16,000) were granted to certain employees who elected to defer receipt of all or part of their annual bonus. These DSUs vested immediately. Also, in 2013, 52,000 DSUs (2012 – 57,000) were granted to certain employees to defer payment of all or part of their Restricted Share Units (“RSUs”) and/or Performance Share Units (“PSUs”). These DSUs also vested immediately.

The fair values of the 0.3 million DSUs issued in the year were $20.96 per unit, as at December 31, 2013 (0.2 million issued at $13.51 per unit on December 31, 2012).

60	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

Under the Stock Plan for Non-Employee Directors, each eligible director may elect to receive his or her annual director’s retainer and fees in DSUs or common shares in lieu of cash. Upon termination of Board service, an eligible director who has elected to receive DSUs will be entitled to receive cash equal to the value of the DSUs accumulated in his or her account or, at his or her direction, an equivalent number of common shares. A total of one million common shares have been reserved for issuance under this plan.

For the years ended December 31,
Number of DSUs (in thousands)	2013	2012
Outstanding, January 1	2,715	3,010
Issued	253	224
Reinvested	83	124
Redeemed	(271)	(643)
Outstanding, December 31	2,780	2,715

Of the DSUs outstanding as at December 31, 2013, 1,322,000 (2012 – 1,472,000) entitle the holder to receive common shares, 723,000 (2012 – 625,000) entitle the holder to receive payment in cash and 735,000 (2012 – 618,000) entitle the holder to receive payment in cash or common shares, at the option of the holder.

(c)	Restricted share units and performance share units plans

For the year ended December 31, 2013, 6.1 million RSUs (2012 – 7.2 million) and 0.9 million PSUs (2012 – 0.8 million) were granted to certain eligible employees under MFC’s Restricted Share Unit Plan. The fair values of the RSUs and PSUs granted in the year were $20.96 per unit, as at December 31, 2013 (2012 – $13.51 per unit). Each RSU/PSU entitles the recipient to receive payment equal to the market value of one common share, plus credited dividends, at the time of vesting, subject to any performance conditions.

RSUs and PSUs granted in February 2013 vest on the date that is 34 months from the grant date (December 15, 2015), and the related compensation expense is recognized over this period, except where the employee is eligible to retire prior to a vesting date, in which case the cost is recognized over the period between the grant date and the date on which the employee is eligible to retire. Compensation expense related to RSUs and PSUs was $72 and $11, respectively, for the year ended December 31, 2013 (2012 – $67 and $5, respectively).

The carrying amount of the liability relating to the RSU and PSU at December 31, 2013 is $184 (2012 – $92) and is included within other liabilities.

Compensation expenses related to stock options was $15 for the year ended December 31, 2013 (2012 – $17).

(d)	Global share ownership plan

MFC’s Global Share Ownership Plan (“GSOP”) allows qualifying employees to choose to apply up to five per cent of their annual base earnings toward the purchase of common shares. The Company matches a percentage of the employee’s eligible contributions up to a maximum amount. The Company’s contributions vest immediately. All contributions are used to purchase common shares in the open market.

Note 17 Employee Future Benefits

The Company maintains pension plans, both defined contribution and defined benefit, and other post-employment plans for eligible employees and agents. These plans include broad-based pension plans for employees that are typically funded, as well as supplemental non-registered (non-qualified) pension plans for executives, retiree welfare plans and disability welfare plans that are typically not funded.

The Company has long been aware of the financial exposure associated with traditional defined benefit pension plans (i.e. final average pay plans and annuitized cash balance accounts) and retiree welfare plans. As such, the Company has been closing these plans to new members and, in the case of pension plans, has been replacing them with capital accumulation-type retirement plans. Capital accumulation plans include defined benefit cash balance plans, 401(k) plans and defined contribution plans under which the Company’s approach is to allocate a fixed percentage of each employee’s eligible earnings taking median market practice into account. To the extent that pension benefits delivered through registered or tax qualified pension plans limit the benefit that would otherwise be provided to executives, the Company may sponsor supplemental arrangements, which are for the most part unfunded.

(a)	Plan characteristics

Most of the Company’s traditional defined benefit pension plans and retiree welfare plans are closed. New employees join cash balance or defined contribution pension programs, depending on the geography of employment, and are not eligible to participate in the retiree welfare plans. Reflecting the shift away from traditional defined benefit pension plans to capital accumulation plans, less than 2% of plan members continue to accrue final average pay benefits. Traditional defined benefit pension obligations still comprise approximately 50% of the Company’s global pension obligations, due in large part to the inactive and retired members who no longer accrue defined benefit pensions but have not yet been paid their entire pension entitlements.

All pension arrangements are governed by local pension committees or management but significant plan changes require approval from the Company’s Board of Directors.

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	61

The Company’s funding policy for defined benefit pension plans is to make at least the minimum annual contributions required by regulations in the countries in which the plans are offered. Assumptions and methods prescribed for regulatory funding purposes typically differ from those used for accounting purposes. The Company measures its defined benefit obligations and fair value of plan assets for accounting purposes at December 31st each year.

The Company has defined benefit pension and/or retiree welfare plan obligations in the U.S., Canada, Japan, U.K. and Taiwan. The defined benefit pension plan in Indonesia was closed and replaced in its entirety by a defined contribution plan in 2013. The defined benefit pension plan obligations for the life insurance operations in Taiwan were settled upon sale of the business (refer to note 3). There are also disability welfare plans in Canada and the U.S.

The largest of these pension and retiree welfare plans are the main defined benefit plans for employees in the U.S. and Canada. These are considered to be the material plans that are the subject and focus of the disclosures in the balance of this note.

U.S. defined benefit and retiree welfare plans

The Company operates a qualified cash balance plan that is open to new members, a non-qualified cash balance plan, under which benefit accruals ceased as of December 31, 2011, and a retiree welfare plan that was closed in 2005.

Actuarial valuations to determine the Company’s minimum funding contributions for the qualified cash balance plan are required annually. Deficits revealed in the funding valuations must generally be funded over a period of up to seven years. It is expected that there will be no required funding for this plan in 2014. There are no plan assets set aside for the non-qualified cash balance plan; these benefits are to be funded as they come due.

The retiree welfare plan subsidizes the cost of life insurance and medical benefits for eligible retirees. The majority of those who retired after 1991 receive a fixed-dollar subsidy from the Company based on service. Employees who did not meet certain age and service criteria in 2002 generally receive access to the plan upon retirement but pay the full cost. The plan was closed to all employees hired after 2004. While assets have been set aside in a qualified trust to pay a portion of future retiree welfare benefits, this funding is optional. Retiree welfare benefits offered under the plan coordinate with the U.S. Medicare program to make optimal use of available federal financial support.

The qualified pension and retiree welfare plans are governed by the U.S. Benefits Committee, while the non-qualified pension plan is governed by the U.S. Nonqualified Plans Subcommittee.

Canadian defined benefit and retiree welfare plans

The Company’s defined benefit plans in Canada include a registered final average pay pension plan, a non-registered supplemental final average pay pension arrangement and a retiree welfare plan that was closed to new members in 2005. While both pension programs have been closed to new members since 1998, there remain 424 members under the registered plan who continue to accrue final average pay pensions.

Actuarial valuations to determine the Company’s minimum funding contributions for the registered plan are required at least once every three years. Deficits revealed in the funding valuation must generally be funded over a period of up to five years. For 2014, the required funding for this plan is expected to be $18. The supplemental non-registered pension plan is not funded; these benefits are to be funded as they come due.

The retiree welfare plan subsidizes the cost of life insurance, medical and dental benefits for eligible retirees. The Company subsidies have been changed to a fixed dollar amount for those who retire after April 30, 2013 and will be eliminated for those who retire after 2019. There are no assets set aside for the retiree welfare plan.

The registered pension plan is governed by the Canadian Pension Committee, while the supplemental non-registered arrangement is governed by the Board of Directors. The retiree welfare plan is governed by management.

(b)	Risks

In final average pay pension plans and retiree welfare plans, the Company generally bears the material risks which include interest rate, investment, longevity and health care cost inflation risks. In defined contribution plans, these risks are typically borne by the employee. In cash balance plans, the interest rate, investment (where applicable) and longevity risks are partially transferred to the employee.

Material sources of risk to the Company for all plans include:

– A decline in discount rates that increases the defined benefit obligations by more than the change in value of plan assets;

– Lower than expected rates of mortality; and for retiree welfare plans, higher than expected health care costs.

Historically, the Company has managed risks through plan design and eligibility changes which limit the size and growth of the defined benefit obligations. For funded plans, investment risks are managed through strategies aimed at improving the alignment between movements in the invested assets and movements in the obligations.

In the U.S., delegated committee representatives and management review the financial status of the qualified defined benefit pension plan at least monthly, and steps are taken in accordance with an established dynamic investment policy to reduce the risk in the plan as the funded status improves. As at December 31, 2013, the target asset allocation for the plan was 38% return-seeking assets and 62% liability-hedging assets with an ultimate target of 35% return seeking and 65% liability hedging as the funding permits.

62	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

In Canada, internal committees and management review the financial status of the registered defined benefit pension plan on at least a quarterly basis. As at December 31, 2013, the target asset allocation for the plan was 28% return-seeking assets and 72% liability-hedging assets with an ultimate target of 20% return-seeking assets and 80% liability-hedging assets by 2017.

(c)	Pension and retiree welfare plans

	Pension plans		Retiree welfare plans
For the years ended December 31,	2013	2012(1)	2013	2012(1)
Changes in defined benefit obligation:
Ending balance prior year	$3,596	$3,524	$603	$682
Current service cost	32	33	2	2
Past service cost	8	–	3	–
Interest cost	141	149	24	29
Plan participants’ contributions	1	1	4	5
Actuarial (gains) losses due to:
Experience	8	17	4	(20)
Demographic assumption changes	164	(14)	25	(3)
Economic assumption changes	(285)	188	(46)	(31)
Benefits paid	(274)	(246)	(51)	(50)
Impact of changes in foreign exchange rates	176	(56)	32	(11)
Defined benefit obligation, December 31	$3,567	$3,596	$600	$603

	Pension plans		Retiree welfare plans
For the years ended December 31,	2013	2012(1)	2013	2012(1)
Change in plan assets:
Fair value of plan assets, ending balance prior year	$2,774	$2,611	$382	$360
Interest income	109	112	15	16
Employer contributions	82	99	38	34
Plan participants’ contributions	1	1	4	5
Benefits paid	(274)	(246)	(51)	(50)
Administration costs	(3)	(3)	–	–
Actuarial gains (losses)	161	244	52	25
Impact of changes in foreign exchange rates	140	(44)	27	(8)
Fair value of plan assets, December 31	$2,990	$2,774	$467	$382

(1)	See note 2(a) for description of accounting policy change.

(d)	Amounts recognized in the Consolidated Statements of Financial Position

	Pension plans			Retiree welfare plans
As at	December 31, 2013	December 31, 2012(1)	January 1, 2012(1)	December 31, 2013	December 31, 2012(1)	January 1, 2012(1)
Development of net defined benefit liability
Defined benefit obligation	$3,567	$3,596	$3,524	$600	$603	$682
Fair value of plan assets(2)	2,990	2,774	2,611	467	382	360
Deficit	$577	$822	$913	$133	$221	$322
Effect of asset limit(3)	–	–	–	–	–	–
Deficit and net defined benefit liability	$577	$822	$913	$133	$221	$322
Deficit is comprised of:
Funded or partially funded plans	$(136)	$95	$193	$(5)	$87	$174
Unfunded plans(2)	713	727	720	138	134	148
Deficit and net defined benefit liability	$577	$822	$913	$133	$221	$322

(1)	See note 2(a) for description of accounting policy change.
(2)

The fair value of plan assets does not include the rabbi trust assets that support the non-qualified U.S. retirement plan obligations for certain executives and retired executives, in respect of service prior to May 1, 2007. In the event of insolvency of the Company, the rabbi trust assets can be used to satisfy claims of general creditors. At December 31, 2013, assets in the rabbi trust with respect to these defined benefit obligations were $347 (2012 – $360) compared to the defined benefit obligations under the merged plan of $351 (2012 – $361).

(3)

No reconciliation has been provided for the effect of the asset limit since there was no effect in either year. For the funded pension plans, the present value of the economic benefits available in the form of reductions in future contributions to the plans is significantly greater than the surplus that would be expected to develop.

(e)	Disaggregation of defined benefit obligation

	U.S. Plans				Canadian Plans
	Pension plans		Retiree welfare plans		Pension plans		Retiree welfare plans
As at December 31,	2013	2012(1)	2013	2012(1)	2013	2012(1)	2013	2012(1)
Active members	$615	$688	$39	$40	$261	$280	$48	$45
Inactive and retired members	1,969	1,925	423	429	722	703	90	89
Total	$2,584	$2,613	$462	$469	$983	$983	$138	$134

(1)	See note 2(a) for description of accounting policy change.

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	63

(f)	Fair value measurements

The major categories of plan assets and the actual % allocation to each category are as follows.

	U.S. Plans(1)				Canadian Plans(2)
	Pension plans		Retiree welfare plans		Pension plans		Retiree welfare plans
As at December 31, 2013	Fair value	% of total	Fair value	% of total	Fair value	% of total	Fair value	% of total
Cash and cash equivalents	$25	1%	$10	2%	$–	–	$–	–
Equity securities(3)	813	35%	254	54%	199	30%	–	–
Debt securities	1,318	57%	198	43%	457	69%	–	–
Other investments(4)	171	7%	5	1%	7	1%	–	–
Total	$2,327	100%	$467	100%	$663	100%	$–	–

As at December 31, 2012
Cash and cash equivalents	$49	2%	$10	3%	$–	–	$–	–
Equity securities(3)	980	47%	194	51%	213	31%	–	–
Debt securities	919	44%	174	45%	457	68%	–	–
Other investments(4)	149	7%	4	1%	7	1%	–	–
Total	$2,097	100%	$382	100%	$677	100%	$–	–

(1)

All of the U.S. pension and retiree welfare plan assets have daily quoted prices in active markets, except for the private equity, timber and agriculture assets. In the aggregate, the latter assets represent approximately 6% and 6% of all U.S. pension and retiree welfare plan assets as at December 31, 2013 and 2012, respectively.

(2)	All of the Canadian pension plan assets have daily quoted prices in active markets.
(3)	Pension plan equity securities include direct investments in MFC common shares of $1.0 (2012 – $0.6) in the U.S. and nil (2012 – $0.2) in Canada.
(4)	Other U.S. plan assets include investment in private equity, timberland and agriculture.

(g)	Net benefit cost recognized in Consolidated Statement of Income

Components of the net benefit cost for the pension plans and retiree welfare plans were as follows.

	Pension plans		Retiree welfare plans
For the years ended December 31,	2013	2012(1)	2013	2012(1)
Defined benefit current service cost	$32	$33	$2	$2
Defined benefit administrative expenses	3	3	–	–
Past service cost – plan amendments(2)	–	–	3	–
Past service cost – curtailments(3)	8	–	–	–
Service cost	$43	$36	$5	$2
Interest on net defined benefit (asset) liability	32	37	9	13
Defined benefit cost	$75	$73	$14	$15
Defined contribution cost	52	51	–	–
Net benefit cost	$127	$124	$14	$15

(1)	See note 2(a) for description of accounting policy change.
(2)

Past service cost of $3 relates to a one month deferral of the effective date of the planned changes to the Canadian retiree welfare benefits for employees affected by the organizational design initiative.

(3)	Past service cost of $8 relates to the payment of pension benefits earlier than previously expected to employees affected by the organizational design initiative.

(h)	Re-measurement effects recognized in Other Comprehensive Income

	Pension plans		Retiree welfare plans
For the years ended December 31,	2013	2012(1)	2013	2012(1)
Actuarial (gains) losses on defined benefit obligations:
Experience	$8	$17	$4	$(20)
Demographic assumption changes	164	(14)	25	(3)
Economic assumption changes	(285)	188	(46)	(31)
Return on plan assets (greater) less than discount rate	(161)	(244)	(52)	(25)
Total re-measurement effects	$(274)	$(53)	$(69)	$(79)

(1)	See note 2(a) for description of accounting policy change.

64	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

(i)	Assumptions

The key assumptions used by the Company to determine the defined benefit obligation and net benefit cost for the defined benefit pension plans and retiree welfare plans were as follows.

	U.S. Plans				Canadian Plans
	Pension plans		Retiree welfare plans		Pension plans		Retiree welfare plans
For the years ended December 31,	2013	2012	2013	2012	2013	2012	2013	2012
To determine the defined benefit obligation at end of year(1):
Discount rate	4.7%	3.9%	4.7%	3.9%	4.8%	4.2%	4.9%	4.4%
Cash balance crediting rate	3.5%	2.8%	n/a	n/a	n/a	n/a	n/a	n/a
Initial health care cost trend rate(2)	n/a	n/a	8.5%	8.5%	n/a	n/a	6.5%	6.7%
To determine the defined benefit cost for the year(1):
Discount rate	3.9%	4.5%	3.9%	4.5%	4.2%	4.5%	4.4%	4.5%
Cash balance crediting rate	2.8%	3.5%	n/a	n/a	n/a	n/a	n/a	n/a
Initial health care cost trend rate(2)	n/a	n/a	8.5%	8.5%	n/a	n/a	6.7%	6.8%

(1)	Inflation and salary increase assumptions are not shown as they do not materially affect obligations and cost.
(2)

The health care cost trend rate used to measure the U.S. based retiree welfare obligation was 8.5% grading to 5.0% for 2028 and years thereafter (2012 – 8.5% grading to 5.0% for 2028) and to measure the net benefit cost was 8.5% grading to 5.0% for 2028 and years thereafter (2012 – 8.5% grading to 5.0% for 2028). In Canada, the rate used to measure the retiree welfare obligation was 6.5% grading to 4.8% for 2026 and years thereafter (2012 – 6.7% grading to 4.8% for 2026) and to measure the net benefit cost was 6.7% grading to 4.8% for 2026 and years thereafter (2012 – 6.8% grading to 4.8% for 2026).

Assumptions regarding future mortality are based on published statistics and mortality tables. The current life expectancies underlying the values of the obligations in the defined benefit pension and retiree welfare plans are as follows.

As at December 31, 2013	U.S.	Canada
Life expectancy (in years) for those currently age 65
Males	21.5	22.8
Females	23.8	24.6
Life expectancy (in years) at age 65 for those currently age 45
Males	23.1	24.2
Females	25.5	25.5

(j)	Sensitivity of assumptions on obligation

Assumptions adopted can have a significant effect on the obligations reported for defined benefit pension and retiree welfare plans. The potential impact on the obligations arising from changes in the key assumptions is set out in the following table. The sensitivities assume all other assumptions are held constant. In reality one might expect interrelationships with other assumptions.

As at December 31, 2013	Pension plans(1)	Retiree welfare plans
Discount rate:
Impact of a 1% increase	$(329)	$(58)
Impact of a 1% decrease	$388	$69
Health care cost trend rate:
Impact of a 1% increase	n/a	$25
Impact of a 1% decrease	n/a	$(21)
Mortality rates(2)
Impact of a 10% decrease	$82	$14

(1)	Sensitivity excludes changes to the cash balance crediting rate as changes to this assumption do not have a significant impact.
(2)

If the actuarial estimates of mortality are adjusted in future to reflect unexpected decreases in mortality, the effect of a 10% decrease in mortality rates at each future age would be an increase in life expectancy at age 65 of 0.9 and 1.0 years for U.S. males and females, respectively, and 0.7 and 0.7 years for Canadian males and females, respectively.

(k)	Maturity profile

The weighted average duration of the defined benefit obligations is as follows.

	Pension plans		Retiree welfare plans
As at December 31,	2013	2012	2013	2012
U.S. plans	8.6	9.1	8.8	9.2
Canadian plans	11.6	11.8	14.4	12.1

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	65

(l)	Cash flows – contributions

Total cash payments for all employee future benefits, comprised of cash contributed by the Company to funded defined benefit pension and retiree welfare plans, cash payments directly to beneficiaries in respect of unfunded pension and retiree welfare plans, and cash contributed to defined contribution pension plans, were as follows.

	Pension plans		Retiree welfare plans
For the years ended December 31,	2013	2012	2013	2012
Defined benefit plans	$82	$99	$38	$34
Defined contribution plans	52	51	–	–
Total	$134	$150	$38	$34

The Company’s best estimate of expected cash payments for employee future benefits for the year ending December 31, 2014 is $80 for defined benefit pension plans, $54 for defined contribution pension plans and $24 for retiree welfare plans.

Note 18    Interests in Structured Entities

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities designed to generate investment returns and/or fees. The Company also has relationships with entities used to facilitate financing for the Company. Some of these entities may have some or all of the following features: control is not readily identified based on voting rights; restricted activities designed to achieve a narrow objective; high amount of leverage; and/or highly structured capital. Such entities are identified as structured entities (individually “SE” or collectively “SEs”).

In assessing the significance of a SE for disclosure purposes, the Company considers the nature of the Company’s relationship with the SEs including whether they are sponsored by the Company (i.e. initially organized and managed). In addition, the significance of the relationship with the SE to the Company is assessed including consideration of factors such as the Company’s investment in the SE as a percentage of the Company’s total investments, returns from it as a percentage of total net investment income, its size as a percentage of total funds under management and the Company’s exposure to any other risks from its involvement with the SE.

(a)	Investment SEs which are consolidated

The following table presents the total assets and liabilities for investment SEs that the Company controls and accordingly consolidates. The liabilities of these SEs do not represent claims against the general assets of the Company and the assets of these SEs can only be used to settle their own liabilities.

	2013		2012 (Restated–note 2)
As at December 31,	Total assets	Total liabilities(3)	Total assets	Total liabilities(3)
Mezzanine Funds(1),(2)	$47	$47	$48	$48
Total	$47	$47	$48	$48

(1)

The Company sponsored and acts as investment manager to a series of five investment funds which invest in the mezzanine financing of private companies (“Mezzanine Funds”). In its capacity as investment manager to the Mezzanine Funds, the Company earns investment advisory fees. The Company has determined that it has control over two of the Mezzanine Funds, by virtue of non-cancelable management contracts and exposure to a significant proportion of their investment performance. The Mezzanine Funds are SEs because the Company has decision power over them through non-cancelable management contracts; they have limited lives and are structured to coinvest in the same issuers as the Company. The Company provides no guarantees to the Mezzanine Funds’ investors against the risk of financial loss.

(2)	The Company’s investments in consolidated SEs are included in invested assets and the Company’s returns from these SEs are included in net investment income.
(3)	Includes non-controlling interests of $25 (2012 – $27).

66	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

(b)	Investment SEs which are unconsolidated

The following table presents summary financial information and the Company’s investment and maximum exposure to loss related to significant unconsolidated investment SEs, many of which are sponsored by the Company.

As at December 31, 2013	Total assets	Total liabilities	Total equity	MFC’s investment(1)	Maximum exposure to loss(2)
Mezzanine Funds(3)	$122	$122	$–	$6	$6
Collateralized debt obligations(4)	320	1,969	(1,649)	–	–
Low income housing partnerships(5)	1,045	1,045	–	278	279
Timber companies(6)	7,182	3,807	3,375	588	630
Leveraged leases(7)	6,476	6,476	–	2,629	2,629
Total	$15,145	$13,419	$1,726	$3,501	$3,544

As at December 31, 2012 (Restated–note 2)
Mezzanine Funds(3)	$125	$125	$–	$5	$5
Collateralized debt obligations(4)	406	2,023	(1,617)	7	7
Low income housing partnerships(5)	1,153	1,153	–	313	321
Timber companies(6)	7,767	3,712	4,055	833	851
Leveraged leases(7)	6,328	6,328	–	2,591	2,591
Total	$15,779	$13,341	$2,438	$3,749	$3,775

(1)	The Company’s investments are included in invested assets and the Company’s returns from these SEs are included in net investment income and other comprehensive income.
(2)

The Company’s maximum exposure to loss from each SE is limited to amounts invested in each, plus unfunded capital commitments, if any. The total unfunded capital commitments for investments held by the Company are disclosed in note 19. The maximum loss is expected to occur only upon bankruptcy of the entity or as a result of a natural disaster in the case of the timber funds.

(3)	As mentioned in note 18(a), two of the five funds are consolidated. The other three are considered significant unconsolidated SEs and are reflected in this table.
(4)

The Company sponsored certain asset-backed investment vehicles, commonly known as collateralized debt obligation funds (“CDOs”). In addition, the Company may invest in debt or equity securities issued by these CDOs. CDOs raise capital by issuing debt and equity securities and use the proceeds to purchase investments. In its capacity as investment manager, the Company earns investment advisory fees. The Company does not control any of the CDOs which it both manages and invests in, because its power to govern the financial and operating policies of these CDOs is either restricted or subject to approval by the CDOs’ other investors. The CDOs are SEs because they have limited lives, their decision making rights are not vested in voting equity interests and because of their highly leveraged capital structures. The Company provides no guarantees to other investors in these CDOs against the risk of financial loss.

(5)

The Company has investments that qualify for low income housing and/or historic tax credits that also generate other tax benefits. These investments are primarily made through real estate limited partnerships or limited liability companies (“LIH Partnerships”). LIH Partnerships are sponsored and managed by their general partners or managing members who provide nominal amounts of capital and provide guarantees to the other investors. Substantially all of the capital is provided by limited partners or investor members who have limited liability and are not involved in management. The Company is usually the sole limited partner or investor member and is not the general partner or managing member in any of the LIH Partnerships and has not sponsored any of them. The Company does not control any of the LIH Partnerships because the Company does not have power to govern their financial and operating policies. This power is held by the general partners or managing members who have significant exposure to the returns of their LIH Partnerships by way of fees and guarantees. LIH Partnerships are SEs because they have limited lives, their decision making rights are not vested in voting equity interests and they are structured to generate tax credits and deductible losses for their investors. The Company provides no guarantees to other parties involved with the LIH Partnerships against the risk of financial loss.

(6)

The Company sponsors timber companies and the Company’s general fund and segregated funds invest in many of them. In its capacity as investment manager, the Company earns investment advisory fees and may also earn forestry management fees and performance advisory fees. The Company has determined that it does not control any timber company because it either does not have the power to govern their financial and operating policies or does not have significant variable returns from them, or both. The timber companies are SEs based on the degree of judgment required to assess control over them; the Company’s employees provide management services and in many cases exercise voting rights on behalf of other investors. The Company provides no guarantees to the timber companies’ investors against the risk of financial loss.

(7)

The Company’s involvement in leveraged leases is through wholly owned unconsolidated entities (statutory business trusts) in which the Company is the sole beneficiary. The entities use capital provided by the Company and senior debt provided by other parties to finance the acquisition of assets which are leased to third party lessees under long term leases. The Company does not consolidate any of the trusts that are party to the lease arrangements because the Company does not control them. The Company does not have the ability to make substantive decisions over the trusts and was not solely responsible for their original design. Leveraged leases are SEs because of their narrow purpose and limited lives and because their financial and operating decisions are pre-determined such that they have no ongoing operations which require active management. The Company provides no guarantees to the trusts’ senior lenders or lessees against the risk of financial loss.

(i)	Other invested assets

The Company has investment relationships with a variety of other entities (“Other Entities”), which result from its direct investment in their debt and/or equity and which have been assessed for control. This category includes, but is not limited to investments in power and infrastructure, oil and gas, private equity, real estate and agriculture, organized as limited partnerships and limited liability companies. These entities are not sponsored by the Company. The Company believes that its relationships with these Other Entities are not individually significant and, accordingly, does not provide any summary financial data for them nor does the Company distinguish here whether each is a SE. The Company’s maximum exposure to losses as a result of its relationships with Other Entities is limited to its investment in them and amounts committed to be invested but not yet funded. The income that the Company generates from these entities is recorded in net investment income and other comprehensive income. The Company provides no guarantees to other investors in these entities against the risk of financial loss.

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	67

(ii)	Interest in securitized assets

The Company invests in mortgage/asset-backed securities issued by numerous securitization vehicles sponsored by other parties, including private issuers and government sponsored issuers, in order to generate investment returns which are recorded in net investment income. The Company does not own a controlling financial interest in any of the issuers. These securitization vehicles are SEs based on their narrow scope of activities and highly leveraged capital structures. Investments in mortgage/asset-backed securities are reported on the Consolidated Statements of Financial Position as debt securities and private placements, and their fair value and carrying values are disclosed in note 4. The Company’s maximum loss from these investments is limited to amounts invested.

Commercial mortgage backed securities (“CMBS”) are secured by commercial mortgages and residential mortgage-backed securities (“RMBS”) are secured by residential mortgages. Asset-backed securities (“ABS”) may be secured by various underlying assets primarily including credit card receivables and aviation leases. The mortgage/asset-backed securities that the Company invests in are primarily originated in North America.

The following table outlines the securitized holdings by the type and asset quality.

	2013				2012
As at December 31,	CMBS	RMBS	ABS	Total	Total
AAA	$597	$351	$1,391	$2,339	$2,728
AA	8	7	44	59	97
A	83	27	384	494	254
BBB	33	36	109	178	251
BB and below	195	106	70	371	471
Total Company exposure	$916	$527	$1,998	$3,441	$3,801

(iii)	Mutual funds

The Company sponsors and may invest in a range of public mutual funds with a broad range of investment styles. As sponsor, the Company organizes mutual funds that implement investment strategies, on behalf of future investors. The Company earns fees which are at market rates for providing advisory and administrative services to the mutual funds. The Company does not control its sponsored mutual funds because either the Company does not have power to govern their financial and operating policies, or its returns in the form of fees and ownership interests are not significant, or both. Certain mutual funds are SEs because their decision making rights are not vested in voting equity interests and their investors are provided with redemption rights. The Company’s interest in mutual funds is limited to capital it invests. The Company’s investments in mutual funds are recorded as part of its investment in public equities within the Consolidated Statements of Financial Position. For information regarding the Company’s invested assets refer to note 4.

As sponsor, the Company’s investment in startup capital of mutual funds as at December 31, 2013 was $997 (2012 - $839). The Company provides no guarantees to these mutual funds’ investors against the risk of financial loss.

The Company’s retail mutual fund assets under management as at December 31, 2013 are $91,118 (2012 - $59,979).

(c)	Financing SEs which are consolidated

The Company securitizes certain insured and variable rate commercial and residential mortgages and HELOC. This activity is facilitated by entities that are consolidated SEs because their operations are narrowly limited to issuing and servicing the Company’s capital. Further information regarding the Company’s mortgage securitization program is included in note 4 (i).

(d)	Financing SEs which are unconsolidated

For each of the Company sponsored financing entities below, the Company has predetermined their financial and operating policies and controls any new issuances. Since the Company raises funds through these entities as opposed to investing in them, it is the investors in their capital that are exposed to their financial returns and not the Company.

68	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

Since the Company has decision power over them but does not control them, and considering their narrow purpose and range of activities, the Company views them to be SEs.

As at December 31, 2013	Total assets(1)	Total liabilities(2)	Total equity	MFC interests(3)
Manulife Financial Capital Trust II(4)	$1,000	$1,003	$(3)	$998
Manulife Finance (Delaware), L.P.(5)	1,482	1,313	169	1,306
John Hancock Global Funding II, Ltd(6)	376	376	–	376
Total	$2,858	$2,692	$166	$2,680

As at December 31, 2012 (Restated–note 2)
Manulife Financial Capital Trust II(4)	$1,000	$1,002	$(2)	$995
Manulife Finance (Delaware), L.P.(5)	1,615	1,463	152	1,455
John Hancock Global Funding II, Ltd(6)	417	417	–	417
Total	$3,032	$2,882	$150	$2,867

(1)	The assets of the entities consist of investments in specific financial instruments of the Company or its subsidiaries (e.g. debentures, funding agreements, and derivatives).
(2)	The liabilities of the entities consist of financial instruments issued to capital markets and in some cases, derivatives.
(3)	MFC interests include amounts borrowed from the entities and the Company’s investment in the entities subordinate capital, if any, and foreign currency and interest swaps with them, if any.
(4)

Manulife Financial Capital Trust II, an open-end trust, issued $1,000 of Manulife Financial Capital Securities Series 1 notes to the Canadian capital markets in 2009 and invested the proceeds in senior debentures of MLI. Refer to note 13.

(5)

Manulife Finance (Delaware), L.P. (“MFLP”), a wholly owned partnership, issued $550 of senior and $650 of subordinated debentures to the Canadian capital markets in 2006 and invested the proceeds in senior and subordinate notes of the Company and its subsidiaries. MFLP entered into swaps with the Company to manage the interest rate and foreign currency exposures arising on its investment in the senior and subordinate notes of the Company and its subsidiaries. The Company has guaranteed the payment of amounts on MFLP’s debentures. Refer to notes 12, 13 and 19.

(6)

John Hancock Global Funding II, Ltd. (“JHGF II”), a Delaware Trust, was organized by John Hancock Life Insurance Company (U.S.A.) (“JHUSA”). JHGF II issued medium term notes to investors worldwide, and used the proceeds to purchase funding agreements issued by JHUSA. JHGF II entered into swaps with the Company to manage the foreign currency exposures arising on its issuance of medium term notes. The medium term notes were issued through 2005 and mature through 2015. Refer to note 9.

Note 19    Commitments and Contingencies

(a)	Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

Two class actions against the Company have been certified and are pending in Quebec (on behalf of Quebec residents only) and Ontario (on behalf of investors in Canada, other than Quebec). The decisions to grant leave and certification have been of a procedural nature only and there has been no determination on the merits of either claim to date.

The actions in Ontario and Quebec are based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations. Due to the nature and status of these proceedings, it is not practicable to provide an estimate of the financial effect of these proceedings, an indication of the uncertainties relating to the amount or timing of any outflow, nor the possibility of any reimbursement.

(b)	Investment commitments

In the normal course of business, various investment commitments are outstanding which are not reflected in the Consolidated Financial Statements. There were $5,070 (2012 – $2,965) of outstanding investment commitments as at December 31, 2013, of which $348 (2012 – $269) mature in 30 days, $1,602 (2012 – $1,151) mature in 31 to 365 days and $3,120 (2012 – $1,545) mature after one year.

(c)	Letters of credit

In the normal course of business, third party relationship banks issue letters of credit on the Company’s behalf. The Company’s businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between subsidiaries of MFC. As at December 31, 2013, letters of credit for which third parties are beneficiary, in the amount of $73 (2012 – $84), were outstanding.

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	69

(d)	Guarantees

(i)	Guarantees regarding Manulife Finance (Delaware), L.P.

MFC has guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and $650 subordinated debentures due December 15, 2041 issued by MFLP, a wholly owned unconsolidated partnership.

(ii)	Guarantees regarding The Manufacturers Life Insurance Company

On January 29, 2007, MFC provided a subordinated guarantee of Class A and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI. For the following subordinated debentures issued by MLI, MFC has provided a subordinated guarantee on the day of issuance: $550 issued on November 18, 2011, $500 issued on February 17, 2012, $200 issued on February 25, 2013, and $250 issued on November 29, 2013.

The following table sets forth certain condensed consolidating financial information for MFC.

For the year ended December 31, 2013	MFC (Guarantor)	MFLP	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts(1)
Total revenue	$244	$84	$18,539	$(487)	$292	$18,672
Net income (loss) attributed to shareholders	3,130	17	3,399	(287)	(3,129)	3,130

For the year ended December 31, 2012 (Restated–note 2)
Total revenue	$374	$65	$28,391	$2,286	$(2,006)	$29,110
Net income (loss) attributed to shareholders	1,810	5	1,857	(167)	(1,695)	1,810

As at December 31, 2013
Invested assets	$28	$2	$228,933	$3,748	$(2)	$232,709
Total other assets	34,023	1,480	51,853	9,603	(55,911)	41,048
Segregated funds net assets	–	–	239,871	–	–	239,871
Insurance contract liabilities	–	–	192,824	11,923	(11,505)	193,242
Investment contract liabilities	–	–	2,524	–	–	2,524
Segregated funds net liabilities	–	–	239,871	–	–	239,871
Total other liabilities	5,528	1,313	52,078	461	(10,422)	48,958

As at December 31, 2012 (Restated–note 2)
Invested assets	$22	$2	$224,252	$3,658	$(2)	$227,932
Total other assets	30,473	1,613	58,496	9,889	(52,602)	47,869
Segregated funds net assets	–	–	209,197	–	–	209,197
Insurance contract liabilities	–	–	197,478	12,334	(11,417)	198,395
Investment contract liabilities	–	–	2,420	–	–	2,420
Segregated funds net liabilities	–	–	209,197	–	–	209,197
Total other liabilities	5,783	1,463	53,116	440	(10,975)	49,827

(1)	Since MFLP is not consolidated into the results of MFC consolidated, the results of MFLP have been eliminated in the consolidating adjustments column.

(iii)	Guarantees regarding John Hancock Life Insurance Company (U.S.A.) (“JHUSA”)

Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 24.

(e)	Pledged assets

In the normal course of business, certain of MFC’s subsidiaries pledge their assets in respect of liabilities incurred, strictly for the purpose of providing collateral for the counterparty. In the event of the Company’s default, the counterparty is entitled to apply the collateral in order to settle the liability. The pledged assets are returned to the Company if the underlying transaction is terminated or, in the case of derivatives, if the net exposure moves to an asset position due to market value changes.

The amounts pledged were as follows.

As at December 31,	2013		2012
	Debt securities	Other	Debt securities	Other
In respect of:
Derivatives	$3,401	$10	$2,154	$14
Regulatory requirements	226	64	229	57
Real estate	–	52	–	174
Repurchase agreements	199	–	629	–
Non-registered retirement plans in trust	–	366	–	380
Other	2	70	2	62
Total	$3,828	$562	$3,014	$687

70	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

(f)	Lease obligations

The Company has a number of operating lease obligations, primarily for the use of office space. The aggregate future minimum lease payments under non-cancelable operating leases are $795. Payments by year are included in the “Risk Management and Risk Factors” section of the Company’s 2013 MD&A under Liquidity Risk.

(g)	Participating business

In some territories where the Company maintains participating accounts, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. Where applicable, these restrictions generally take the form of a fixed percentage of the policyholder dividends. For participating businesses operating as separate “closed blocks”, transfers are governed by the terms of MLI’s and John Hancock Mutual Life Insurance Company’s plans of demutualization.

Note 20    Segmented Information

The Company’s reporting segments are Asia, Canadian and U.S. Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market. The significant product and service offerings of each segment are:

Protection (Asia, Canadian and U.S. Divisions). Offers a variety of individual life insurance and individual and group long-term care insurance. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing.

Wealth Management (Asia, Canadian and U.S. Divisions). Offers annuities, pension contracts, and mutual fund products and services. These businesses also offer a variety of retirement products to group benefit plans and Manulife Bank offers a variety of deposit and credit products to Canadian customers. Annuity contracts provide non-guaranteed, partially guaranteed and fully guaranteed investment options through general and separate account products. These businesses distribute products through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, pension plan sponsors, pension plan consultants and banks.

Corporate and Other Segment. Comprised of investment performance on assets backing capital, net of amounts allocated to operating division and financing costs; Investment Division’s external asset management business; Property and Casualty (“P&C”) Reinsurance Business; as well as run-off reinsurance operations including variable annuities and accident and health.

Certain allocation methodologies are employed in the preparation of segmented financial information. Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company’s business segments using a risk based methodology. The income statement impact of changes in actuarial methods and assumptions (refer to note 8) and the income statement impact of the goodwill impairment in 2012 (refer to note 7) are reported in the Corporate and Other segment.

As at and for the year ended December 31, 2013	Asia Division	Canadian Division	U.S. Division	Corporate and Other	Total
Revenue
Premium income
Life and health insurance	$5,769	$3,208	$6,294	$82	$15,353
Annuities and pensions	561	566	1,030	–	2,157
Net premium income	$6,330	$3,774	$7,324	$82	$17,510
Net investment income (loss)	605	(358)	(5,620)	(2,374)	(7,747)
Other revenue	1,979	2,644	4,052	234	8,909
Total revenue	$8,914	$6,060	$5,756	$(2,058)	$18,672
Contract benefits and expenses
Life and health insurance	$4,171	$2,526	$376	$777	$7,850
Annuities and pensions	(346)	(816)	(2,835)	–	(3,997)
Net benefits and claims (recovery)	$3,825	$1,710	$(2,459)	$777	$3,853
Interest expense	78	460	46	461	1,045
Other expenses	2,121	3,149	4,076	681	10,027
Total contract benefits and expenses	$6,024	$5,319	$1,663	$1,919	$14,925
Income (loss) before income taxes	$2,890	$741	$4,093	$(3,977)	$3,747
Income tax recovery (expense)	(265)	8	(1,185)	861	(581)
Net income (loss)	$2,625	$749	$2,908	$(3,116)	$3,166
Less net income (loss) attributed to:
Non-controlling interests	39	–	–	9	48
Participating policyholders	67	(79)	–	–	(12)
Net income (loss) attributed to shareholders	$2,519	$828	$2,908	$(3,125)	$3,130
Total assets	$60,708	$137,723	$295,394	$19,803	$513,628

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	71

As at and for the year ended December 31, 2012 (Restated–note 2)	Asia Division	Canadian Division	U.S. Division	Corporate and Other	Total
Revenue
Premium income
Life and health insurance	$6,224	$3,056	$5,521	$97	$14,898
Annuities and pensions	821	543	1,161	–	2,525
Net premium income prior to FDA coinsurance	$7,045	$3,599	$6,682	$97	$17,423
Premiums ceded relating to FDA coinsurance (note 8(c))	–	–	(7,229)	–	(7,229)
Net investment income (loss)	2,194	3,852	6,612	(1,031)	11,627
Other revenue	716	2,778	3,636	159	7,289
Total revenue	$9,955	$10,229	$9,701	$(775)	$29,110
Contract benefits and expenses
Life and health insurance	$5,654	$4,710	$8,363	$2,349	$21,076
Annuities and pensions	(103)	1,089	(5,009)	–	(4,023)
Net benefits and claims	$5,551	$5,799	$3,354	$2,349	$17,053
Interest expense	69	374	66	425	934
Other expenses	2,182	3,067	3,824	807	9,880
Total contract benefits and expenses	$7,802	$9,240	$7,244	$3,581	$27,867
Income (loss) before income taxes	$2,153	$989	$2,457	$(4,356)	$1,243
Income tax recovery (expense)	(94)	21	(538)	1,103	492
Net income (loss)	$2,059	$1,010	$1,919	$(3,253)	$1,735
Less net income (loss) attributed to:
Non-controlling interests	34	–	–	(6)	28
Participating policyholders	56	(159)	–	–	(103)
Net income (loss) attributed to shareholders	$1,969	$1,169	$1,919	$(3,247)	$1,810
Total assets	$63,257	$130,190	$271,489	$20,062	$484,998

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Corporate and Other segment into the different geographic segments to which its businesses pertain.

By geographic location For the year ended December 31, 2013	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$5,828	$2,725	$6,297	$503	$15,353
Annuities and pensions	561	566	1,030	–	2,157
Net premium income	$6,389	$3,291	$7,327	$503	$17,510
Net investment income (loss)	(911)	(311)	(6,536)	11	(7,747)
Other revenue	1,981	2,607	4,285	36	8,909
Total revenue	$7,459	$5,587	$5,076	$550	$18,672

For the year ended December 31, 2012 (Restated–note 2)
Revenue
Premium income
Life and health insurance	$6,278	$2,590	$5,528	$502	$14,898
Annuities and pensions	821	543	1,161	–	2,525
Net premium income	$7,099	$3,133	$6,689	$502	$17,423
Premium ceded relating to FDA coinsurance (note 8(c))	–	–	(7,229)	–	(7,229)
Net investment income	1,522	3,784	6,253	68	11,627
Other revenue	749	2,729	3,805	6	7,289
Total revenue	$9,370	$9,646	$9,518	$576	$29,110

Note 21    Related Parties

(a)	Transactions with related parties

Related party transactions have been in the normal course of business and taken place at terms that would exist in arm’s length transactions.

72	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

(b)	Compensation of key management personnel

Key management personnel of the Company are those that have the authority and responsibility for planning, directing and controlling the activities of the Company. Directors (both executive and non-executive) and senior management are considered key personnel. Accordingly, the summary of compensation of key management personnel is as follows.

For the years ended December 31,	2013	2012
Short-term employee benefits	$21	$23
Post-employment benefits	2	2
Share-based payments	23	23
Termination benefits	–	1
Other long-term benefits	2	2
Total	$48	$51

Note 22    Subsidiaries

The following is a list of the directly and indirectly held major operating subsidiaries of Manulife Financial Corporation.

As at December 31, 2013	Ownership Percentage(1)	Address	Description
The Manufacturers Life Insurance Company	100	Toronto, Canada	Leading Canadian-based financial services company that offers a diverse range of financial protection products and wealth management services
Manulife Holdings (Alberta) Limited	100	Calgary, Canada	Holding company
John Hancock Financial Corporation	100	Wilmington, Delaware, U.S.A.	Holding company
The Manufacturers Investment Corporation	100	Michigan, U.S.A.	Holding company
John Hancock Life Insurance Company (U.S.A.)	100	Michigan, U.S.A.	U.S. life insurance company licensed in all states, except New York
John Hancock Subsidiaries LLC	100	Wilmington, Delaware, U.S.A.	Holding company
John Hancock Financial Network, Inc.	100	Boston, Massachusetts, U.S.A.	Financial services distribution organization
The Berkeley Financial Group, LLC	100	Boston, Massachusetts, U.S.A.	Holding company
John Hancock Advisers, LLC	100	Boston, Massachusetts, U.S.A.	Investment advisor
John Hancock Funds, LLC	100	Boston, Massachusetts, U.S.A.	U.S. broker-dealer
Hancock Natural Resource Group, Inc.	100	Boston, Massachusetts, U.S.A.	Manager of globally diversified timberland and agricultural portfolios
John Hancock Life Insurance Company of New York	100	New York, U.S.A.	U.S. life insurance company licensed in New York
John Hancock Investment Management Services, LLC	100	Boston, Massachusetts, U.S.A.	Investment advisor
John Hancock Life & Health Insurance Company	100	Boston, Massachusetts, U.S.A.	U.S. life insurance company licensed in all states
John Hancock Distributors LLC	100	Wilmington, Delaware, U.S.A.	U.S. broker-dealer
John Hancock Insurance Agency, Inc.	100	Wilmington, Delaware, U.S.A.	U.S. insurance agency
Manulife Reinsurance Limited	100	Hamilton, Bermuda	Provides life and financial reinsurance primarily to affiliated
Manulife Reinsurance (Bermuda) Limited	100	Hamilton, Bermuda	Provides life and annuity reinsurance affiliated
Manulife Bank of Canada	100	Waterloo, Canada	Provides integrated banking products and service options not available from an insurance company
FNA Financial Inc.	100	Toronto, Canada	Holding company
Manulife Asset Management Limited	100	Toronto, Canada	Investment counseling, portfolio and mutual fund management in Canada
First North American Insurance Company	100	Toronto, Canada	Canadian property and casualty insurance company
NAL Resources Management Limited	100	Calgary, Canada	Management company for oil and gas properties

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	73

As at December 31, 2013	Ownership Percentage(1)	Address	Description
Manulife Resources Limited	100	Calgary, Canada	Hold oil and gas properties
Manulife Properties Limited Partnership	100	Toronto, Canada	Hold oil and gas royalties and European equities
Manulife Western Holdings Limited Partnership	100	Calgary, Canada	Hold oil and gas properties
Manulife Securities Investment Services Inc.	100	Burlington, Canada	Mutual fund dealer for Canadian operations
Manulife Holdings (Bermuda) Limited	100	Hamilton, Bermuda	Holding company
Manufacturers P&C Limited	100	St. Michael, Barbados	Provides property, casualty and financial reinsurance
Manulife Financial Asia Limited	100	Hong Kong, China	Holding company
Manulife (Cambodia) PLC	100	Phnom Penh, Cambodia	Cambodian life insurance company
Manufacturers Life Reinsurance Limited	100	St. Michael, Barbados	Provides life and annuity reinsurance to affiliates
Manulife (Vietnam) Limited	100	Ho Chi Minh City, Vietnam	Vietnamese life insurance company
Manulife Asset Management (Vietnam) Company Ltd.	100	Ho Chi Minh City, Vietnam	Vietnamese fund management company
Manulife International Holdings Limited	100	Hong Kong, China	Holding company
Manulife (International) Limited	100	Hong Kong, China	Life insurance company serving Hong Kong and Macau
Manulife-Sinochem Life Insurance Co. Ltd.	51	Shanghai, China	Chinese life insurance company
Manulife Asset Management International Holdings Limited	100	St. Michael, Barbados	Holding company
Manulife Asset Management (Hong Kong) Limited	100	Hong Kong, China	Hong Kong investment management and advisory company marketing mutual funds
Manulife Asset Management (Taiwan) Co., Ltd.	100	Taipei, Taiwan	Asset management company
Manulife Life Insurance Company	100	Tokyo, Japan	Japanese life insurance company
Manulife Asset Management (Japan) Limited	100	Tokyo, Japan	Japanese investment management and advisory company
Manulife Investments Japan Limited	100	Tokyo, Japan	Investment management and mutual fund business
Manulife Insurance (Thailand) Public Company Limited	91.5	Bangkok, Thailand	Thai life insurance company
Manulife Asset Management (Thailand) Company Limited	91.5	Bangkok, Thailand	Investment management
Manulife Holdings Berhad	59.5	Kuala Lumpur, Malaysia	Holding company
Manulife Insurance Berhad	59.5	Kuala Lumpur, Malaysia	Malaysian life insurance company
Manulife Asset Management Services Berhad	59.5	Kuala Lumpur, Malaysia	Asset management company
Manulife (Singapore) Pte. Ltd.	100	Singapore	Singaporean life insurance company
Manulife Asset Management (Singapore) Pte. Ltd.	100	Singapore	Asset management company
The Manufacturers Life Insurance Co. (Phils.), Inc.	100	Makati City, Philippines	Filipino life insurance company
PT Asuransi Jiwa Manulife Indonesia	100	Jakarta, Indonesia	Indonesian life insurance company
PT Manulife Aset Manajemen Indonesia	100	Jakarta, Indonesia	Indonesian investment management company marketing mutual funds and discretionary funds
Manulife Asset Management (Europe) Limited	100	London, England	Investment management company for Manulife Financial’s international funds
EIS Services (Bermuda) Limited	100	Hamilton, Bermuda	Investment holding company
Berkshire Insurance Services Inc.	100	Toronto, Canada	Investment holding company
JH Investments (Delaware) LLC	100	Boston, Massachusetts, U.S.A.	Investment holding company
Manulife Securities Incorporated	100	Burlington, Canada	Investment dealer
Manulife Asset Management (North America) Limited	100	Toronto, Canada	Investment advisor
Regional Power Inc.	100	Mississauga, Canada	Developer and operator of hydro-electric power projects
John Hancock Reassurance Company Ltd.	100	Hamilton, Bermuda	Provides life, annuity and long-term care reinsurance to affiliates

(1)

MFC voting rights percentages are the same as the ownership percentages except for Manulife Insurance (Thailand) Public Company Limited and Manulife Asset Management (Thailand) Company Limited where MFC’s voting rights are 97.4% and 97.4% respectively.

74	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

Note 23    Segregated Funds

The Company manages a number of segregated funds, which generate fee revenue, on behalf of policyholders. Policyholders are provided the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments. The Company retains legal title to the underlying investments; however, returns from these investments belong to the policyholders. Accordingly, the Company does not bear the risk associated with these assets outside of guarantees offered on certain variable life and annuity products. The “Risk Management and Risk Factors” section of the Company’s 2013 MD&A provides information regarding variable annuity and segregated fund guarantees.

The composition of net assets by categories of segregated funds was within the following ranges for the year ended December 31, 2013.

Type of fund	Percentage
Money market funds	2 to 3%
Fixed income funds	12 to 15%
Balanced funds	29 to 32%
Equity funds	50 to 56%

Money market funds consist of investments that have a term of maturity of less than one year. Fixed income funds primarily consist of investments in fixed grade income securities and may contain smaller investments in diversified equities or high-yield debt securities. Relative to fixed income funds, balanced funds consist of fixed income securities and a larger equity investment component. The types of equity funds available to policyholders range from low volatility equity funds to aggressive equity funds. Equity funds invest in a varying mix of Canadian, U.S. and global equities.

The underlying investments of the segregated funds consist of both individual securities and mutual funds (collectively “net assets”), some of which may be considered to be structured entities. The carrying value and change in segregated funds net assets are as follows.

Segregated funds net assets

		(Restated–note 2)
As at December 31,	2013	2012
Investments at market value
Cash and short-term securities	$2,540	$2,099
Debt securities	7,473	2,718
Equities	6,615	9,798
Mutual funds	220,936	192,370
Other investments	2,595	2,520
Accrued investment income	89	77
Other liabilities, net	(202)	(219)
Total segregated funds net assets	$240,046	$209,363
Composition of segregated funds net assets
Held by policyholders	$239,871	$209,197
Held by Company (seed money reported in other invested assets)	175	166
Total segregated funds net assets	$240,046	$209,363

The total segregated funds net assets are presented separately on the Consolidated Statements of Financial Position.

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	75

Changes in segregated fund net assets

		(Restated–note 2)
For the years ended December 31,	2013	2012
Net policyholder cash flow
Deposits from policyholders	$23,059	$23,533
Net transfers to general fund	(624)	(718)
Payments to policyholders	(30,031)	(24,818)
	$(7,596)	$(2,003)
Investment related
Interest and dividends	$8,490	$6,183
Net realized and unrealized investment gains	25,720	16,975
	$34,210	$23,158
Other
Management and administration fees	$(3,698)	$(3,491)
Sale of Taiwan insurance business	(522)	–
Impact of changes in foreign exchange rates	8,290	(5,294)
	$4,070	$(8,785)
Net additions (deductions)	$30,684	$12,370
Segregated funds net assets, beginning of year	209,362	196,993
Segregated funds net assets, end of year	$240,046	$209,363

Information regarding the determination of the fair values of assets held by the segregated funds is included in note 11.

The net assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.

These guarantee liabilities are recorded within the Company’s insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type. The “Risk Management and Risk Factors” section of the Company’s 2013 MD&A provides information regarding the risks associated with variable annuity and segregated fund guarantees.

Note  24    Information Provided in Connection with Investments in Deferred Annuity Contracts and Signature Notes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidating financial information, presented in accordance with IFRS, and the related disclosure have been included in these Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are incorporated by reference in the registration statements of MFC and its subsidiaries that are described below and which relate to MFC’s guarantee of certain securities to be issued by its subsidiaries.

JHUSA sells deferred annuity contracts that feature a market value adjustment and are registered with the Commission. The deferred annuity contracts contain variable investment options and fixed investment period options. The fixed investment period options enable the participant to invest fixed amounts of money for fixed terms at fixed interest rates, subject to a market value adjustment if the participant desires to terminate a fixed investment period before its maturity date. The annuity contract provides for the market value adjustment to keep the parties whole with respect to the fixed interest bargain for the entire fixed investment period. These fixed investment period options that contain a market value adjustment feature are referred to as “MVAs”.

JHUSA may also sell medium-term notes to retail investors under its SignatureNotes program.

Effective December 31, 2009, John Hancock Variable Life Insurance Company (the “Variable Company”) and John Hancock Life Insurance Company (the “Life Company”) merged with and into JHUSA. In connection with the mergers, JHUSA assumed the Variable Company’s rights and obligations with respect to the MVAs issued by the Variable Company and the Life Company’s rights and obligations with respect to the SignatureNotes issued by the Life Company.

MFC fully and unconditionally guaranteed the payment obligations of JHUSA under the MVAs and of JHUSA under the SignatureNotes (including the MVAs and SignatureNotes assumed by JHUSA in the merger), and such MVAs and the SignatureNotes were registered with the Commission. The SignatureNotes and MVAs assumed or issued by JHUSA are collectively referred to in this note as the “Guaranteed Securities”. JHUSA is, and each of the Variable Company and the Life Company was, a wholly owned subsidiary of MFC.

MFC’s guarantees of the Guaranteed Securities are unsecured obligations of MFC, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the Guaranteed Securities.

76	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

The laws of the State of New York govern MFC’s guarantees of the SignatureNotes issued or assumed by JHUSA and the laws of the Commonwealth of Massachusetts govern MFC’s guarantees of the MVAs issued or assumed by JHUSA. MFC has consented to the jurisdiction of the courts of New York and Massachusetts. However, because a substantial portion of MFC’s assets are located outside the United States, the assets of MFC located in the United States may not be sufficient to satisfy a judgment given by a federal or state court in the United States to enforce the subordinate guarantees. In general, the federal laws of Canada and the laws of the Province of Ontario, where MFC’s principal executive offices are located, permit an action to be brought in Ontario to enforce such a judgment provided that such judgment is subsisting and unsatisfied for a fixed sum of money and not void or voidable in the United States and a Canadian court will render a judgment against MFC in a certain dollar amount, expressed in Canadian dollars, subject to customary qualifications regarding fraud, violations of public policy, laws limiting the enforcement of creditor’s rights and applicable statutes of limitations on judgments. There is currently no public policy in effect in the Province of Ontario that would support avoiding the recognition and enforcement in Ontario of a judgment of a New York or Massachusetts court on MFC’s guarantees of the SignatureNotes issued or assumed by JHUSA or a Massachusetts court on guarantees of the MVAs issued or assumed by JHUSA.

MFC is a holding company. The assets of MFC consist primarily of the outstanding capital stock of its subsidiaries and investments in other international subsidiaries. MFC’s cash flows primarily consist of dividends and interest payments from its operating subsidiaries, offset by expenses and shareholder dividends and stock repurchases for MFC. As a holding company, MFC’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees, substantially depends upon dividends from its operating subsidiaries.

These subsidiaries are subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries, which may limit their ability to pay dividends or make contributions or loans to MFC. For example, some of MFC’s subsidiaries are subject to restrictions prescribed by the ICA on their ability to declare and pay dividends. The restrictions related to dividends imposed by the ICA are described in note 15.

In the United States, insurance laws in Michigan, New York, Massachusetts and Vermont, the jurisdictions in which certain U.S. insurance company subsidiaries of MFC are domiciled, impose general limitations on the payment of dividends and other upstream distributions or loans by these insurance subsidiaries. These limitations are described in note 15.

In Asia, the insurance laws of the jurisdictions in which MFC operates either provide for specific restrictions on the payment of dividends or other distributions or loans by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends in certain circumstances.

There can be no assurance that any current or future regulatory restrictions in Canada, the United States or Asia will not impair MFC’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantee.

The following condensed consolidating financial information, presented in accordance with IFRS, reflects the effects of the mergers and is provided in compliance with Regulation S-X and in accordance with Rule 12h-5 of the Commission.

Condensed Consolidating Statement of Financial Position

As at December 31, 2013	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
Assets
Invested assets	$28	$89,552	$143,184	$(55)	$232,709
Investments in unconsolidated subsidiaries	33,831	4,561	13,269	(51,661)	–
Reinsurance assets	–	25,891	6,454	(14,902)	17,443
Other assets	192	19,258	23,547	(19,392)	23,605
Segregated funds net assets	–	150,448	90,812	(1,389)	239,871
Total assets	$34,051	$289,710	$277,266	$(87,399)	$513,628

Liabilities and equity
Insurance contract liabilities	$–	$103,945	$104,847	$(15,550)	$193,242
Investment contract liabilities and deposits	–	1,444	1,085	(5)	2,524
Other liabilities	574	19,561	37,974	(18,311)	39,798
Long-term debt	4,610	–	15	150	4,775
Liabilities for preferred shares and capital instruments	344	1,077	3,645	(681)	4,385
Segregated funds net liabilities	–	150,448	90,812	(1,389)	239,871
Shareholders’ equity	28,523	13,235	38,379	(51,614)	28,523
Participating policyholders’ equity	–	–	134	–	134
Non-controlling interests	–	–	375	1	376
Total liabilities and equity	$34,051	$289,710	$277,266	$(87,399)	$513,628

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	77

Condensed Consolidating Statement of Financial Position

As at December 31, 2012 (Restated–note 2)	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
Assets
Invested assets	$22	$87,557	$140,422	$(69)	$227,932
Investments in unconsolidated subsidiaries	30,069	3,991	11,419	(45,479)	–
Reinsurance assets	–	29,320	6,785	(17,424)	18,681
Other assets	404	21,270	25,859	(18,345)	29,188
Segregated funds net assets	–	127,717	83,551	(2,071)	209,197
Total assets	$30,495	$269,855	$268,036	$(83,388)	$484,998

Liabilities and equity
Insurance contract liabilities	$–	$107,585	$108,864	$(18,054)	$198,395
Investment contract liabilities and deposits	–	1,417	1,009	(6)	2,420
Other liabilities	557	20,709	36,773	(17,161)	40,878
Long-term debt	4,882	–	14	150	5,046
Liabilities for preferred shares and capital instruments	344	1,008	3,366	(815)	3,903
Segregated funds net liabilities	–	127,717	83,551	(2,071)	209,197
Shareholders’ equity	24,712	11,419	33,934	(45,353)	24,712
Participating policyholders’ equity	–	–	146	–	146
Non-controlling interests	–	–	379	(78)	301
Total liabilities and equity	$30,495	$269,855	$268,036	$(83,388)	$484,998

Condensed Consolidating Statement of Income

For the year ended December 31, 2013	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
Revenue
Net premium income	$–	$5,054	$12,322	$134	$17,510
Net investment income (loss)	250	(5,220)	(1,507)	(1,270)	(7,747)
Net other revenue	(6)	1,547	4,971	2,397	8,909
Total revenue	$244	$1,381	$15,786	$1,261	$18,672
Policy benefits and expenses
Net benefits and claims	$–	$(2,692)	$2,728	$3,817	$3,853
Commissions, investment and general expenses	22	2,791	8,168	(1,265)	9,716
Other expenses	280	212	2,155	(1,291)	1,356
Total policy benefits and expenses	$302	$311	$13,051	$1,261	$14,925
Income (loss) before income taxes	$(58)	$1,070	$2,735	$–	$3,747
Income tax (expense) recovery	12	(206)	(387)	–	(581)
Income (loss) after income taxes	$(46)	$864	$2,348	$–	$3,166
Equity in net income (loss) of unconsolidated subsidiaries	3,176	454	1,318	(4,948)	–
Net income (loss)	$3,130	$1,318	$3,666	$(4,948)	$3,166
Net income (loss) attributed to:
Non-controlling interests	$–	$–	$49	$(1)	$48
Participating policyholders	–	(9)	(14)	11	(12)
Shareholders	3,130	1,327	3,631	(4,958)	3,130
	$3,130	$1,318	$3,666	$(4,948)	$3,166

78	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Income

For the year ended December 31, 2012 (Restated–note 2)	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
Revenue
Net premium income	$–	$(679)	$10,873	$–	$10,194
Net investment income (loss)	371	5,286	7,320	(1,350)	11,627
Net other revenue	3	1,681	7,707	(2,102)	7,289
Total revenue	$374	$6,288	$25,900	$(3,452)	$29,110
Policy benefits and expenses
Net benefits and claims	$–	$3,219	$14,642	$(808)	$17,053
Commissions, investment and general expenses	18	2,771	7,954	(1,362)	9,381
Goodwill impairment	–	–	200	–	200
Other expenses	303	169	2,043	(1,282)	1,233
Total policy benefits and expenses	$321	$6,159	$24,839	$(3,452)	$27,867
Income (loss) before income taxes	$53	$129	$1,061	$–	$1,243
Income tax (expense) recovery	(14)	344	162	–	492
Income (loss) after income taxes	$39	$473	$1,223	$–	$1,735
Equity in net income (loss) of unconsolidated subsidiaries	1,771	196	669	(2,636)	–
Net income (loss)	$1,810	$669	$1,892	$(2,636)	$1,735
Net income (loss) attributed to:
Non-controlling interests	$–	$–	$31	$(3)	$28
Participating policyholders	–	(47)	(102)	46	(103)
Shareholders	1,810	716	1,963	(2,679)	1,810
	$1,810	$669	$1,892	$(2,636)	$1,735

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	79

Consolidating Statement of Cash Flows

For the year ended December 31, 2013	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
Operating activities
Net income (loss)	$3,130	$1,318	$3,666	$(4,948)	$3,166
Adjustments for non-cash items in net income (loss)
Equity in net income of unconsolidated subsidiaries	(3,176)	(454)	(1,318)	4,948	–
Increase (decrease) in insurance contract liabilities	–	(9,025)	(1,105)	–	(10,130)
Increase (decrease) in investment contract liabilities	–	54	108	–	162
(Increase) decrease in reinsurance assets	–	3,904	(2,378)	–	1,526
Amortization of premium/discount on invested assets	–	(20)	17	–	(3)
Other amortization	3	89	334	–	426
Net realized and unrealized losses and impairments on assets	20	9,676	8,090	–	17,786
Gain on sale of Taiwan insurance business	–	–	(479)	–	(479)
Deferred income tax expense (recovery)	(76)	632	(81)	–	475
Stock option expense	–	3	12	–	15
Net income (loss) adjusted for non-cash items	$(99)	$6,177	$6,866	$–	$12,944
Dividends from unconsolidated subsidiary	1,200	–	319	(1,519)	–
Changes in policy related and operating receivables and payables	(57)	(6,014)	2,835	–	(3,236)
Cash provided by (used in) operating activities	$1,044	$163	$10,020	$(1,519)	$9,708
Investing activities
Purchases and mortgage advances	$–	$(20,974)	$(46,827)	$–	$(67,801)
Disposals and repayments	–	21,032	36,689	–	57,721
Changes in investment broker net receivables and payables	–	61	(169)	–	(108)
Investment in common shares of subsidiaries	(401)	–	–	401	–
Net cash decrease from purchase of subsidiary	–	–	(359)	–	(359)
Redemption of preferred shares of subsidiaries	80	–	–	(80)	–
Capital contribution to unconsolidated subsidiaries	(247)	(93)	–	340	–
Return of capital from unconsolidated subsidiaries	–	278	–	(278)	–
Notes receivable from parent	–	–	(222)	222	–
Notes receivable from subsidiaries	205	3	–	(208)	–
Cash provided by (used in) by investing activities	$(363)	$307	$(10,888)	$397	$(10,547)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$–	$(464)	$(7)	$–	$(471)
Repayment of long-term debt	(350)	–	–	–	(350)
Issue of capital instruments, net	–	–	448	–	448
Net redemption of investment contract liabilities	–	(125)	(80)	–	(205)
Funds repaid, net	–	(5)	(122)	–	(127)
Secured borrowings from securitization transactions	–	–	750	–	750
Changes in bank deposits, net	–	–	981	–	981
Shareholder dividends paid in cash	(761)	–	–	–	(761)
Contributions from (distributions to) non-controlling interests, net	–	–	15	–	15
Common shares issued, net	17	–	401	(401)	17
Preferred shares issued, net	196	–	(80)	80	196
Dividends paid to parent	–	(319)	(1,200)	1,519	–
Gain (loss) on intercompany transaction	–	79	(79)	–	–
Capital contributions by parent	–	–	340	(340)	–
Return of capital to parent	–	–	(278)	278	–
Notes payable to parent	–	–	(208)	208	–
Notes payable to subsidiaries	222	–	–	(222)	–
Cash provided by (used in) financing activities	$(676)	$(834)	$881	$1,122	$493
Cash and short-term securities
Increase (decrease) during the year	$5	$(364)	$13	$–	$(346)
Effect of foreign exchange rate changes on cash and short-term securities	1	259	219	–	479
Balance, beginning of year	22	3,747	8,984	–	12,753
Balance, December 31	$28	$3,642	$9,216	$–	$12,886
Cash and short-term securities
Beginning of year
Gross cash and short-term securities	$22	$4,122	$9,242	$–	$13,386
Net payments in transit, included in other liabilities	–	(375)	(258)	–	(633)
Net cash and short-term securities, January 1	$22	$3,747	$8,984	$–	$12,753
End of year
Gross cash and short-term securities	$28	$4,091	$9,511	$–	$13,630
Net payments in transit, included in other liabilities	–	(449)	(295)	–	(744)
Net cash and short-term securities, December 31	$28	$3,642	$9,216	$–	$12,886
Supplemental disclosures on cash flow information:
Interest received	$–	$3,997	$4,619	$–	$8,616
Interest paid	290	107	1,137	(488)	1,046
Income taxes paid	–	791	319	–	1,110

80	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements

Consolidating Statement of Cash Flows

For the year ended December 31, 2012 (Restated–note 2)	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
Operating activities
Net income (loss)	$1,810	$669	$1,892	$(2,636)	$1,735
Adjustments for non-cash items in net income (loss)
Equity in net income of unconsolidated subsidiaries	(1,771)	(196)	(669)	2,636	–
Increase in insurance contract liabilities	–	6,455	6,585	–	13,040
Increase in investment contract liabilities	–	42	29	–	71
(Increase) decrease in reinsurance assets, net of premium ceded relating to FDA coinsurance (note 8(c))	–	(2,207)	1,371	–	(836)
Amortization of premium/discount on invested assets	–	11	15	–	26
Other amortization	(2)	84	308	–	390
Net realized and unrealized gains and impairments on assets	(20)	(614)	(1,490)	–	(2,124)
Deferred income tax expense (recovery)	14	(886)	(654)	–	(1,526)
Stock option expense	–	3	14	–	17
Goodwill impairment	–	–	200	–	200
Net income (loss) adjusted for non-cash items	$31	$3,361	$7,601	$–	$10,993
Dividends from unconsolidated subsidiary	854	–	–	(854)	–
Changes in policy related and operating receivables and payables	11	(1,084)	875	–	(198)
Cash provided by (used in) operating activities	$896	$2,277	$8,476	$(854)	$10,795
Investing activities
Purchases and mortgage advances	$–	$(20,070)	$(61,705)	$–	$(81,775)
Disposals and repayments	–	18,803	52,308	–	71,111
Changes in investment broker net receivables and payables	–	(32)	(139)	–	(171)
Investment in common shares of subsidiaries	(686)	–	–	686	–
Capital contribution to unconsolidated subsidiaries	(293)	(113)	–	406	–
Return of capital from unconsolidated subsidiaries	–	39	–	(39)	–
Notes receivables from affiliates	–	–	45	(45)	–
Notes receivable from parent	–	–	(72)	72	–
Notes receivable from subsidiaries	24	7	(129)	98	–
Cash provided by (used in) by investing activities	$(955)	$(1,366)	$(9,692)	$1,178	$(10,835)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$–	$(177)	$191	$–	$14
Issue of capital instruments, net	–	–	497	–	497
Repayment of capital instruments	–	–	(1,000)	–	(1,000)
Net redemption of investment contract liabilities	–	(36)	(84)	–	(120)
Funds repaid, net	–	(2)	(9)	–	(11)
Secured borrowings from securitization transactions	–	–	500	–	500
Changes in bank deposits, net	–	–	880	–	880
Shareholder dividends paid in cash	(733)	–	–	–	(733)
Contributions from (distributions to) non-controlling interests, net	–	(6)	35	–	29
Common shares issued, net	–	–	686	(686)	–
Preferred shares issued, net	684	–	–	–	684
Dividends paid to parent	–	–	(854)	854	–
Capital contributions by parent	–	–	406	(406)	–
Return of capital to parent	–	–	(39)	39	–
Notes payable to affiliates	–	(45)	–	45	–
Notes payable to parent	–	129	(31)	(98)	–
Notes payable to subsidiaries	72	–	–	(72)	–
Cash provided by (used in) financing activities	$23	$(137)	$1,178	$(324)	$740
Cash and short-term securities
Increase (decrease) during the year	$(36)	$774	$(38)	$–	$700
Effect of foreign exchange rate changes on cash and short-term securities	–	(65)	(148)	–	(213)
Balance, beginning of year	58	3,038	9,170	–	12,266
Balance, December 31	$22	$3,747	$8,984	$–	$12,753
Cash and short-term securities
Beginning of year
Gross cash and short-term securities	$58	$3,363	$9,378	$–	$12,799
Net payments in transit, included in other liabilities	–	(325)	(208)	–	(533)
Net cash and short-term securities, January 1	$58	$3,038	$9,170	$–	$12,266
End of year
Gross cash and short-term securities	$22	$4,122	$9,242	$–	$13,386
Net payments in transit, included in other liabilities	–	(375)	(258)	–	(633)
Net cash and short-term securities, December 31	$22	$3,747	$8,984	$–	$12,753
Supplemental disclosures on cash flow information:
Interest received	$–	$4,115	$4,554	$(1)	$8,668
Interest paid	309	77	1,188	(624)	950
Income taxes paid	–	–	466	–	466

Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements	81

Note 25    Subsequent Events

On February 25, 2014, MFC issued eight million Class 1 Shares Series 15 (“Class 1 Series 15 Preferred Shares”) at a price of $25 per share, for an aggregate amount of $200. The Class 1 Series 15 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 3.90% until June 19, 2019 after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 2.16%. On June 19, 2019 and on June 19 every five years thereafter, the Class 1 Series 15 Preferred Shares will be convertible at the option of the holder into Class 1 Shares Series 16 (“Class 1 Series 16 Preferred Shares”). The Class 1 Series 16 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury Bill yield plus 2.16%. Subject to regulatory approval, MFC may redeem Class 1 Series 15 Preferred Shares, in whole or in part, at par, on June 19, 2019 and on June 19 every five years thereafter.

On February 21, 2014, MLI issued $500 in subordinated fixed/floating debentures, which mature February 21, 2024. The debentures are guaranteed by MFC on a subordinated basis. The debentures bear interest at a fixed rate of 2.811% per annum, payable semi-annually for five years and thereafter at the 3-month Bankers’ Acceptance rate plus 0.80% payable quarterly. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after February 21, 2019, at par, together with accrued and unpaid interest. The subordinated debentures form part of the Company’s Tier 2B regulatory capital.

Note 26    Comparatives

Certain comparative amounts have been reclassified to conform to the current year’s presentation.

82	Manulife Financial Corporation 2013 Notes to Consolidated Financial Statements